SELECT★LIFE NY II
A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY
issued by
ReliaStar Life Insurance Company of New York and its ReliaStar Life Insurance Company of New York Variable Life Separate Account I

The Policy	**The Fund Families**
• Is issued by ReliaStar Life Insurance Company of New York.	Funds from the following fund families are available through the policy.
• Is returnable by you during the free look period if you are not satisfied.	• AIM Variable Insurance Funds
Premium Payments	• Alger American Funds
• Are flexible, so the premium amount and frequency may vary.	• American Funds Insurance Series
• Are allocated to the variable account and the fixed account, based on your instructions.	• Fidelity® Variable Insurance Products Funds
• Are subject to specified fees and charges.	• ING Investors Trust
The Policy Value	• ING Partners, Inc.
• Is the sum of your holdings in the fixed account, the variable account and the loan account.	• ING VP Portfolios
• Has no guaranteed minimum value under the variable account. The value varies with the value of the sub-accounts you select.	• ING Variable Products Trust
• Has a minimum guaranteed rate of return for amounts in the fixed account.	• Janus Aspen Series
• Is subject to specified fees and charges, including possible surrender charges.	• Neuberger Berman Advisers Management Trust
Death Benefit Proceeds	• PIMCO Advisors VIT
• Are paid if your policy is in force when the insured person dies.	• Pioneer Variable Contracts Trust
• Are calculated under your choice of options:	• Putnam Variable Trust
▷ Option 1 - the base death benefit is the greater of the amount of insurance coverage you have selected or your policy value multiplied by the appropriate factor described in Appendix A; or	
▷ Option 2 - the base death benefit is the greater of the amount of insurance coverage you have selected plus the policy value or your policy value multiplied by the appropriate factor described in Appendix A.	
• Are equal to the base death benefit plus any rider benefits minus any outstanding policy loans, accrued loan interest and unpaid fees and charges.	
• Are generally not subject to federal income tax if your policy continues to meet the federal income tax definition of life insurance.	

This prospectus describes what you should know before purchasing the Select★Life NY II variable universal life insurance policy. Please read it carefully and keep it for future reference.

Neither the Securities and Exchange Commission ("SEC") nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The policy described in this prospectus is not a deposit with, obligation of or guaranteed or endorsed by any bank, nor is it insured or guaranteed by the FDIC, the Federal Reserve Board or any other government agency.

The date of this prospectus is May 1, 2004.

TABLE OF CONTENTS

TERMS TO UNDERSTAND

The following is a list of some of the key defined terms and the page number on which each is defined:

"ReliaStar," "we," "us," "our" and the "company" refer to ReliaStar Life Insurance Company of New York. "You" and "your" refer to the policy owner. The owner is the individual, entity, partnership, representative or party who may exercise all rights over the policy and receive the policy benefits during the insured person's lifetime.

You may contact us about the policy at our: **Customer Service Center**
P.O. Box 5033
2001 21st Avenue N.W.
Minot, North Dakota 58703
1-877-253-5050
www.servicecenter@reliastar.com

POLICY SUMMARY

This summary highlights the features and benefits of the policy, the risks that you should consider before purchasing a policy and the fees and charges associated with the policy and its benefits. More detailed information is included in the other sections of this prospectus which should be read carefully before you purchase the policy.

The Policy's Features and Benefits

Premium Payments **See Premium Payments, page 21.**	• You choose when to pay and how much to pay, but you cannot pay additional premiums after age 100 and we may refuse to accept any premium less than $25. • You will need to pay sufficient premiums to keep the policy in force. Failure to pay sufficient premiums may cause your policy to lapse. • We may refuse any premium that would disqualify your policy as life insurance under Section 7702 of the Internal Revenue Code. • We deduct a premium expense charge from each premium payment and credit the remaining premium (the "net premium") to the variable account or the fixed account according to your instructions.
Free Look Period **See Free Look Period, page 22.**	• During the free look period, you have the right to examine your policy and return it for a refund if you are not satisfied for any reason. • The free look period is generally ten days from your receipt of the policy. • During the free look period, your net premium will be allocated to the sub-account which invests in the Fidelity® VIP Money Market Portfolio. • Upon cancellation of your policy during the free look period, you will receive a return of all premium we have received.
Temporary Insurance **See Temporary Insurance, page 22.**	• If you pay the minimum initial premium and qualify, we may issue temporary insurance coverage. • If the insured person's age is 59 or less, the maximum amount of temporary insurance coverage is $500,000; otherwise the maximum amount of temporary insurance coverage is $250,000.

Death Benefits
 	
See *Death Benefits*, page 27.
	• Death benefits are paid if your policy is in force when the insured person dies.
	• Until age 100, the amount of the death benefit will depend on which death benefit option is in effect when the insured person dies.
	• You may choose between one of two death benefit options:
	  ▷ Option 1 - the base death benefit is the greater of the amount of insurance coverage you have selected or your policy value multiplied by the appropriate factor described in Appendix A; or
	  ▷ Option 2 - the base death benefit is the greater of the amount of insurance coverage you have selected plus your policy value or your policy value multiplied by the appropriate factor described in Appendix A.
	• After age 100, the base death benefit under either option will be the policy value.
	• We will reduce the death benefit proceeds payable under any death benefit option by any outstanding policy loans, accrued loan interest and unpaid fees and charges.
	• The death benefit is generally not subject to federal income tax if your policy continues to meet the federal income tax definition of life insurance.

Death Benefit Guarantees
 	
See Death Benefit Guarantees, page 31.
	• Generally, your policy will not lapse as long as your policy value minus any surrender charge, loan account value and unpaid fees and charges (the "surrender value") is enough to cover the periodic fees and charges, when due.
	• However, the policy has two guarantees which provide that the policy will not lapse even if the surrender value is not enough to pay the periodic fees and charges, when due:
	  ▷ The basic death benefit guarantee is standard on every policy. The basic death benefit guarantee period expires after five policy years. Under this guarantee your policy will not lapse provided your cumulative premium payments, minus any partial withdrawals or loans, are at least equal to the sum of minimum premium payments to the next monthly processing date. There is no charge for this guarantee;
	  ▷ The extended death benefit guarantee is standard on every policy. Your policy will specify the extended death benefit guarantee period. Under this guarantee your policy will not lapse provided your cumulative premium payments, minus any partial withdrawals or loans, are at least equal to the sum of extended death benefit guarantee premium payments to the next monthly processing date. There is no charge for this guarantee.

Rider Benefits
 	
See *Additional Insurance Benefits*, page 32.
	• Your policy may include additional insurance benefits, attached by rider. There are two types of rider benefits:
	  ▷ Optional rider benefits that you must select before they are effective; and
	  ▷ Rider benefits that automatically come with your policy.
	• In many cases, we deduct an additional monthly charge for these benefits.
	• Not all riders may be available under your policy.

Investment Options See *The Investment Options,* page 17.	• You may allocate your net premiums to the ReliaStar Life Insurance Company of New York Variable Life Separate Account I (the "variable account") and our fixed account. • The variable account is one of our separate accounts and consists of sub-accounts which invest in corresponding funds. When you allocate premiums to a sub-account, we invest any net premiums in shares of the corresponding fund. • Your variable account value will vary with the investment performance of the funds and the charges we deduct from your variable account value. • The fixed account is part of our general account and consists of all of our assets other than those in our separate accounts (including the variable account) and loan account. • We credit interest of at least 4.00% per year on amounts allocated to the fixed account. • We may, in our sole discretion, credit interest in excess of 4.00%.
Transfers See Transfers, page 39.	• You currently may make an unlimited number of transfers between the sub-accounts and to the fixed account each policy year. We reserve the right, however, to limit you to 12 transfers each policy year, and transfers are subject to any other limits, conditions and restrictions that we or the funds whose shares are involved may impose. • There are certain restrictions on transfers from the fixed account. • We currently do not charge for transfers. We reserve the right, however, to charge up to $25 for each transfer in excess of 12 transfers in a policy year.
Asset Allocation Programs See Dollar Cost Averaging, page 40. See Automatic Rebalancing, page 41.	• Dollar cost averaging is a systematic program of transferring policy values to selected investment options. It is intended to help reduce the risk of investing too much when the price of a fund's shares is high. It also helps to reduce the risk of investing too little when the price of a fund's shares is low. • Automatic rebalancing is a systematic program through which your variable and fixed account values are periodically reallocated among your selected investment options to maintain the allocation percentages you have chosen. • You cannot participate in the automatic rebalancing and dollar cost averaging programs at the same time. • There is currently no charge to participate in the dollar cost averaging or automatic rebalancing programs, although we reserve the right to assess a charge in the future. • **Neither of these asset allocation programs assures a profit nor do they protect you against a loss in a declining market.**

Loans **See Loans, page 38.**	• You may take loans against your policy's surrender value. We reserve the right to limit borrowing during the first policy year. • A loan must be at least $500 and may not exceed 100% of your surrender value. • When you take a loan from your policy we transfer an amount equal to your loan to the loan account as collateral for your loan. The loan account is part of our general account. • We credit amounts held in the loan account with interest at an annual rate of 4.00%. • We also charge interest on loans. Interest is payable in advance and accrues daily at a current annual rate of 5.66%. • After the tenth policy year, preferred loans are available. For preferred loans interest is payable in advance at an annual rate of 3.85% on the portion of your loan account that is not in excess of the policy value, minus the total of all premiums paid net of all partial withdrawals. • Loans reduce your policy's death benefit and may cause your policy to lapse. • Loans may have tax consequences, and you should consult with a tax adviser before taking a loan from your policy.
Partial Withdrawals **See Partial Withdrawals, page 42.**	• After the first policy year, you may withdraw part of your policy's surrender value. • We currently allow only one partial withdrawal each policy year. • A partial withdrawal must be at least $500. • In policy years two through ten you may not withdraw more than 20% of your surrender value. • We currently charge $10 for each partial withdrawal, but we reserve the right to charge up to $25 for each partial withdrawal. • Partial withdrawals reduce your policy's base death benefit and policy value. • Partial withdrawals may also have tax consequences, and you should consult with a tax adviser before taking a partial withdrawal from your policy.
Surrenders **See Surrender, page 44.**	• You may surrender your policy for its surrender value at any time before the death of the insured person. • The surrender value of a policy is equal to the policy value minus any surrender charge, loan account value and unpaid fees and charges. • Surrender charges apply for ten policy years and for ten years after each increase in your insurance coverage. The surrender charges decrease uniformly each month to zero at the end of the tenth policy or segment year. • The initial surrender charge rates vary by gender, risk class and age at issue. Surrender charge rates for increases in your insurance coverage vary by gender, risk class and age at the time of the increase. • The surrender charge is neither assessed upon nor reduced because of a requested decrease in your insurance coverage. • If the surrender charge exceeds the policy value minus the loan account value and unpaid fees and charges, there will be no proceeds paid to you on surrender. • All insurance coverage ends on the date we receive your surrender request. • If you surrender your policy, it cannot be reinstated. • Surrendering the policy may have tax consequences, and you should consult with a tax adviser before surrendering your policy.
Reinstatement **See Reinstatement, page 45.**	• You may reinstate your policy and riders within five years of its lapse if you did not surrender your policy, you still own the policy and the insured person is still insurable. • You will need to pay the required reinstatement premium. • If the extended death benefit guarantee lapses, it cannot be reinstated. • A policy that is reinstated more than 90 days after lapsing may be considered a modified endowment contract for tax purposes. • Reinstating your policy may have tax consequences, and you should consult with a tax adviser before reinstating your policy.

Factors You Should Consider Before Purchasing a Policy

The decision to purchase a policy should be discussed with your agent/registered representative. Make sure you understand the policy's investment options, its other features and benefits, its risks and the fees and charges you will incur. Consider, among others, the following matters.

Life Insurance Coverage	• The policy is not a short-term investment and should be purchased only if you need life insurance coverage. Evaluate your need for life insurance coverage before purchasing a policy. • You should purchase a policy only if you intend and have the financial capability to keep the policy in force for a substantial period of time.
Fees and Charges See *Fees and Charges*, **page 23.**	• In the early policy years the surrender charge usually exceeds the policy value because the surrender charge is usually more than the cumulative minimum monthly premiums minus policy fees and charges. Therefore, you should purchase a policy only if you intend and have the financial capability to keep the policy in force for a substantial period of time. • A policy's fees and charges reflect the costs associated with its features and benefits, the services we render, the expenses we expect to incur and the risks we assume under the policy. • We believe the policy's fees and charges, in the aggregate, are reasonable, but before purchasing a policy you should compare the value that these various features, benefits and services have to you, given your particular circumstances, with the fees and charges associated with those features, benefits and services.

Lapse
 	
 See Lapse, page 44.
	• Your policy will not lapse and your insurance coverage under the policy will continue if on any monthly processing date:
	
	   ▷ A death benefit guarantee is in effect; or
	
	   ▷ Your surrender value is enough to pay the periodic fees and charges when due.
	
	 • If you do not meet these conditions, we will send you notice and give you a 61 day grace period to make a sufficient premium payment.
	
	 • If you do not make a sufficient premium payment by the end of the 61 day grace period, your life insurance coverage will terminate and your policy will lapse.

Investment Risk
 	
 See The Variable Account, page 18.
	• You should evaluate the policy's long-term investment potential and risks before purchasing a policy.
	
	 • For amounts you allocate to the sub-accounts of the variable account:
	
	   ▷ Your values will fluctuate with the markets, interest rates and the performance of the underlying funds;
	
	   ▷ You assume the risk that your values may decline or not perform to your expectations;
	
	   ▷ Your policy could lapse without value or you may be required to pay additional premium because of poor fund performance;
	
	   ▷ Each fund has various investment risks, and some funds are riskier than others;
	
	   ▷ There is no assurance that any of the funds will achieve its stated investment objective; and
	
	   ▷ You should read each fund's prospectus and understand the risks associated with the fund before allocating your premiums to its corresponding sub-account.
	
	 • For amounts you allocate to the fixed account:
	
	   ▷ Interest rates we declare will change over time; and
	
	   ▷ You assume the risk that interest rates may decline, although never below the guaranteed minimum interest rate of 4.00%.

Exchanges See *Purchasing a Policy*, **page 20.**	• Replacing your existing life insurance policy(ies) with the policy described in this prospectus may not be beneficial to you. • Before purchasing a policy, determine whether your existing policy(ies) will be subject to fees or penalties upon surrender or cancellation. • Also compare the fees, charges, coverage provisions and limitations, if any, of your existing policy(ies) with those of the policy described in this prospectus.
Taxation See **TAX CONSIDERATIONS, page 45.**	• Under current federal income tax law, death benefits of life insurance policies generally are not subject to income tax. In order for this treatment to apply, the policy must qualify as a life insurance contract. We believe it is reasonable to conclude that the policy will qualify as a life insurance contract. • Assuming the policy qualifies as a life insurance contract under current federal income tax law, your policy earnings are generally not subject to income tax as long as they remain within your policy. However depending on circumstances, the following events may cause taxable consequences for you: ▷ Reduction in the amount of your insurance coverage; ▷ Partial withdrawals; ▷ Loans; ▷ Surrender; ▷ Lapse; and ▷ Reinstatement. • In addition, if your policy is a modified endowment contract, a partial withdrawal, surrender or a loan against or secured by the policy will cause income taxation to the extent of any gain in the policy. A penalty tax may be imposed on a distribution from a modified endowment contract as well. • There is always the possibility that the tax treatment of the policy could be changed by legislation or otherwise. You should consult a tax adviser with respect to legislative developments and their effect on the policy. • **Consult with a qualified legal or tax adviser before you purchase a policy.**
Sales Compensation	• We pay compensation to broker/dealers who sell the policy. • Broker/dealers may be able to choose to receive compensation under various payment options, but their choice will not affect the fees and charges you will pay for the policy.
Other Products	• We and our affiliates offer other insurance products which may have different features, benefits, fees and charges. These other products may better match your needs. • Contact your agent/registered representative for information about these other products.

Fees and Charges

The following tables describe the fees and charges you will pay when buying, owning and surrendering the policy.

Transaction Fees and Charges The following table describes the fees and charges you will pay at the time you buy the policy, make a partial withdrawal, surrender the policy, transfer your policy value between investment options or make certain other transactions. **See *Fees and Charges* - Transaction Fees and Charges, page 23.**

Charge	When Deducted	Amount Deducted
Premium Expense Charge	• Deducted when you make a premium payment.	• 4.75% of each premium payment made in policy years 1 - 10, and lower thereafter - current. • 6.00% of each premium payment made in policy years 1 - 10, and lower thereafter - guaranteed.
Partial Withdrawal Fee	• Deducted when you take a partial withdrawal.	• $25 - maximum. • $10 - current.
Surrender Charge[1]	• Deducted when you surrender or lapse your policy during the first ten policy years (or ten years from an increase in your insurance coverage).	• Minimum rates - $1.98 per $1,000 of insurance coverage. • Maximum rates - $25.57 per $1,000 of insurance coverage. • Rates for a representative insured person - $7.81 per $1,000 of insurance coverage. The representative insured person is a male, age 40 in the preferred no tobacco risk class.
Transfer Charge	• Deducted each time you make a transfer between investment options.	• $25 - maximum. • $0 - current.
Excess Illustration Fee	• Deducted each time you request an illustration after the first each policy year.	• $50 - maximum. • $0 - current.
Excess Annual Policy Report Fee	• Deducted each time you request an annual policy report after the first each policy year.	• $50 - maximum. • $0 - current.
Accelerated Death Benefit Charge	• On the date the acceleration request is processed.	• $300 per acceleration request.

[1] The rates shown are for the first segment year. The surrender charge rates that apply to you depend on the insured person's gender, age and risk class. The rates for the representative insured person listed above may be more or less than you will pay, and you should contact your agent/registered representative for information about the rates that apply to you. The surrender charge decreases uniformly each month to zero at the end of the tenth policy or segment year.

Periodic Fees and Charges The following table describes the fees and charges you will pay each month on the monthly processing date, not including fund fees and expenses. **See *Fees and Charges* - Periodic Fees and Charges, page 24.**

Charge	When Deducted	Amount Deducted
Cost of Insurance Charge[2]	• On the monthly processing date.	• Minimum Rates per $1,000 of insurance coverage - ▷ $0.01 - current. ▷ $0.06 - guaranteed. • Maximum Rates per $1,000 of insurance coverage - ▷ $1.88 - current. ▷ $15.82 - guaranteed. • Rates for a representative insured person per $1,000 of insurance coverage - ▷ $0.03 - current. ▷ $0.19 - guaranteed. ▷ The representative insured person is a male, age 40 in the preferred no tobacco risk class.
Administrative Charge	• On the monthly processing date.	• $7.50 - current. • The product of $5 and the ratio (not to exceed 2.00) of (a) the Consumer Price Index (for all urban households) for the preceding September to (b) the Consumer Price Index for September 1985 - guaranteed.
Monthly Amount Charge[2]	• On the monthly processing date during the first ten policy years or the (or for ten years following an increase in your insurance coverage).	• Minimum rates - $0.10 per $1,000 of insurance coverage. • Maximum rates - $3.86 per $1,000 of insurance coverage. • Rates for a representative insured person - $0.26 per $1,000 of insurance coverage. The representative insured person is a male, age 40 in the preferred no tobacco risk class.
Monthly Variable Accumulation Value Charge[3]	• On the monthly processing date.	• 0.03% (0.40% annually) of variable account value - current. • 0.05% (0.60% annually) of variable account value - guaranteed.
Loan Interest Charge	• Payable in advance at the time you take a loan and each policy year thereafter.	• 5.66% annually of the amount held in the loan account for non-preferred loans. • 3.85% annually of the amount held in the loan account for preferred loans.

[2] The minimum and maximum rates shown are for an insured person in the standard risk class. All rates shown are for the first policy year. The rates have been rounded to the nearest penny. Consequently, the actual rates are either more or less than these rounded rates. The cost of insurance rates and the monthly amount charges that apply to you depend on the amount of your insurance coverage and the insured person's age at issue and age on the effective date of an increase in your insurance coverage, gender and risk class and the cost of insurance rates generally increase each year after the first segment year. Separate cost of insurance rates apply to each segment of your insurance coverage. A segment or coverage segment is a block of insurance coverage. The rates for the representative insured person listed above may be more or less than you will pay, and you should contact your agent/registered representative for information about the rates that apply to you.

[3] The current monthly variable accumulation value charge rate is rounded to the nearest one hundredth of one percent. See Periodic Fees and Charges - Monthly Variable Accumulation Value Charge, page 26 for the monthly rate without rounding.

Optional Rider Fees and Charges The following table describes the charges you will pay if you elect any of the optional rider benefits. **See *Fees and Charges* - Optional Rider Fees and Charges, page 26.**

Rider	When Deducted	Amount Deducted
Accidental Death Benefit Rider[4]	• On the monthly processing date.	• Minimum Rates - $0.07 per $1,000 of rider benefit. • Maximum Rates - $0.11 per $1,000 of rider benefit. • Rates for a representative insured person - $0.07 per $1,000 of rider benefit. The representative insured person is a male, age 40 in the preferred no tobacco risk class.
Additional Insured Rider[4]	• On the monthly processing date.	• Minimum Rates - $0.08 per $1,000 of rider benefit. • Maximum Rates - $1.91 per $1,000 of rider benefit. • Rates for a representative additional insured person - $0.16 per $1,000 of rider benefit. The representative additional insured person is a female, age 35 in the preferred no tobacco risk class.

Term Insurance Rider[4]	• On the monthly processing date to age 80.	**Cost of Insurance Charge Rates -**
		• Minimum Rates per $1,000 of rider benefit -
		  ▷ $0.01 - current.
		  ▷ $0.06 - guaranteed.
		• Maximum Rates per $1,000 of rider benefit -
		  ▷ $0.67 - current.
		  ▷ $4.66 - guaranteed.
		• Rates for a representative insured person per $1,000 of rider benefit -
		  ▷ $0.03 - current.
		  ▷ $0.19- guaranteed.
		  ▷ The representative insured person is a male, age 40 in the preferred no tobacco risk class.
		Monthly Amount Charge Rates -
		• Minimum Rates - $0.03 per $1,000 of rider benefit.
		• Maximum Rates - $1.66 per $1,000 of rider benefit.
		• Rates for a representative insured person - $0.07 per $1,000 of rider benefit. The representative insured person is a male, age 40 in the preferred no tobacco risk class.

Total Disability Specified Premium Rider[4]	• On the monthly processing date.	• Minimum Rates - $0.04 per $1 of the specified amount of premium. • Maximum Rates - $0.17 per $1 of the specified amount of premium. • Rates for a representative insured person - $0.05 per $1 of the specified amount of premium. The representative insured person is a male, age 40 in the preferred no tobacco risk class.

Optional Rider Fees and Charges, *continued*

Rider	When Deducted	Amount Deducted
Waiver of Monthly Deduction Rider[4]	• On the monthly processing date.	• Minimum Rates - $0.04 per $1 of the periodic fees and charges due each month. • Maximum Rates - $0.48 per $1 of the periodic fees and charges due each month. • Rates for a representative insured person - $0.06 per $1 of the periodic fees and charges due each month. The representative insured person is a male, age 40 in the preferred no tobacco risk class.

[4] The rates shown are for the first policy year. Some rates have been rounded to the nearest penny, and consequently the actual rates may be either more or less than these rounded rates. The rates for these riders depend on the insured person's age at issue, gender and risk class (where applicable) and generally increase each year after the first policy year. The rates for the representative insured person listed above may be more or less than you will pay, and you should contact your agent/registered representative for information about the rates that apply to you.

Fund Fees and Expenses The following table shows the minimum and maximum fund fees and expenses that you may pay during the time you own the policy. These may change from year to year. You should review the fund prospectuses for details about the fees and charges specific to a particular fund. **See also *Fees and Charges* - Fund Fees and Expenses, page 27.**

Annual Fund Expenses (expenses deducted from fund assets)

	Minimum	Maximum
Total Gross Annual Fund Expenses[5]	0.28%	2.40%
Total Net Annual Fund Expenses[5, 6]	0.28%	1.34%

[5] Total annual fund expenses include management fees, distribution (12b-1) fees and other expenses.

[6] The Total Net Annual Fund Expense figures take into account contractual arrangements that require reimbursement or waiver of certain fund fees and expenses at least through the end of this year. Out of all of the funds available through the policy, 19 have contractual arrangements to reimburse or waive certain fees and expenses. Generally, these arrangements provide that fees and expenses will be reimbursed or waived above a certain level for a specific period of time. **See the Fund Expense Table which begins on the following page for more detailed information about these contractual arrangements.** The minimum and maximum total net annual fund expenses shown take into account all of the available funds, not just those with contractual arrangements.

Fund Expense Table.[1] The following table shows the investment advisory fees and other expenses charged annually by each fund. Fund fees are one of the factors that impact the value of a fund share. To learn about additional factors, please see the fund prospectuses. **See also Fees and Charges - Fund Fees and Expenses, page 27.** The following figures are a percentage of the average net assets of each fund as of December 31, 2003.

Fund Name	Management Fees	Distribution (12b-1) Fees	Other Expenses	Total Gross Annual Fund Expenses	Fees and Expenses Waived or Reimbursed	Total Net Annual Fund Expenses
AIM V.I. Dent Demographic Trends Fund (Series I Shares) [2]	0.85%	--	0.45%	1.30%	--	1.30%
Alger American Growth Portfolio (Class O Shares)	0.75%	--	0.10%	0.85%	--	0.85%
Alger American Leveraged AllCap Portfolio (Class O Shares)	0.85%	--	0.12%	0.97%	--	0.97%
Alger American MidCap Growth Portfolio (Class O Shares)	0.80%	--	0.13%	0.93%	--	0.93%
Alger American Small Capitalization Portfolio (Class O Shares)	0.85%	--	0.12%	0.97%	--	0.97%
American Funds Insurance Series - Growth Fund (Class 2)	0.37%	0.25%	0.02%	0.64%	N/A	0.64%
American Funds Insurance Series - Growth-Income Fund (Class 2)	0.33%	0.25%	0.01%	0.59%	N/A	0.59%
American Funds Insurance Series - International Fund (Class 2)	0.57%	0.25%	0.06%	0.88%	N/A	0.88%
Fidelity® VIP *Contrafund*® Portfolio (Initial Class)	0.58%	--	0.09%	0.67%	--	0.67%
Fidelity® VIP Equity-Income Portfolio (Initial Class)	0.48%	--	0.09%	0.57%	--	0.57%
Fidelity® VIP Growth Portfolio (Initial Class)	0.58%	--	0.09%	0.67%	--	0.67%
Fidelity® VIP High Income Portfolio (Initial Class)	0.58%	--	0.11%	0.69%	--	0.69%
Fidelity® VIP Index 500 Portfolio (Initial Class) [3]	0.24%	--	0.10%	0.34%	--	0.34%
Fidelity® VIP Investment Grade Bond Portfolio (Initial Class)	0.43%	--	0.11%	0.54%	--	0.54%
Fidelity® VIP Money Market Portfolio (Initial Class)	0.20%	--	0.09%	0.29%	--	0.29%
ING Hard Assets Portfolio (Class I) [4, 5, 6]	0.68%	--	0.01%	0.69%	--	0.69%
ING JPMorgan Small Cap Equity Portfolio (Class I) [4, 5, 7, 8]	0.90%	--	--	0.90%	--	0.90%
ING Legg Mason Value Portfolio (Class I) [4, 5, 7, 8]	0.81%	--	--	0.81%	--	0.81%
ING Limited Maturity Bond Portfolio (Class S) [9, 10]	0.27%	--	0.26%	0.53%	--	0.53%
ING Liquid Assets Portfolio (Class I) [4, 5, 7]	0.27%	--	0.01%	0.28%	--	0.28%
ING MFS Mid Cap Growth Portfolio (Class S) [9, 10, 11, 12]	0.64%	--	0.26%	0.90%	--	0.90%
ING MFS Total Return Portfolio (Class I) [4, 5, 6, 8, 13]	0.64%	--	0.01%	0.65%	--	0.65%
ING Mercury Focus Value Portfolio (Class I) [4, 5, 7]	0.80%	--	--	0.80%	--	0.80%
ING Salomon Brothers Investors Portfolio (Class I) [4, 5, 6]	0.75%	--	--	0.75%	--	0.75%
ING Stock Index Portfolio (Class I) [4, 5, 14]	0.27%	--	0.01%	0.28%	--	0.28%
ING T. Rowe Price Capital Appreciation Portfolio (Class I) [4, 5, 6, 8]	0.68%	--	0.01%	0.69%	--	0.69%

Fund Name	Management Fees	Distribution (12b-1) Fees	Other Expenses	Total Gross Annual Fund Expenses	Fees and Expenses Waived or Reimbursed	Total Net Annual Fund Expenses
ING Van Kampen Equity Growth Portfolio (Class I) [4, 5, 7]	0.65%	--	0.02%	0.67%	--	0.67%
ING Van Kampen Real Estate Portfolio (Class I) [4, 5, 6]	0.68%	--	--	0.68%	--	0.68%
ING JPMorgan Mid Cap Value Portfolio (Initial Class)	0.75%	--	0.35%	1.10%	--	1.10%
ING UBS U.S. Allocation Portfolio (Initial Class) [15]	0.85%	--	0.20%	1.05%	--	1.05%
ING Van Kampen Comstock Portfolio (Initial Class) [16]	0.60%	--	0.35%	0.95%	0.07%	0.88%
ING VP Bond Portfolio (Class I) [*, 17]	0.40%	--	0.10%	0.50%	--	0.50%
ING VP Index Plus LargeCap Portfolio (Class I) [*, 17, 18]	0.35%	--	0.08%	0.43%	--	0.43%
ING VP Index Plus MidCap Portfolio (Class I) [*, 17, 18]	0.40%	--	0.10%	0.50%	--	0.50%
ING VP Index Plus SmallCap Portfolio (Class I) [*, 17, 18]	0.40%	--	0.16%	0.56%	--	0.56%
ING VP Disciplined LargeCap Portfolio (Class I) [*, 19, 20, 21]	0.75%	--	0.71%	1.46%	0.56%	0.90%
ING VP High Yield Bond Portfolio (Class I) [*, 19, 20, 21]	0.75%	--	0.49%	1.24%	0.43%	0.81%
ING VP International Value Portfolio (Class I) [*, 19, 20, 21]	1.00%	--	0.45%	1.45%	0.45%	1.00%
ING VP MagnaCap Portfolio (Class I) [**, 19, 20, 21, 22]	0.75%	--	0.39%	1.14%	0.24%	0.90%
ING VP MidCap Opportunities Portfolio (Class I) [*, 19, 20, 21,]	0.75%	--	0.46%	1.21%	0.31%	0.90%
ING VP SmallCap Opportunities Portfolio (Class I) [*, 19, 20, 21]	0.75%	--	0.32%	1.07%	0.17%	0.90%
Janus Aspen Growth Portfolio (Institutional Shares)	0.65%	--	0.02%	0.67%	--	0.67%
Janus Aspen International Growth Portfolio (Institutional Shares)	0.65%	--	0.11%	0.76%	--	0.76%
Janus Aspen Mid Cap Growth Portfolio (Institutional Shares)	0.65%	--	0.02%	0.67%	--	0.67%
Janus Aspen Worldwide Growth Portfolio (Institutional Shares)	0.65%	--	0.06%	0.71%	--	0.71%
Neuberger Berman AMT Limited Maturity Bond Portfolio (Class I) [23]	0.65%	--	0.09%	0.74%	--	0.74%
Neuberger Berman AMT Partners Portfolio (Class I) [23]	0.83%	--	0.07%	0.90%	--	0.90%
Neuberger Berman AMT Socially Responsive Portfolio (Class I) [23, 24]	0.85%	--	1.45%	2.30%	0.96%	1.34%
OpCap Equity Portfolio [25]	0.80%	--	0.20%	1.00%	--	1.00%
OpCap Global Equity Portfolio [25]	0.80%	--	0.47%	1.27%	0.01%	1.26%
OpCap Managed Portfolio [25]	0.80%	--	0.13%	0.93%	--	0.93%
OpCap Small Cap Portfolio [25]	0.80%	--	0.13%	0.93%	--	0.93%
Pioneer Mid Cap Value VCT Portfolio (Class I)	0.65%	--	0.11%	0.76%	--	0.76%
Pioneer Small Cap Value VCT Portfolio (Class I) [26]	0.75%	--	1.65%	2.40%	1.15%	1.25%
Putnam VT Growth and Income Fund (Class IA Shares)	0.48%	--	0.05%	0.53%	N/A	0.53%
Putnam VT New Opportunities Fund (Class IA Shares)	0.59%	--	0.08%	0.67%	N/A	0.67%

Fund Name	Management Fees	Distribution (12b-1) Fees	Other Expenses	Total Gross Annual Fund Expenses	Fees and Expenses Waived or Reimbursed	Total Net Annual Fund Expenses
Putnam VT Small Cap Value Fund (Class IA Shares)	0.79%	--	0.12%	0.91%	N/A	0.91%
Putnam VT Voyager Fund (Class IA Shares)	0.55%	--	0.07%	0.62%	N/A	0.62%

*   Effective April 30, 2004, the name of the class of shares for this fund changed from Class R to Class I; however, Class I shares will not be available for investment until May 3, 2004.

1   We may receive compensation from each of the funds or their affiliates based on an annual percentage of the average net assets held in that fund by the company. The percentage paid may vary from one fund to another. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in this Fund Expense Table and the fund prospectuses. We may also receive additional payments for administrative, recordkeeping or other services which we provide to the funds or their affiliates or as an incentive for us to make the funds available through the policy. These additional payments are not disclosed in this Fund Expense Table and do not increase, directly or indirectly, the fees and expenses shown below. See Fees and Charges– Fund Fees and Expenses on page 27 for additional information.

2   The Fund's advisor has contractually agreed to waive advisory fees or reimburse expenses of Series I shares to the extent necessary to limit Total Annual Fund Operating Expenses (excluding certain items discussed below) to 1.30%. In determining the advisor's obligation to waive advisory fees and/or reimburse expenses, the following expenses are not taken into account, and could cause the Total Annual Fund Operating Expenses to exceed the 1.30% cap: (i) interest; (ii) taxes; (iii) extraordinary items (these are expenses that are not anticipated to arise from the Fund's day-to-day operations), as defined in the Financial Accounting Standard's Board's Generally Accepted Accounting Principles or as approved by the Fund's board of trustees; (iv) expenses related to a merger or reorganization, as approved by the Fund's board of trustees; and (v) expenses that the Fund has incurred but did not actually pay because of an expense offset arrangement. Currently, the only expense offset arrangements from which the Fund benefits are in the form of credits that the Fund receives from banks where the Fund or its transfer agent has deposit accounts in which it holds uninvested cash. Those credits are used to pay certain expenses incurred by the Fund. The expense limitation agreement is in effect through December 31, 2005.

3   The fund's manager has voluntarily agreed to reimburse the class to the extent that total operating expenses (excluding interest, taxes, certain securities lending costs, brokerage commission and extraordinary expenses), as a percentage of its average net assets, exceed 0.28%. The arrangement can be discontinued by the fund's manager at any time.

4   The table above shows the estimated operating expenses for Class I Shares of each Portfolio as a ratio of expenses to average daily net assets. These estimates, unless otherwise noted, are based on each Portfolio's actual operating expenses for its most recently completed fiscal year, as adjusted for contractual changes, if any.

5   Through a "bundled fee" arrangement, Directed Services, Inc. (DSI), the Trust's manager, is paid a single fee for advisory, administrative, custodial, transfer agency, auditing and legal services necessary for the ordinary operation of the Portfolio. The Portfolios would bear any extraordinary expenses.

6   Because the Class I Shares of these Portfolios had not had a full year's performance during the fiscal year ended December 31, 2003, expenses are estimated based on the expenses of the Portfolio's Class S Shares for the most recently completed fiscal year.

7   Because the Class I Shares of these Portfolios had not commenced operations prior to December 31, 2003, the Portfolios' fiscal year end, expenses are estimated based on the expenses of the Portfolio's Class S Shares for the most recently completed fiscal year.

8   A portion of the brokerage commissions that the Portfolios pay is used to reduce each Portfolio's expenses. Including these reductions and the MFS voluntary management fee waiver the "Total Annual Fund Operating Expenses" for the year ended December 31, 2003 would have been 0.89% for ING JPMorgan Small Cap Equity, 0.80% for ING Legg Mason Value, 0.64% for ING MFS Total Return and 0.68% for ING T. Rowe Price Capital Appreciation Portfolios. This arrangement may be discontinued at any time.

9   The table above shows the estimated operating expenses for Class S Shares of each Portfolio as a ratio of expenses to average daily net assets. These estimates, unless otherwise noted, are based on each Portfolio's actual operating expenses for its most recently completed fiscal year, as adjusted for contractual changes, if any. "Other Expenses" shown in the table above includes a Shareholder Services Fee of 0.25%.

10   Through a "bundled fee" arrangement, Directed Services, Inc. (DSI), the Trust's manager, is paid a single fee for advisory, administrative, custodial, transfer agency, auditing and legal services necessary for the ordinary operation of the Portfolio. The Portfolios would bear any extraordinary expenses.

11   A portion of the brokerage commissions that the Portfolios pay is used to reduce the Portfolio's expenses. Including these reductions and the MFS voluntary management fee waiver the "Total Annual Fund Operating Expenses" for the year ended December 31, 2003 would have been 0.86%. This arrangement may be discontinued at any time.

12   DSI has voluntarily agreed to waive a portion of its management fee for certain Portfolios. Including this waiver, the "Total Annual Fund Operating Expenses" for the year ended December 31, 2003, would have been 0.89%. This arrangement may be discontinued by DSI at any time.

13   DSI has voluntarily agreed to waive a portion of its management fee for certain Portfolios. Including this waiver, the "Total Annual Fund Operating Expenses" for the year ended December 31, 2003, would have been 0.65%. This arrangement may be discontinued by DSI at any time.

14   Because the Portfolio is new, expenses, shown above, are estimated.

15   Management/(Advisory) Fees have been restated to reflect a decrease from 0.90% to 0.85% effective May 1, 2004.

16   The Administrator of the Fund has contractually agreed to waive all or a portion of its administrative services fees and/or reimburse administrative expenses for the Van Kampen Comstock Portfolio so that the Total Net Fund Annual Operating Expenses for this Portfolio shall not exceed 0.88% through April 30, 2005. Without this waiver, the Total Net Fund Annual Operating Expenses would be 0.95%.

17   The table above shows the estimated operating expenses for Class I shares of each Portfolio as a ratio of expenses to average daily net assets. These estimates are based on each Portfolio's actual operating expenses for its most recently completed fiscal year and fee waivers to which the Portfolio's investment adviser has agreed for each Portfolio.

18   ING Investments, LLC, the investment adviser to each Portfolio, entered into written expense limitation agreements with each Portfolio under which it will limit expenses of the Portfolios, excluding interest, brokerage and extraordinary expenses, subject to possible recoupment by the adviser within three years. The amount of each Portfolio's expenses waived, reimbursed or recouped during the last fiscal year by the adviser is shown under "Fees and Expenses Waived or Reimbursed" in the table above. The expense limit for each Portfolio is shown as "Net Annual Fund Operating Expenses" in the table above. For each Portfolio, the expense limits will continue through at least December 31, 2004. For further information regarding the expense limitation agreements, see the Fund's prospectus.

19   The above table shows the estimated operating expenses for Class I shares of each Portfolio as a ratio of expenses to average daily net assets. These estimates are based on each Portfolio's actual operating expenses for its most recently completed fiscal year, as adjusted for contractual changes, if any, and fee waivers to which the Portfolio's investment adviser has agreed for each Portfolio.

20   ING Funds Services, LLC receives an annual administration fee equal to 0.10% of average daily net assets which is included in Other Expenses in the above table. Estimated Other Expenses are based on each Portfolio's actual Other Expenses for its most recently completed fiscal year.

21   ING Investments, LLC, the investment adviser to each Portfolio, has entered into a written expense limitation agreement with each Portfolio under which it will limit expenses of the Portfolio, excluding interest, taxes, brokerage and extraordinary expenses, subject to possible recoupment by the adviser within three years. The amount of each Portfolio's expenses waived, reimbursed or recouped during the last fiscal year by the adviser is shown under Fees and Expenses Waived or Reimbursed in the above table. For each Portfolio except ING VP MidCap Opportunities, the expense limits will continue through at least December 31, 2004. For ING VP MidCap Opportunities, the expense limits will continue through at least December 31, 2005. For further information regarding the expense limitation agreements, see the Fund's prospectus.

22   Other Expenses, Total Annual Fund Operating Expenses and Net Annual Fund Operating Expenses in the above table exclude a one-time merger fee of 0.05% incurred in connection with the merger of another investment company into ING VP MagnaCap Portfolio.

23   Neuberger Berman Management Inc. ("NBMI") has undertaken through December 31, 2007 to waive fees and/or reimburse certain operating expenses, including the compensation of NBMI (except with respect to Limited Maturity Bond and Partners Portfolios) and excluding taxes, interest, extraordinary expenses, brokerage commissions and transaction costs, that exceed, in the aggregate, 1% of the Limited Maturity Bond and Partners Portfolio's average daily net asset value; and 1.50% of the average daily net asset value of the Socially Responsive Portfolio The expense limitation arrangements for the Portfolios are contractual and any excess expenses can be repaid to NBMI within three years of the year incurred, provided such recoupment would not cause a Portfolio to exceed its respective limitation.

24   NBMI has voluntarily committed to waive fees and/or reimburse expenses for an additional 0.20% of the average daily net asset value of the Socially Responsive Portfolio to maintain the Portfolio's net operating expense ratio at 1.30%. NBMI can, at its sole discretion, on at least 30 days' notice terminate this voluntary waiver and/or reimbursement commitment.

25   Management (Advisory) Fees reflect effective management fees before taking into effect any fee waiver. Other Expenses are shown before expense offsets afforded the Portfolios. Total Annual Fund Operating Expenses for the Equity, Managed and Small Cap Portfolios are contractually limited by OpCap Advisors so that their respective annualized operating expenses (net of any expense offset) do not exceed 1.00% of average daily net assets. Total Annual Fund Operating Expenses for the Global Equity Portfolio (net of any expense offset) are contractually limited to 1.25% of average daily net assets. This agreement will be in effect through at least December 31, 2014.

26   The expenses in the table above reflect the contractual expense limitation in effect through May 1, 2005 under which Pioneer has agreed not to impose all or a portion of its management fee and, if necessary, to limit other ordinary operating expenses to the extent required to reduce Class I expenses to 1.25% of the average daily net assets attributable to Class I shares.

How the Policy Works



Your Premium
You make a premium payment.

We deduct from each premium payment:
- Premium Expense Charge.

Net Premium
We allocate the net premium to the investment options you choose.

Fixed Account
Amounts you allocate are held in our general account and earn a fixed rate of interest.

Variable Account
Amounts you allocate are held in sub-accounts of the variable account. The sub-accounts invest in the funds.

The funds deduct:
- Investment management fees.
- Other expenses.

Policy Value
Your policy value equals the sum of your fixed account, variable account and loan account values.

We deduct transaction fees and charges from your policy value:
- Partial Withdrawal Fee.
- Surrender Charge.
- Transfer Charge.
- Excess Illustration Fee.
- Excess Annual Report Fee.

Loan Account
Amount set aside as collateral for policy loans.

We deduct periodic fees and charges from your policy value:
- Cost of Insurance Charge.
- Administrative Charge.
- Monthly Amount Charge.
- Monthly Variable Accumulation Value Charge.

Interest Credited
We credit interest on the amount held in the loan account.

Interest Charged
We charge interest on your loan amount.

We deduct fees and charges from your policy value for the optional rider benefits you select.

THE COMPANY, THE FIXED ACCOUNT
AND THE VARIABLE ACCOUNT

ReliaStar Life Insurance Company of New York

We are a stock life insurance company incorporated under the laws of the State of New York in 1917. Our headquarters is at 1000 Woodbury Road, Suite 208, P.O. Box 9004, Woodbury, New York 11797.

We are a wholly owned indirect subsidiary of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. ING is headquartered in Amsterdam, The Netherlands.

We are also a charter member of the Insurance Marketplace Standards Association ("IMSA"). Companies that belong to IMSA subscribe to a rigorous set of standards that cover the various aspects of sales and service for individually sold life insurance and annuities. IMSA members have adopted policies and procedures that demonstrate a commitment to honesty, fairness and integrity in all customer contacts involving sales and service of individual life insurance and annuity products.

The Investment Options

You may allocate your premium payments to any of the available investment options. These options include the fixed account and sub-accounts of the variable account. The investment performance of a policy depends on the performance of the investment options you choose.

The Fixed Account

You may allocate all or a part of your net premium and transfer your policy value into the fixed account. We declare the interest rate that applies to all amounts in the fixed account. This interest rate is never less than 4.00%. Interest compounds daily at an effective annual rate that equals the declared rate. We credit interest to the fixed account on a daily basis. We pay interest regardless of the actual investment performance of our general account. We bear all of the investment risk for the fixed account.

Your fixed account value equals the net premium you allocate to the fixed account, plus interest earned, minus amounts you transfer out or withdraw. It may be reduced by fees and charges assessed against your policy value.

The fixed account guarantees principal and is part of our general account. The general account supports our non-variable insurance and annuity obligations. We have not registered interests in the fixed account under the Securities Act of 1933, as amended ("1933 Act"). Also, we have not registered the fixed account or the general account as an investment company under the Investment Company Act of 1940, as amended ("1940 Act") (because of exemptive and exclusionary provisions). This means that the general account, the fixed account and interests in it are generally not subject to regulation under these Acts.

The SEC staff has not reviewed the disclosures in this prospectus relating to the general account and the fixed account. These disclosures, however, may be subject to certain requirements of the federal securities law regarding accuracy and completeness of statements made.

The Variable Account

We established the ReliaStar Life Insurance Company of New York Variable Life Separate Account I on March 23, 1982, as one of our separate accounts under the laws of the State of New York. It is a unit investment trust, registered with the SEC under the 1940 Act.

We own all of the assets of the variable account and are obligated to pay all amounts due under a policy according to the terms of the policy. Income, gains and losses credited to, or charged against, the variable account reflect the investment experience of the variable account and not the investment experience of our other assets. Additionally, New York law provides that we cannot charge the variable account with liabilities arising out of any other business we may conduct. This means that if we ever became insolvent, the variable account assets will be used first to pay variable account policy claims. Only if variable account assets remain after these claims have been satisfied can these assets be used to pay owners of other policies and creditors.

The variable account is divided into sub-accounts. Each sub-account invests in a corresponding fund. When you allocate premium payments to a sub-account, you acquire accumulation units of that sub-account. You do not invest directly in or hold shares of the funds when you allocate premium payments to the sub-accounts of the variable account. **See Appendix B to this prospectus for a list of the funds available through the variable account along with information about each fund's investment adviser/subadviser and investment objective. See the Fund Expense Table beginning on page 12 for fund expense information.**

Each fund has its own investment objective and risks. Information about the risks associated with investing in the funds is located in their separate prospectuses. Read the fund prospectuses in conjunction with this prospectus, and retain the prospectuses for future reference.

A fund available through the policy may not be the same as a retail mutual fund with the same or similar name. Accordingly, the management, expenses and performance of a fund is likely to differ from a similarly named retail mutual fund.

Voting Privileges. We invest each sub-account's assets in shares of a corresponding fund. We are the legal owner of the fund shares held in the variable account, and we have the right to vote on certain issues. Among other things, we may vote on issues described in the fund's current prospectus or issues requiring a vote by shareholders under the 1940 Act.

Even though we own the shares, we give you the opportunity to tell us how to vote the number of shares attributable to your policy. We count fractional shares. If you have a voting interest, we send you proxy material and a form on which to give us your voting instructions.

Each fund share has the right to one vote. The votes of all fund shares are cast together on a collective basis, except on issues for which the interests of the funds differ. In these cases, voting is on a fund-by-fund basis.

Examples of issues that require a fund-by-fund vote are changes in the fundamental investment policy of a particular fund or approval of an investment advisory agreement.

We vote the shares in accordance with your instructions at meetings of the fund's shareholders. We vote any fund shares that are not attributable to policies and any fund shares for which the owner does not give us instructions in the same proportion as we vote the shares for which we did receive voting instructions.

We reserve the right to vote fund shares without getting instructions from policy owners if the federal securities laws, regulations or their interpretations change to allow this.

You may instruct us only on matters relating to the funds corresponding to those in which you have invested assets as of the record date set by the fund's Board for the shareholders meeting. We determine the number of fund shares in each sub-account of your policy by dividing your variable account value in that sub-account by the net asset value of one share of the matching fund.

Right to Change the Variable Account. Subject to state and federal law and the rules and regulations thereunder, we may, from time to time, make any of the following changes to our variable account with respect to some or all classes of policies:
- Change the investment objective;
- Offer additional sub-accounts which will invest in funds we find appropriate for policies we issue;
- Eliminate sub-accounts;
- Combine two or more sub-accounts;
- Substitute a new fund for a fund in which a sub-account currently invests. A substitution may become necessary if, in our judgment:
  - ▷ A fund no longer suits the purposes of your policy;
  - ▷ There is a change in laws or regulations;
  - ▷ There is a change in the fund's investment objectives or restrictions;
  - ▷ The fund is no longer available for investment; or
  - ▷ Another reason we deem a substitution is appropriate.
- In the case of a substitution, the new fund may have different fees and charges than the fund it replaced;
- Transfer assets related to your policy class to another separate account;
- Withdraw the variable account from registration under the 1940 Act;
- Operate the variable account as a management investment company under the 1940 Act;
- Cause one or more sub-accounts to invest in a fund other than, or in addition to, the funds currently available;
- Stop selling the policy;
- End any employer or plan trustee agreement with us under the agreement's terms;
- Limit or eliminate any voting rights for the variable account;
- Make any changes required by the 1940 Act or its rules or regulations; or
- Close a sub-account to new investments.

We will not make a change until it is effective with the SEC and approved by the appropriate state insurance departments, if necessary. We will notify you of changes. If you wish to transfer the amount you have in the affected sub-account to another sub-account or to the fixed account, you may do so free of charge. Just notify us at our customer service center.

Important Information Regarding the ING VP Growth Opportunities and ING VP Growth + Value Portfolios. On April 16, 2004, the ING VP Growth Opportunities and ING VP Growth + Value Portfolios were closed to new investors and to new investments by existing investors. Effective April 17, 2004, the ING VP Growth Opportunities and ING VP Growth + Value Portfolios merged into and become part of the ING VP MidCap Opportunities Portfolio. Because of this merger, your investment in the ING VP Growth Opportunities and ING Growth + Value Portfolios became an investment in the ING VP MidCap Opportunities Portfolio with an equal total net asset value. Because of the merger you have an opportunity to participate in a larger fund with similar investment objectives and strategies.

There is and will be no further disclosure regarding the ING VP Growth Opportunities and ING VP Growth + Value Portfolios in this and future prospectuses of the policy.

DETAILED INFORMATION ABOUT THE POLICY

This prospectus describes our Select★Life NY II variable universal life insurance policy. The policy provides death benefits, cash values and other features of traditional life insurance contracts.

Purchasing a Policy

To purchase a policy you must submit an application to us. On that application you will, among other things, select:
- The amount of your insurance coverage (which generally must be at least $100,000);
- Your initial death benefit option; and
- Any riders or optional benefits.

Additionally, on the application you will provide us with certain health and other necessary information.

On the date coverage under the policy begins (the "policy date"), the person on whose life we issue the policy (the "insured person") generally can be no more than age 85. "Age" under the policy means the insured person's age nearest to the policy date. From time to time, we may accept an insured person who exceeds our normal maximum age limit. We will not unfairly discriminate in determining the maximum age at issue. All exceptions to our normal limits are dependent upon our ability to obtain acceptable reinsurance coverage for our risk with an older insured.

You may request that we back-date the policy up to six months to allow the insured person to give proof of a younger age for the purposes of your policy.

Premium Payments

Premium payments are flexible and you may choose the amount and frequency of premium payments, within limits, including:

- We may refuse to accept any premium less than $25;
- You cannot pay additional premiums after age 100;
- We may refuse any premium that would disqualify your policy as life insurance under Section 7702 of the Internal Revenue Code;
- We may refuse any premium that would cause your policy to become a modified endowment contract under Section 7702A of the Internal Revenue Code without your prior written acknowledgement accepting your policy as a modified endowment contract; and
- We may refuse to accept any premium that does not comply with our anti-money laundering program. See *General Policy Provisions* **- Anti-Money Laundering, page 54.**

After we deduct the premium expense charge from your premium payments, we apply the remaining net premium to your policy as described below.

A premium payment is received by us when it is received at our offices. After you have paid your minimum initial premium, we suggest you send payments directly to us, rather than through your agent/registered representative, to assure the earliest crediting date.

Insurance coverage does not begin until we receive your minimum initial premium. The minimum initial premium is generally equal to at least the minimum premiums for the first three months. The minimum premium is based on monthly rates that vary according to the insured person's gender, risk class and age. Optional rider benefits have their own minimum premium rates. If you authorize premiums to be paid by electronic funds transfer, we will issue a policy upon receipt of the minimum premium for the first month and the required completed electronic funds transfer forms.

Your policy will indicate the minimum premium that applies to you. You are not required to pay the minimum premium, but payment of the minimum premium will keep your policy in force during the basic death benefit guarantee period. **See Death Benefit Guarantees - Basic Death Benefit Guarantee, page 31. Payment of the minimum premium may or may not be enough to keep your policy in force beyond the basic death benefit guarantee period.** You may need to pay more than the minimum premium to keep the extended death benefit guarantee in force. **See Death Benefit Guarantees - Extended Death Benefit Guarantee, page 32.**

Premium Payments Affect Your Coverage. During any applicable death benefit guarantee period, the death benefit guarantee lasts only if your cumulative premium payments to the next monthly processing date, minus any partial withdrawals or loans, are at least equal to the sum of minimum premium payments applicable to the guarantee. If they are not and your surrender value is not enough to pay the periodic fees and charges, when due, then your policy will enter the 61-day grace period and you must make a sufficient premium payment to avoid lapse. **See *Termination of Coverage* - Lapse, page 44.**

Allocation of Net Premium. Until your initial net premium is allocated as described below, we hold premiums in a general suspense account. Premiums held in this suspense account do not earn interest.

We apply the initial net premium to your policy after all of the following conditions have been met:
- We receive the required initial minimum premium;
- All issue requirements have been received by our customer service center; and
- We approve your policy for issue.

We allocate your initial net premium in the sub-account which invests in the Fidelity® VIP Money Market Portfolio on the valuation date next following your policy date. We later transfer the amount held in this sub-account to the fixed account and your selected sub-accounts, based on your most recent premium allocation instructions. This transfer will generally occur on the sixteenth day following your policy date.

All net premiums we receive after this period are allocated to your policy on the valuation date of receipt. We will use your most recent premium allocation instructions specified in whole percentages totaling 100%.

Free Look Period

During the free look period, you have the right to examine your policy and return it to us for a refund if you are not satisfied for any reason. The free look period is ten days from your receipt of the policy.

If you return your policy to us during the free look period, we will cancel it as of your policy date and send you a refund equal to a return of all premium we have received.

Temporary Insurance

In the policy form temporary insurance is referred to as "Conditional Receipt."

If you pay the minimum initial premium and qualify, we may issue you temporary insurance. If the insured person's age is 59 or less, the maximum amount of temporary insurance coverage $500,000; otherwise the maximum amount of temporary insurance coverage is $250,000.

Temporary insurance coverage begins when all of the following events have occurred:
- You have completed and signed our temporary insurance coverage form;
- All required medical examinations and tests have been completed within 60 days of the date of the temporary insurance coverage form;
- We determine that, as of the date of the required medical examinations and tests, the insured person is insurable for the amount and plan applied for;
- We have received and accepted a premium payment of at least your minimum initial premium (selected on your application); and
- The necessary parts of the application are complete.

During the period of temporary insurance coverage your premium payments are held by us in a general suspense account until underwriting is completed and the policy is issued or the temporary insurance coverage otherwise ends. Premiums held in this suspense account do not earn interest and they are not allocated to the investment options available under the policy until a policy is issued. **See Premium Payments - Allocation of Net Premium, page 22.**

Fees and Charges

We deduct fees and charges under the policy to compensate us for:
- Providing the insurance benefits of the policy (including any rider benefits);
- Administering the policy;
- Assuming certain risks in connection with the policy; and
- Incurring expenses in distributing the policy.

The amount of a fee or charge may be more or less than the cost associated with the service or benefit. Accordingly, excess proceeds from one fee or charge may be used to make up a shortfall on another fee or charge, and we may earn a profit on one or more of these fees and charges. We may use any such profits for any proper corporate purpose, including, among other things, payments of sales expenses.

Transaction Fees and Charges

We deduct the following transaction fees and charges from your policy value each time you make certain transactions.

Premium Expense Charge. We deduct a premium expense charge from each premium payment we receive. This charge is currently 4.75% of each premium payment during the first ten policy years and 4.00% thereafter. This charge is guaranteed not to exceed 6.00% of each premium payment during the first ten policy years and 5.00% thereafter.

This charge helps offset:
- The expenses we incur in selling the policy;
- The costs of various state and local taxes; and
- The cost associated with the federal income tax treatment of our deferred acquisition costs. This cost is determined solely by the amount of life insurance premium we receive.

Partial Withdrawal Fee. We deduct a partial withdrawal fee each time you take a partial withdrawal from your policy. The amount of this fee is currently $10, but we reserve the right to deduct up to $25 for each partial withdrawal. We deduct the partial withdrawal fee proportionately from your remaining fixed and variable account values.

This fee helps offset the expenses we incur when processing a partial withdrawal.

Surrender Charge. We deduct a surrender charge during the first ten policy years or the first ten years after an increase in your insurance coverage when you:
- Surrender your policy; or
- Allow your policy to lapse.

The amount of the surrender charge depends on the surrender charge rates.

When you purchase a policy or increase your insurance coverage, we set surrender charge rates based on the gender, age and risk class of the insured person. The surrender charge decreases uniformly each month to zero at the end of the tenth policy or segment year. **See *Death Benefits* - Changes in the Amount of Your Insurance Coverage, page 28.** Surrender charge rates will not exceed $25.57 per $1,000 of insurance coverage and the rates that apply to you will be set forth in your policy. **See the *Fees and Charges* - Transaction Fees and Charges table, page 8, for the minimum and maximum surrender charge rates and the rates for a representative insured person.**

In the early policy years the surrender charge usually exceeds the policy value because the surrender charge is usually more than the cumulative minimum premiums minus policy fees and charges. Therefore, you should purchase a policy only if you intend and have the financial capability to keep the policy in force for a substantial period of time.

This charge helps offset the expenses we incur in selling the policy.

Transfer Charge. We currently do not assess a charge for transfers between any of the investment options. We reserve the right, however, to charge up to $25 for each transfer in excess of 12 transfers in a policy year. Transfers associated with policy loans, the dollar cost averaging or automatic rebalancing programs or the exercise of conversion rights will not count as transfers when calculating any applicable transfer charge.

This charge helps offset the expenses we incur when processing transfers between investment options.

Excess Illustration Fee. We currently do not assess a fee, but we reserve the right to assess a fee of up to $50 for each illustration of your policy values you request after the first each policy year.

This fee helps offset the costs we incur when processing requests for excess illustrations.

Excess Annual Report Fee. We currently do not assess a fee, but we reserve the right to assess a fee of up to $50 for each annual report you request after the first each policy year.

This fee helps offset the costs we incur when processing requests for excess annual reports.

Periodic Fees and Charges

In the policy form the "monthly processing date" is referred to as the "Monthly Anniversary."

We deduct the following periodic fees and charges from your policy value on the monthly processing date. The monthly processing date is the same date each month as your policy date. If that date is not a valuation date, then the monthly processing date is the next valuation date.

Cost of Insurance. The cost of insurance charge is equal to our current monthly cost of insurance rates multiplied by the net amount at risk for each segment of your insurance coverage. The net amount at risk as calculated on each monthly processing date equals the difference between:

- Your current base death benefit, discounted to take into account one month's interest earnings at an assumed 4.00% annual interest rate; and
- Your policy value minus the periodic fees and charges due on that date, other than cost of insurance charges.

Monthly cost of insurance rates are based on the insured person's age at issue, gender, risk class and amount of insurance coverage on the policy date and each date you increase your insurance coverage (a "segment date") and the policy year. They will not, however, be greater than the guaranteed cost of insurance rates shown in the policy, which are based on the 1980 Commissioner's Standard Ordinary Sex Distinct Mortality Tables. The rates that apply to you will be set forth in your policy. **See the *Fees and Charges* - Periodic Fees and Charges table, page 9, for the minimum and maximum cost of insurance rates and the rates for a representative insured person.**

Separate cost of insurance rates apply to each segment of your insurance coverage and your riders. The maximum rates for the initial and each new segment of your insurance coverage will be printed in your policy schedule pages.

The cost of insurance charge varies from month to month because of changes in your net amount at risk, changes in your death benefit and the increasing age of the insured person. The net amount at risk is affected by the same factors that affect your policy value, namely:

- The net premium applied to your policy;
- The fees and charges we deduct;
- Any partial withdrawals you take;
- Interest earnings on the amounts allocated to the fixed account;
- Interest earned on amounts held in the loan account; and
- The investment performance of the funds underlying the sub-accounts of the variable account.

We calculate the net amount at risk separately for each segment of your insurance coverage.

The cost of insurance charge compensates us for the ongoing costs of providing insurance coverage, including the expected cost of paying death proceeds that may be more than your account value.

Administrative Charge. The monthly administrative charge is currently $7.50 and is guaranteed not to exceed the product of $5 and the ratio (not to exceed 2.00) of (a) the Consumer Price Index (for all urban households) for the preceding September to (b) the Consumer Price Index for September 1985. The administrative charge helps compensate us for the costs associated with administering the policies.

Monthly Amount Charge. During the first ten policy years (and for ten years following a requested increase in insurance coverage) we will deduct a monthly charge per $1,000 of insurance coverage. The monthly amount charge is based on the insured person's gender, risk class, amount of insurance coverage and age on the policy date and on each segment date, as appropriate. Any decrease in insurance coverage or any change in insurance coverage resulting from a change in the death benefit option will not affect the monthly amount charge. The rates that apply to you will be set forth in your policy. **See the *Fees and Charges* - Periodic Fees and Charges table, page 9, for the minimum and maximum monthly amount charge rates and the rates for a representative insured person.**

The monthly amount charge helps compensate us for expenses relating to the distribution of the policy, including agents' commissions, advertising and the printing of the prospectus and sales literature for new sales of the policy. A portion of this charge may also contribute to company profits.

Monthly Variable Accumulation Value Charge. The monthly variable accumulation value charge is currently 0.0333% (0.40% annually) of your variable account value (guaranteed not to exceed 0.05% (0.60% annually)). This charge helps compensate us for the mortality and expense risks we assume when we issue a policy.

Optional Rider Fees and Charges

There may be separate fees and charges for optional rider benefits. **See the *Fees and Charges* - Optional Rider Fees and Charges table, page 10, and the *Additional Insurance Benefits* - Optional Rider Benefits section, page 32, for more information about the optional rider benefits and the applicable fees and charges.**

Waiver and Reduction of Fees and Charges

We may waive or reduce any of the fees and charges under the policy, as well as the minimum amount of insurance coverage set forth in this prospectus. Any waiver or reduction will be based on expected economies that result in lower sales, administrative or mortality expenses. For example, we may expect lower expenses in connection with sales to:

- Certain groups or sponsored arrangements (including our employees, certain family members of our employees, our affiliates and our appointed sales agents);
- Corporate purchasers; or
- Our policyholders or the policyholders of our affiliated companies.

Any variation in fees and charges will be based on differences in costs or services and our rules in effect at the time. We may change our rules from time to time, but we will not unfairly discriminate in any waiver or reduction.

Fund Fees and Expenses

Each fund deducts management fees from the amounts invested in the fund. In addition, certain funds deduct a distribution or 12b-1 fee which is used to finance any activity that is primarily intended to result in the sale of fund shares, and certain funds deduct a service fee which is used to compensate service providers for administrative and policy owner services provided on behalf of the funds. A fund's management fees, distribution (12b-1) fees, as applicable, and other expenses are set by the fund and may change from year to year. They are deducted from the fund's assets and are not direct charges against a sub-account's assets or policy values. Rather, they are included when each underlying fund computes its net asset value, which is the share price used to calculate the unit values of the sub-accounts. See the Fund Expense Table on page 12 for details about each fund's management fees, distribution (12b-1) fees, other expenses and total annual fund expenses.

In addition to the fees and charges shown in the Fund Expense Table, we may, from time to time, receive other compensation from the funds or their affiliates. For example, the funds or their affiliates may make cash payments or provide expense reimbursements to us as an incentive for us to include the funds among the investment options available under the policy and to provide certain services to policy owners that relate to the investment options. More specifically, we may receive compensation from the investment advisers, administrators or distributors of the funds in connection with administrative, distribution, or other services and cost savings experienced by the investment advisers, administrators or distributors of the funds. It is anticipated that such compensation will be based on assets of the particular funds attributable to the policy. Some funds or their affiliates pay us more than others and some of the amounts we receive may be significant. The payments and expense reimbursements made to us by the funds do not increase, directly or indirectly, the expenses shown in the Fund Expense Table.

For a more complete description of the funds' fees and expenses, see each fund's prospectus.

Death Benefits

You decide the amount of life insurance protection you need, now and in the future. Generally, we require a minimum of $100,000 of coverage to issue your policy. We may lower this minimum for certain group, sponsored or corporate purchasers. The amount of insurance coverage in effect on your policy date is your initial coverage segment.

> In the policy form the amount of insurance coverage you select is referred to as the "Face Amount."

You can combine the long-term advantages of permanent life insurance with the flexibility and short-term advantages of term life insurance through the policy. The base policy provides the permanent element of your coverage. The term insurance rider provides the term insurance element of your coverage.

It may be to your economic advantage to include part of your insurance coverage under the term insurance rider. The term insurance rider has no cash value, however, and provides no growth potential. Both the cost of insurance under the term insurance rider and the cost of insurance under the base policy are deducted monthly from your policy value and generally increase with the age of the insured person.

Changes in the Amount of Your Insurance Coverage

Subject to certain limitations, you may change the amount of your insurance coverage after the first policy year. We reserve the right to limit a change in the amount of your insurance coverage during the first two policy years. The change will be effective on the next monthly processing date after we receive your written request.

There may be underwriting or other requirements that must be met before we will approve a change. After we approve your request to change the amount of insurance coverage under the policy, we will send a new policy schedule page to you. You should attach it to your policy. We may ask you to return your policy to our customer service center so that we can make this change for you.

Increases in the amount of your insurance coverage must be at least $5,000 and may be permitted until age 85.

A coverage segment or segment is a block of insurance coverage. A requested increase in insurance coverage will cause a new coverage segment to be created. Once we create a new segment, it is permanent unless law requires differently.

Each new segment will have:
- A new surrender charge;
- New cost of insurance charges, guaranteed and current;
- A new monthly amount charge;
- A new incontestability period;
- A new suicide exclusion period; and
- A new minimum premium.

In determining the net amount at risk for each coverage segment we allocate the policy value first to the initial segment and any excess to additional segments starting with the first.

You may not decrease the amount of your insurance coverage below $100,000. Decreases in insurance coverage on policies with multiple coverage segments will be made in the following order:
(1) From the most recent segment;
(2) From the next more recent segments successively; and
(3) From the initial segment.

Decreases in insurance coverage may result in:
- A shortened extended death benefit guarantee period if the term insurance rider is attached;
- Reduced minimum premium amounts; and
- Reduced cost of insurance charges.

Decreases in insurance coverage will not result in reduced surrender or monthly amount charges.

We reserve the right to not approve a requested change in your insurance coverage that would disqualify your policy as life insurance under Section 7702 of the Internal Revenue Code. In addition, we may refuse to approve a requested change in your insurance coverage that would cause your policy to become a modified endowment contract under Section 7702A of the Internal Revenue Code without your prior written acknowledgment accepting your policy as a modified endowment contract. Decreasing the amount of insurance coverage under your policy could cause your policy to be considered a modified endowment contract. If this happens, prior and subsequent distributions from the policy (including loans) may be subject to adverse tax treatment. You should consult a tax adviser before changing your amount of insurance coverage. See *Distributions Other than Death Benefits* - **Modified Endowment Contracts, page 47.**

Death Benefit Qualification Test

The death benefit proceeds are generally not subject to federal income tax if your policy continues to meet the federal income tax definition of life insurance. Your policy will meet this definition of life insurance provided that it meets the requirements of the guideline premium test.

The guideline premium test requires that premium payments do not exceed certain statutory limits and your death benefit is at least equal to your policy value multiplied by a factor defined by law. The guideline premium test provides for a maximum amount of premium in relation to the death benefit and a minimum amount of death benefit in relation to policy value. The factors for the guideline premium test can be found in Appendix A of this prospectus.

Death Benefit Options

There are two death benefit options available under the base policy. You choose the option you want when you apply for the policy, but you may change that choice after the first policy year.

In the policy form, death benefit "Option 1" is referred to as the "Level Amount Option" or "Option A" and death benefit "Option 2" is referred to as the "Variable Amount Option" or "Option B."

Option 1. Under death benefit Option 1, before age 100 the base death benefit is the greater of the amount of insurance coverage you have selected or your policy value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A. Under this option your base death benefit will remain level unless your policy value multiplied by the appropriate factor described in Appendix A exceeds the death benefit. In this case, your death benefit will vary as the policy value varies.

Option 2. Under death benefit Option 2, before age 100 the base death benefit is the greater of the amount of insurance coverage you have selected plus your policy value or your policy value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A. Under this option your base death benefit will vary as the policy value varies.

After age 100, the base death benefit under either option will generally be your policy value.

Which Death Benefit Option to Choose. If you are satisfied with the amount of your existing insurance coverage and prefer to have premium payments and favorable investment performance reflected to the maximum extent in the policy value and lower cost of insurance charges, you should choose Option 1. If you prefer to have premium payments and favorable investment performance reflected partly in the form of an increasing death benefit, you should choose Option 2.

Changing Death Benefit Options. After the first policy year, you may change from death benefit Option 1 to Option 2 and from death benefit Option 2 to Option 1.

Changing your death benefit option may reduce or increase your insurance coverage but will not change the amount of your base death benefit. We may not approve a death benefit option change if it reduces the amount of insurance coverage below the minimum we require to issue your policy. On the effective date of your option change, your insurance coverage will change as follows:

Change From:	Change To:	Insurance Coverage Following the Change:
Option 1	Option 2	• Your insurance coverage before the change minus your policy value as of the effective date of the change.
Option 2	Option 1	• Your insurance coverage before the change plus your policy value as of the effective date of the change.

Your death benefit option change is effective on your next monthly processing date after we approve it.

After we approve your request, we send a new policy schedule page to you. You should attach it to your policy. We may ask you to return your policy to our customer service center so that we can make this change for you.

If a death benefit option change causes the amount of insurance coverage to change, no new coverage segment(s) is (are) created. Instead, the size of each existing segment(s) is (are) changed. If you change death benefit options, there is no change to the amount of term insurance coverage if you have added the term insurance rider to your policy. **See Optional Rider Benefits - Term Insurance Rider, page 33.**

Changing your death benefit option may have tax consequences. You should consult a tax adviser before making changes.

Death Benefit Proceeds

After the insured person's death, if your policy is in force we pay the death benefit proceeds to the beneficiaries. The beneficiaries are the people you name to receive the death benefit proceeds from your policy. The death benefit proceeds are equal to:
• Your base death benefit; plus
• The amount of any rider benefits; minus
• Any outstanding policy loan with accrued loan interest; minus
• Any outstanding fees and charges incurred before the insured person's death.

The death benefit is calculated as of the insured person's death and will vary depending on the death benefit option you have chosen.

Death Benefit Guarantees

The policy has two death benefit guarantees which provide that the policy will not lapse even if the surrender value is not enough to pay the periodic fees and charges each month.

In general, the two most significant benefits of the death benefit guarantees are:
- During the early policy years, the surrender value may not be enough to cover the periodic fees and charges due each month, so that the basic death benefit guarantee may be necessary to avoid lapse of the policy. This occurs when the surrender charge exceeds the policy value in these years. Likewise, if you request an increase in the amount of your insurance coverage, an additional surrender charge will apply for the ten years following the increase, which could create a similar possibility of lapse as exists during the early policy years; and
- To the extent the surrender value declines due to poor investment performance of the funds or due to an additional surrender charge after a requested increase in the amount of your insurance coverage, the surrender value may not be sufficient even in later policy years to cover the periodic fees and charges due each month. Accordingly, the extended death benefit guarantee may be necessary in later policy years to avoid lapse of the policy.

Basic Death Benefit Guarantee. The basic death benefit guarantee is standard on every policy. It provides a guarantee that your policy will not lapse for five years, provided your cumulative premium payments, minus any partial withdrawals or loans, are at least equal to the sum of minimum premium payments to the next monthly processing date. There is no charge for this guarantee.

You should consider the following factors in relation to the basic death benefit guarantee:
- The amount of the minimum premium for your policy will be set forth in your policy (**see *Purchasing a Policy* - Premium Payments, page 21**);
- The minimum premium for your policy is based on monthly rates that vary according to the insured person's gender, risk class and age;
- Even though you may pay less than the minimum premium amount, you may lose the significant protection provided by the basic death benefit guarantee by doing so;
- A loan may cause the termination of this guarantee because we deduct your loan amount including accrued loan interest from cumulative premiums paid when calculating whether you have paid sufficient premiums to keep the guarantee in effect; and
- Even if the basic death benefit guarantee terminates, your policy will not necessarily lapse (**see *Termination of Coverage* - Lapse, page 44**).

We will notify you if on any monthly processing date you have not paid enough premium to maintain the basic death benefit guarantee. This notice will show the amount of premium required to maintain this guarantee. If we do not receive the required premium payment within 61 days from the date of our notice, the basic death benefit guarantee will terminate.

You may reinstate the basic death benefit guarantee during the first five policy years, provided that you pay additional premium equal to the sum of the minimum premium due since the policy date, including the minimum premium for the current monthly processing date.

The amount necessary to reinstate the basic death benefit guarantee may exceed the amount needed to create sufficient surrender value to pay any periodic fees and charges due each month.

Extended Death Benefit Guarantee. The extended death benefit guarantee provides a guarantee that your policy will not lapse before the end of the period shown in your policy provided your cumulative premium payments, minus any partial withdrawals or loans, are at least equal to the sum of extended death benefit guarantee premium payments to the next monthly processing date. The extended death benefit guarantee period depends on the insured person's age, gender, risk class and rider benefits. There is no charge for this guarantee.

You should consider the following factors in relation to the extended death benefit guarantee:
- The minimum premium for this guarantee will be set forth in your policy.
- The minimum premium for this guarantee is based on monthly rates that vary according to the insured person's gender, risk class and age;
- A loan may cause the termination of this guarantee because we deduct your loan amount including accrued loan interest from cumulative premiums paid when calculating whether you have paid sufficient premiums to keep the guarantee in effect; and
- Even if the extended death benefit guarantee terminates, your policy will not necessarily lapse (**see** *Termination of Coverage* **- Lapse, page 44**).

We will notify you if on any monthly processing date you have not paid enough premium to maintain the extended death benefit guarantee. This notice will show the amount of premium required to maintain this guarantee. If we do not receive the required premium payment by the next monthly processing date, the extended death benefit guarantee will terminate. If this rider terminates, it cannot be reinstated.

Additional Insurance Benefits

Your policy may include additional insurance benefits, attached by rider. There are two types of riders:
- Those that provide optional benefits that you must select before they are effective; and
- Those that automatically come with the policy.

The following information does not include all of the terms and conditions of each rider, and you should refer to the rider to fully understand its benefits and limitations. We may offer riders not listed here. Contact your agent/registered representative for a list of riders and their availability.

Optional Rider Benefits

The following riders may have an additional cost, but you may cancel optional riders at any time. *Adding or canceling riders may have tax consequences*. **See TAX CONSIDERATIONS - Modified Endowment Contracts, page 47.**

Accidental Death Benefit Rider. The accidental death benefit rider provides an additional insurance benefit if the insured person dies from an accidental injury before age 70. You may apply for this rider only when you apply for the base policy and the minimum amount of coverage under this rider is $5,000. The maximum amount of coverage is $300,000, but may be less depending on the age of the insured person.

You should consider the following factors when deciding whether to add the accidental death benefit rider to your policy:

- Subject to certain limits, you can increase the amount of coverage under this rider after the second policy year;
- You can decrease the amount of coverage under this rider after the second policy year;
- The minimum premium for this rider is based on monthly rates that vary according to the insured person's risk class and age;
- The current cost of insurance rates for this rider are different than those for the base policy (see *Fees and Charges* **- Optional Rider Fees and Charges table, page 10**);
- The policy's periodic fees and charges do not apply to coverage under this rider; and
- This rider does not have a surrender charge.

Additional Insured Rider. The additional insured rider provides ten-year guaranteed level premium and level term coverage on the insured person or the insured person's spouse or children. You may add this rider after your policy is issued.

You should consider the following factors when deciding whether to add the additional insured rider to your policy:

- You cannot increase the amount of coverage under this rider after issue;
- You can decrease the amount of coverage under this rider after the first policy year;
- The minimum premium for this rider is based on monthly rates that vary according to the insured person's gender, risk class and age;
- The current cost of insurance rates for this rider are different than those for the base policy (see *Fees and Charges* **- Optional Rider Fees and Charges table, page 10**);
- The policy's monthly amount charge applies to coverage under this rider; and
- This rider does not have a surrender charge.

Additionally, before age 75 you can convert the coverage under this rider to any other whole life policy we offer at the time. No evidence of insurability will be required for the new whole life policy, and the premiums and cost of insurance charges for this new policy will be based on the insured person's age at the time of conversion.

Term Insurance Rider. The term insurance rider provides an additional level term insurance benefit if the insured person dies before age 80. You may apply for this rider only when you apply for the base policy and the minimum amount of coverage under this rider is $100,000.

You should consider the following factors when deciding whether to add the term insurance rider to your policy:

- You cannot increase the amount of coverage under this rider after issue;
- You can decrease the amount of coverage under this rider after the first policy year;
- The minimum premium for this rider is based on monthly rates that vary according to the insured person's gender, risk class and age;
- The current cost of insurance rates for this rider are expected to be the same as those for the base policy (see *Fees and Charges* **- Optional Rider Fees and Charges table, page 10**);
- The monthly amount charge rates for this rider will be lower than those for the base policy;
- This rider does not have a surrender charge; and
- The rider will shorten the extended death benefit guarantee period of the base policy.

Additionally, you can transfer your coverage under this rider to your base policy without evidence of insurability at the insured person's age 80 or anytime your base death benefit is equal to your policy value multiplied by the appropriate factor described in Appendix A. Surrender charges will not apply to this new coverage segment of the base policy.

The cost of insurance and monthly amount charge rates for this new coverage segment will be based on the age, sex, risk class and effective date of the term rider.

Total Disability Specified Premium Rider. Subject to certain limits, the total disability specified premium rider provides that a specified amount of premium will be credited to the policy each month while the insured person is totally disabled according to the terms of the rider.

You should consider the following factors when deciding whether to add the total disability specified premium rider to your policy:

- The current cost of insurance rates for this rider are different than those for the base policy (**see *Fees and Charges* - Optional Rider Fees and Charges table, page 10**); and
- You may not increase your insurance coverage while benefits are being paid under the terms of this rider.

Your policy may contain either the total disability specified premium rider or the waiver of monthly deduction rider, but not both.

Waiver of Monthly Deduction Rider. Subject to certain limits, the waiver of monthly deduction rider provides that the policy's periodic fees and charges are waived while the insured person is totally disabled according to the terms of the rider. You may add this rider after your policy is issued, but it may not be added after the insured person reaches age 55.

You should consider the following factors when deciding whether to add the waiver of monthly deduction rider to your policy:

- The current cost of insurance rates for this rider are different than those for the base policy (**see *Fees and Charges* - Optional Rider Fees and Charges table, page 10**); and
- If death benefit Option 1 is in effect at the end of the first six months of total disability, your death benefit option will automatically be changed to Option 2.

Your policy may contain either the waiver of monthly deduction rider or the total disability specified premium rider, but not both.

Automatic Rider Benefits

The following rider benefits may come with your policy automatically, depending on your age and/or risk class. There may be an additional charge if you choose to exercise any of these rider benefits, and exercising the benefits may have tax consequences. **See *Fees and Charges* - Optional Rider Fees and Charges table, page 10, and *Other Tax Matters* - Accelerated Death Benefit Rider, page 49.**

Accelerated Death Benefit Rider. Under certain circumstances, the accelerated death benefit rider allows you to accelerate benefits from the base policy that we otherwise would pay upon the insured person's death. Generally, we will provide an accelerated benefit under this rider if the insured person has a terminal illness that will result in his or her death within 12 months, as certified by a physician. The accelerated benefit may not be more than 50% of the amount that would be payable at the death of the insured person, and the accelerated benefit will first be used to pay off any outstanding policy loans and interest due. The remainder of the accelerated benefit will be paid to you in a lump sum.

Consider the following factors when deciding whether to accelerate the death benefit under this rider:

- We assess an administrative charge of up to $300 when we pay the accelerated benefit (**see the *Fees and Charges* - Transaction Fees and Charges table, page 8**);
- When we pay the accelerated benefit, we establish a lien against your policy equal to the amount of the accelerated benefit, plus the amount of the administrative charge, plus interest on the lien;
- Any subsequent death benefit proceeds payable under the policy will first be used to repay the lien;
- Withdrawals, loans and any other access to the policy value will be reduced by the amount of the lien;
- Accelerating the death benefit will not affect the amount of premium payable on the policy and any premiums required to keep the policy in force which are not paid by you will be added to the lien; and
- There may be tax consequences to requesting payment under this rider, and you should consult with a competent tax adviser for further information.

Certain limitations and restrictions are described in the rider. Additionally, the benefit may vary by state. You should consult your agent/registered representative as to whether and to what extent the rider is available in your particular state and on any particular policy.

Cost of Living Rider. The cost of living rider provides optional increases in the amount of insurance coverage on the life of the insured person every two years without evidence of insurability. Increases are based on increases in the cost of living as measured by the Consumer Price Index.

You should consider the following factors when deciding whether to accept a cost of living adjustment to your policy:

- On each date the amount of insurance increases under this rider, the periodic fees and charges under the policy will increase to account for the increased costs of insurance and the increased waiver of monthly deduction rider benefit, if applicable;
- The minimum premium for the death benefit guarantees will increase, unless otherwise directed, on each date the amount of insurance increases under this rider; and
- If you choose not to accept a cost of living adjustment, this rider will automatically terminate as to future increases.

Policy Value

In the policy form the "policy value" is referred to as the "Accumulation Value;" the "fixed account value" is referred to as the "Fixed Accumulation Value;" and the "variable account value" is referred to as the "Variable Accumulation Value."

Your policy value equals the sum of your fixed account, variable account and loan account values. Your policy value reflects:

- The net premium applied to your policy;
- The fees and charges that we deduct;
- Any partial withdrawals you take;
- Interest earned on amounts allocated to the fixed account;
- The investment performance of the funds underlying the sub-accounts of the variable account; and
- Interest earned on amounts held in the loan account.

Fixed Account Value

Your fixed account value equals the net premium you allocate to the fixed account, plus interest earned, minus amounts you transfer out or withdraw. It may be reduced by fees and charges assessed against your policy value. **See The Investment Options - The Fixed Account, page 17.**

Variable Account Value

Your variable account value equals your policy value attributable to amounts invested in the sub-accounts of the variable account.

Determining Values in the Sub-Accounts. The value of the amount invested in each sub-account is measured by accumulation units and accumulation unit values. The value of each sub-account is the accumulation unit value for that sub-account multiplied by the number of accumulation units you own in that sub-account. Each sub-account has a different accumulation unit value.

The accumulation unit value is the value determined on each valuation date. The accumulation unit value of each variable investment option varies with the investment performance of its underlying fund. It reflects:

- Investment income;
- Realized and unrealized gains and losses;
- Fund expenses; and
- Taxes, if any.

A valuation date is a date on which a fund values its shares and the New York Stock Exchange is open for business, except for days on which valuations are suspended by the SEC. Each valuation date ends at 4:00 p.m. Eastern time.

You purchase accumulation units when you allocate premium or make transfers to a sub-account, including transfers from the loan account.

We redeem accumulation units:
- When amounts are transferred from a sub-account (including transfers to the loan account);
- For the monthly deduction of the periodic fees and charges from your variable account value;
- For policy transaction fees;
- When you take a partial withdrawal;
- If you surrender your policy; and
- To pay the death benefit proceeds.

To calculate the number of accumulation units purchased or sold we divide the dollar amount of your transaction by the accumulation unit value for the sub-account calculated at the close of business on the valuation date of the transaction.

The date of a transaction is the date we receive your premium or transaction request at our customer service center, so long as the date of receipt is a valuation date. We use the accumulation unit value which is next calculated after we receive your premium or transaction request and we use the number of accumulation units attributable to your policy on the date of receipt.

We deduct the periodic fees and charges each month from your variable account value on the monthly processing date. If your monthly processing date is not a valuation date, the monthly deduction is processed on the next valuation date.

The value of amounts allocated to the sub-accounts goes up or down depending on the investment performance of the corresponding funds. **There is no guaranteed minimum value of amounts invested in the sub-accounts of the variable account.**

How We Calculate Accumulation Unit Values. We determine the accumulation unit value for each sub-account on each valuation date.

We generally set the accumulation unit value for a sub-account at $10 when the sub-account is first opened. After that, the accumulation unit value on any valuation date is:
- The accumulation unit value for the preceding valuation date; multiplied by
- The sub-account's accumulation experience factor for the valuation period.

Every valuation period begins at 4:00 p.m. Eastern time on a valuation date and ends at 4:00 p.m. Eastern time on the next valuation date.

We calculate an accumulation experience factor for each sub-account every valuation date as follows:
- We take the net asset value of the underlying fund shares as reported to us by the fund managers as of the close of business on that valuation date;
- We add dividends or capital gain distributions declared and reinvested by the fund during the current valuation period;
- We subtract a charge for taxes, if applicable; and
- We divide the resulting amount by the net asset value of the shares of the underlying fund at the close of business on the previous valuation date.

Loan Account Value

In the policy form the "loan account value" is referred to as the "Loan Amount."

When you take a loan from your policy we transfer an amount equal to your loan to the loan account as collateral for your loan. The loan account is part of our general account and we charge interest on amounts held in the loan account. Your loan account value is equal to your outstanding loan amount plus unpaid interest. **See *Special Features and Benefits - Loans, page 38***.

Special Features and Benefits

Loans

You may borrow money from us at any time after the first policy year, by using your policy as collateral for the loan. Unless state law requires otherwise, a new loan amount must be at least $500, and the amount you may borrow is limited to 100% of the surrender value of your policy.

When you take a loan, we transfer an amount equal to your loan to the loan account. The loan account is part of our general account specifically designed to hold collateral for policy loans and interest.

Your loan request must be directed to our customer service center. When you request a loan you may specify the investment options from which the loan collateral will be taken. If you do not specify the investment options, the loan collateral will be taken proportionately from each active investment option you have, including the fixed account.

If you request an additional loan, we add the new loan amount to your existing loan. This way, there is only one loan outstanding on your policy at any time.

Loan Interest. We credit amounts held in the loan account with interest at an annual rate of 4.00%. Interest we credit is allocated to the sub-accounts and fixed account in the same proportion as your current premium allocation unless you tell us otherwise.

We also charge interest on loans. The annual interest rate charged is currently 5.66%.

After the tenth policy year, the annual interest rate which we charge will be reduced to 3.85% for that portion of the loan amount that is not greater than:
- Your variable account value plus your fixed account value; minus
- The sum of all premiums paid minus all partial withdrawals.

Loans with this reduced interest rate are preferred loans.

Interest is payable in advance at the time you take any loan (for the rest of the policy year) and at the beginning of each policy year thereafter (for the entire policy year). If you do not pay the interest when it is due, we add it to your loan account balance.

We will refund to you any interest we have not earned if:
- Your policy lapses;
- You surrender your policy; or
- You repay your loan.

Loan Repayment. You may repay your loan at any time. However, unless you tell us otherwise we will treat amounts received as premium payments and not loan repayments. You must tell us if you want a premium payment to go towards repaying your loan.

When you make a loan repayment, we transfer an amount equal to your payment from the loan account to the sub-accounts and fixed account in the same proportion as your current premium allocation, unless you tell us otherwise.

Effects of a Policy Loan. Using your policy as collateral for a loan will effect your policy in various ways. You should carefully consider the following before taking a policy loan:
- If you do not make loan repayments your policy could lapse because your surrender value may not be enough to pay your fees and charges each month;
- A loan may cause the termination of the death benefit guarantees because we deduct your loan amount including accrued loan interest from cumulative premiums paid when calculating whether you have paid sufficient premiums to keep the death benefit guarantee in effect;
- Taking a loan reduces your opportunity to participate in the investment performance of the sub-accounts and the interest guarantees of the fixed account;
- Accruing loan interest will change your policy value as compared to what it would have been if you did not take a loan;
- Even if you repay your loan, it will have a permanent effect on your policy value;
- If you do not repay your loan we will deduct any outstanding loan account value from amounts payable under the policy; and
- Loans may have tax consequences and if your policy lapses with a loan outstanding, you may have further tax consequences. **See TAX CONSIDERATIONS -** *Distributions Other than Death Benefits,* **page 47.**

We reserve the right to allow borrowing during the first policy year for policies issued pursuant to an exchange of policy values from another life insurance policy under Section 1035(a) of the Internal Revenue Code, as amended.

Transfers

You currently may make an unlimited number of transfers of your variable account value between the sub-accounts and to the fixed account. Transfers are subject to any conditions or limits that we or the funds whose shares are involved may impose, including:
- You may generally not make transfers until after the fifteenth day following your policy date (**see Premium Payments - Allocation of Net Premium, page 22**);
- We reserve the right to limit you to 12 transfers each policy year;
- Although we currently do not impose a charge for transfers, we reserve the right, however, to charge up to $25 for each transfer in excess of 12 transfers in a policy year; and
- We may impose the transfer charge, limit the number of transfers each policy year, restrict or refuse transfers because of frequent or disruptive transfers, as described below.

Any conditions or limits we impose on transfers between the sub-accounts or to the fixed account will generally apply equally to all policy owners. However, we may impose different conditions or limits on third parties acting on behalf of policy owners, such as market timing services.

Transfers from the fixed account to the sub-accounts of the variable account are subject to the following additional restrictions:

- Only one transfer is permitted each policy year, and you may only make this transfer within 30 days of the anniversary of your policy date;
- You may only transfer up to 50% of your fixed account value unless the balance, after the transfer, would be less than $1,000 in which event you may transfer your full fixed account value; and
- Your transfer must be at least the lesser of $500 or your total fixed account value.

We reserve the right to liberalize these restrictions on transfers from the fixed account, depending on market conditions. Any such liberalization will generally apply equally to all policy owners. However, we may impose different restrictions on third parties acting on behalf of policy owners, such as market timing services.

We process all transfers and determine all values in connection with transfers on the valuation date we receive your request, except as described below for the dollar cost averaging or automatic rebalancing programs.

Dollar Cost Averaging. Anytime your policy value less the loan account value is at least $5,000 and the amount of your insurance coverage is at least $100,000 you may elect dollar cost averaging.

Dollar cost averaging is a long-term investment program through which you direct us to automatically transfer at regular intervals a specific dollar amount from any of the sub-accounts to one or more of the other sub-accounts or to the fixed account. We do not permit transfers from the fixed account under this program. You may request that the dollar cost averaging transfers occur on a monthly, quarterly, semi-annual or annual basis. You may discontinue this program at any time. Although we currently do not charge for this feature, we reserve the right to impose a charge in the future.

This systematic plan of transferring policy values is intended to help reduce the risk of investing too much when the price of a fund's shares is high. It also helps reduce the risk of investing too little when the price of a fund's shares is low. Because you transfer the same dollar amount to the sub-accounts each period, you purchase more units when the unit value is low and you purchase fewer units when the unit value is high.

Dollar cost averaging does not assure a profit nor does it protect you against a loss in a declining market.

You may discontinue your dollar cost averaging program at any time. We reserve the right to discontinue, modify or suspend this program, and dollar cost averaging will automatically terminate if:

- We receive a request to begin an automatic rebalancing program;
- The policy is in the grace period on any date when dollar cost averaging transfers are scheduled; or
- The specified transfer amount from any sub-account is more than the variable account value in that sub-account.

Automatic Rebalancing. Anytime your policy value less the loan account value is at least $10,000 and the amount of your insurance coverage is at least $100,000 you may elect automatic rebalancing.

Automatic rebalancing is a program for simplifying the process of asset allocation and maintaining a consistent allocation of your variable and fixed account values among your chosen investment options. Although we currently do not charge for this feature, we reserve the right to impose a charge in the future.

If you elect automatic rebalancing, we periodically transfer amounts among the investment options to match the asset allocation percentages you have chosen. This action rebalances the amounts in the investment options that do not match your set allocation percentages. This mismatch can happen if an investment option outperforms another investment option over the time period between automatic rebalancing transfers.

Automatic rebalancing does not assure a profit nor does it protect you against a loss in a declining market.

You may discontinue your automatic rebalancing program at any time. We reserve the right to discontinue, modify or suspend this program, and automatic rebalancing will automatically terminate if:
- We receive a request to transfer policy values among the investment options;
- We receive a request to begin a dollar cost averaging program;
- The policy is in the grace period on any date when automatic rebalancing transfers are scheduled; or
- The sum of your variable and fixed account values is less than $7,500 on any date when automatic rebalancing transfers are scheduled.

Limits on Frequent or Disruptive Transfers. The policy is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can adversely affect fund performance, disrupt fund management strategies and increase fund expenses through:
- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the fund's ability to provide maximum investment return to all policy owners.

Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase the policy.

We monitor transfer activity and reserve the right to take any necessary action if an individual's or organization's transfer activity:
- Exceeds our then-current monitoring standard for excessive trading;
- Is identified as problematic by an underlying fund;
- Is determined, in our sole discretion, to be not in the best interests of other policy owners; or
- Is determined, in our sole discretion, to be disruptive due to the excessive dollar amounts involved.

Such actions may include, but are not limited to, the suspension of transfer privileges via facsimile, telephone, e-mail and internet, and the limiting of transfer privileges to submission by mail. We will notify you in writing if we take any of these actions.

Our current definition of excessive trading is more than one purchase and sale of the same underlying fund within a 30-day period. We do not count transfers associated with scheduled dollar cost averaging or automatic rebalancing programs and transfers involving certain de minimis amounts when determining whether trading activity is excessive. We reserve the right to modify our excessive trading policy at any time, without prior notice and in our sole discretion, based on, among other factors, the best interests of policy owners, fund investors, fund management considerations and state or federal regulatory developments.

We also reserve the right to restrict, in our sole discretion and without prior notice, transfers initiated by a market-timing organization or individual or other party authorized to give transfer instructions on behalf of multiple policy owners. Such restrictions may include:

- Not accepting transfer instructions from an agent acting on behalf of more than one policy owner; and
- Not accepting preauthorized transfer forms from market timers or other entities acting on behalf of more than one policy owner at a time.

The Company does not allow exceptions to our excessive trading policy. Our excessive trading policy may not be completely successful in preventing market timing or excessive trading activity.

Limits Imposed by the Funds. Orders for the purchase of fund shares may be subject to acceptance or rejection by the underlying fund. We reserve the right to reject, without prior notice, any allocation of a premium payment to a sub-account if the sub-account's investment in its corresponding fund is not accepted by the fund for any reason.

Conversion to a Guaranteed Policy. You may permanently convert all or part of your policy to a guaranteed policy. If you elect to make this change, we will permanently transfer the amounts you have invested in the sub-accounts of the variable account to the fixed account and allocate all future net premium to the fixed account. After you exercise this right you may not allocate future premium payments or make transfers to the sub-accounts of the variable account. We do not charge for this change. Contact our customer service center or your agent/registered representative for information about the conversion rights available in your state.

Partial Withdrawals

Beginning in the second policy year you may withdraw part of your policy's surrender value. Only one partial withdrawal is currently allowed each policy year, and a partial withdrawal must be at least $500. In policy years two through ten you may not withdraw more than 20% of your surrender value. No interest will accrue on amounts represented by uncashed distribution or redemption checks.

We currently charge $10 for each partial withdrawal, but we reserve the right to charge up to $25 for each partial withdrawal. **See Transaction Fees and Charges - Partial Withdrawal Fee, page 24.**

Unless you specify a different allocation, we will take partial withdrawals from the fixed account and the sub-accounts of the variable account in the same proportion that your value in each has to your policy value on the monthly processing date. We will determine these proportions at the end of the valuation period during which we receive your partial withdrawal request. For purposes of determining these proportions, we will not include any outstanding loan account value.

Effects of a Partial Withdrawal. We will reduce the policy value by the amount of a partial withdrawal. We will also reduce the death benefit by an amount equal to the factor from the definition of life insurance factors described in Appendix A multiplied by the amount of the partial withdrawal. A partial withdrawal may also cause the termination of the death benefit guarantees because we deduct the amount of the partial withdrawal from the total premiums paid when calculating whether you have paid sufficient premiums in order to maintain the death benefit guarantees.

If death benefit Option 1 is in effect, we will decrease the amount of insurance coverage by the amount of a partial withdrawal. Decreases in insurance coverage on policies with multiple coverage segments will be made in the following order:
(1) From the most recent segment;
(2) From the next more recent segments successively; and
(3) From the initial segment.

Therefore, partial withdrawals may affect the way in which the cost of insurance is calculated and the amount of pure insurance protection under the policy. **See Periodic Fees and Charges - Cost of Insurance, page 25.**

If death benefit Option 2 is in effect, a partial withdrawal will not affect the amount of insurance coverage.

We will not allow a partial withdrawal if the amount of insurance coverage after the withdrawal would be less than $100,000.

A partial withdrawal may have tax consequences depending on the circumstances of such withdrawal. **See TAX CONSIDERATIONS -** *Tax Status of the Policy,* **page 46.**

Paid-Up Life Insurance

You may elect, at any time before the insured person's age 100, to apply the surrender value to purchase fixed paid up life insurance. The amount by which any paid up insurance will exceed the surrender value cannot be greater than the amount by which the death benefit exceeds the policy value. Any surrender value not used to purchase paid-up life insurance will be paid to you in cash and treated as a partial distribution for federal income tax purposes.

If you elect to continue your policy as fixed paid-up life insurance:
• The surrender value is transferred to the fixed account;
• You cannot pay additional premiums;
• You cannot take any partial withdrawals; and
• We will not deduct any further periodic fees and charges.

Applying your policy's surrender value to purchase paid up insurance may have tax consequences. **See TAX CONSIDERATIONS -** *Tax Status of the Policy,* **page 46.**

Termination of Coverage

Your insurance coverage will continue under the policy until you surrender your policy or it lapses.

Surrender

In the policy form the "surrender value" is referred to as the "Cash Surrender Value."

You may surrender your policy for its surrender value any time after the free look period while the insured person is alive. Your surrender value is your policy value minus any surrender charge, loan account value and unpaid fees and charges.

You may take your surrender value in other than one payment.

We compute your surrender value as of the valuation date we receive your written surrender request and policy (or lost policy form) at our customer service center. All insurance coverage ends on the date we receive your surrender request and policy.

Surrender of your policy may have adverse tax consequences. **See TAX CONSIDERATIONS -** *Distributions Other than Death Benefits,* **page 47.**

Lapse

Your policy will not lapse and your insurance coverage under the policy will continue if on any monthly processing date:
- A death benefit guarantee is in effect; or
- Your surrender value is enough to pay the periodic fees and charges when due.

Grace Period. If on a monthly processing date you do not meet either of these conditions, your policy will enter the 61-day grace period during which you must make a sufficient premium payment to avoid having your policy lapse and insurance coverage terminate.

We will notify you that your policy is in a grace period at least 30 days before it ends. We will send this notice to you (or a person to whom you have assigned your policy) at your last known address in our records. We will notify you of the premium payment necessary to prevent your policy from lapsing. This amount generally equals the past due charges, plus the estimated periodic fees and charges and charges of any optional rider benefits for the next two months. If we receive payment of the required amount before the end of the grace period, we apply it to your policy in the same manner as your other premium payments, then we deduct the overdue amounts from your policy value.

If you do not pay the full amount within the 61-day grace period, your policy and its riders will lapse without value. We withdraw your remaining variable and fixed account values, deduct amounts you owe us and inform you that your coverage has ended.

If the insured person dies during the grace period, we do pay death benefit proceeds to your beneficiaries with reductions for your loan account value and periodic fees and charges owed.

During the early policy years your surrender value will generally not be enough to cover the periodic fees and charges each month, and you will generally need to pay at least the minimum premium amount (to maintain the basic death benefit guarantee) for the policy not to lapse.

If your policy lapses, any distribution of policy value may be subject to current taxation. **See TAX CONSIDERATIONS -** *Distributions Other than Death Benefits,* **page 47.**

Reinstatement

Reinstatement means putting a lapsed policy back in force. You may reinstate a lapsed policy by written request any time within five years after it has lapsed. A policy that was surrendered may not be reinstated.

To reinstate the policy and any riders, you must submit evidence of insurability satisfactory to us and pay a premium large enough to keep the policy and any rider benefits in force for at least two months. If you had a policy loan existing when coverage lapsed, we will reinstate it with accrued loan interest to the date of the lapse.

A lapsed basic death benefit guarantee cannot be reinstated after the fifth policy year. A lapsed extended death benefit guarantee cannot be reinstated.

A policy that lapses during a seven pay testing period and is reinstated more than 90 days after lapsing will be classified as a modified endowment contract for tax purposes. In general, a seven pay testing period is the first seven policy years and the first seven years after certain changes to your policy. You should consult with a competent adviser to determine whether reinstating a lapsed policy will cause it to be classified as a modified endowment contract. **See TAX CONSIDERATIONS -** *Distributions Other Than Death Benefits* **- Modified Endowment Contracts, page 47.**

TAX CONSIDERATIONS

The following summary provides a general description of the federal income tax considerations associated with the policy and does not purport to be complete or to cover federal estate, gift and generation-skipping tax implications, state and local taxes or other tax situations. This discussion is not intended as tax advice. Counsel or other competent tax advisers should be consulted for more complete information. This discussion is based upon our understanding of the present federal income tax laws. No representation is made as to the likelihood of continuation of the present federal income tax laws or as to how they may be interpreted by the Internal Revenue Service ("IRS").

The following discussion generally assumes that the policy will qualify as a life insurance contract for federal tax purposes.

Tax Status of the Company

We are taxed as a life insurance company under the Internal Revenue Code. The variable account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company," but is taxed as part of the company. We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the policy. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to us. In addition, any foreign tax credits attributable to the separate account will first be used to reduce any income taxes imposed on the variable account before being used by the company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the variable account and we do not intend to make provisions for any such taxes. However, if changes in the federal tax laws or their interpretation result in our being taxed on income or gains attributable to the variable account, then we may impose a charge against the variable account (with respect to some or all of the policies) to set aside provisions to pay such taxes.

Tax Status of the Policy

This policy is designed to qualify as a life insurance contract under the Internal Revenue Code. All terms and provisions of the policy shall be construed in a manner which is consistent with that design. In order to qualify as a life insurance contract for federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under federal tax law, a policy must satisfy certain requirements which are set forth in Section 7702 of the Internal Revenue Code. Specifically, the policy must meet the requirements of the guideline premium test. While there is very little guidance as to how these requirements are applied, we believe it is reasonable to conclude that our policies satisfy the applicable requirements. If it is subsequently determined that a policy does not satisfy the applicable requirements, we will take appropriate and reasonable steps to bring the policy into compliance with such requirements and we reserve the right to restrict policy transactions or modify your policy in order to do so.

We will at all times strive to assure that the policy meets the statutory definition which qualifies the policy as life insurance for federal income tax purposes. **See Tax Treatment of Policy Death Benefits, page 47.**

Diversification and Investor Control Requirements

In addition to meeting the Internal Revenue Code Section 7702 guideline premium test, Internal Revenue Code Section 817(h) requires separate account investments, such as our variable account, to be adequately diversified. The Treasury has issued regulations which set the standards for measuring the adequacy of any diversification. To be adequately diversified, each variable investment option must meet certain tests. If your variable life policy is not adequately diversified under these regulations, it is not treated as life insurance under Internal Revenue Code Section 7702. You would then be subject to federal income tax on your policy income as you earn it. Each sub-account's corresponding fund has represented that it will meet the diversification standards that apply to your policy. If it is determined that your variable life policy does not satisfy the applicable diversification regulations, we will take appropriate and reasonable steps to bring your policy into compliance with such regulations and we reserve the right to modify your policy as necessary in order to do so.

In certain circumstances, owners of a variable life insurance policy have been considered, for federal income tax purposes, to be the owners of the assets of the separate account supporting their policies, due to their ability to exercise investment control over such assets. When this is the case, the policy owners have been currently taxed on income and gains attributable to the separate account assets.

Your ownership rights under your policy are similar to, but different in some ways from those described by the IRS in rulings in which it determined that policy owners are not owners of separate account assets. For example, you have additional flexibility in allocating your premium payments and in your policy values. These differences could result in the IRS treating you as the owner of a pro rata share of the variable account assets. We do not know what standards will be set forth in the future, if any, in Treasury regulations or rulings. We reserve the right to modify your policy, as necessary, to try to prevent you from being considered the owner of a pro rata share of the variable account assets, or to otherwise qualify your policy for favorable tax treatment.

Tax Treatment of Policy Death Benefits

The death benefit, or an accelerated death benefit, under a policy is generally excludable from the gross income of the beneficiary(ies) under Section 101(a)(1) of the Internal Revenue Code. However, there are exceptions to this general rule. Additionally, federal and local transfer, estate, inheritance and other tax consequences of ownership or receipt of policy proceeds depend on the circumstances of each policy owner or beneficiary(ies). A tax adviser should be consulted about these consequences.

Distributions Other than Death Benefits

Generally, the policy owner will not be taxed on any of the policy value until there is a distribution. When distributions from a policy occur, or when loan amounts are taken from or secured by a policy, the tax consequences depend on whether or not the policy is a "modified endowment contract."

Modified Endowment Contracts

Under the Internal Revenue Code, certain life insurance contracts are classified as "modified endowment contracts" and are given less favorable tax treatment than other life insurance contracts. Due to the flexibility of the policies as to premiums and benefits, the individual circumstances of each policy will determine whether or not it is classified as a modified endowment contract. The rules are too complex to be summarized here, but generally depend on the amount of premiums we receive during the first seven policy years. Certain changes in a policy after it is issued, such as reduction in benefits, could also cause it to be classified as a modified endowment contract. A current or prospective policy owner should consult with a competent adviser to determine whether or not a policy transaction will cause the policy to be classified as a modified endowment contract.

If a policy becomes a modified endowment contract, distributions that occur during the policy year will be taxed as distributions from a modified endowment contract. In addition, distributions from a policy within two years before it becomes a modified endowment contract will be taxed in this manner. This means that a distribution made from a policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

Additionally, all modified endowment contracts that are issued by us (or our affiliates) to the same policy owner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includible in the policy owner's income when a taxable distribution occurs.

Once a policy is classified as a modified endowment contract, the following tax rules apply both prospectively and to any distributions made in the prior two years:

- All distributions other than death benefits, including distributions upon surrender and withdrawals, from a modified endowment contract will be treated first as distributions of gain taxable as ordinary income. Amounts will be treated as tax-free recovery of the policy owner's investment in the policy only after all gain has been distributed. The amount of gain in the policy will be equal to the difference between the policy's value and the investment in the policy;
- Loan amounts taken from or secured by a policy classified as a modified endowment contract, and also assignments or pledges of such a policy (or agreements to assign or pledge such a policy), are treated as distributions and taxed first as distributions of gain taxable as ordinary income and as tax-free recovery of the policy owner's investment in the policy only after all gain has been distributed; and
- A 10% additional income tax penalty may be imposed on the distribution amount subject to income tax. This tax penalty generally does not apply to distributions (1) made on or after the date on which the taxpayer attains age 59½; (b) which are attributable to the taxpayer becoming disabled (as defined in the Internal Revenue Code); or (c) which are part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary. Consult a tax adviser to determine whether or not you may be subject to this penalty tax.

Policies That Are Not Modified Endowment Contracts

Distributions other than death benefits from a policy that is not classified as a modified endowment contract are generally treated first as a recovery of the policy owner's investment in the policy. Only after the recovery of all investment in the policy is there taxable income. However, certain distributions made in connection with policy benefit reductions during the first fifteen policy years may be treated in whole or in part as ordinary income subject to tax. Consult a tax adviser to determine whether or not any distributions made in connection with a reduction in policy benefits will be subject to tax.

Loan amounts from or secured by a policy that is not a modified endowment contract are generally not taxed as distributions. However, the tax consequences of such a loan that is outstanding after policy year ten are uncertain and a tax adviser should be consulted about such loans. Finally, neither distributions from, nor loan amounts from or secured by, a policy that is not a modified endowment contract are subject to the 10% additional income tax.

Investment in the Policy

Your investment in the policy is generally the total of your aggregate premiums. When a distribution is taken from the policy, your investment in the policy is reduced by the amount of the distribution that is tax free.

Other Tax Matters

Policy Loans

In general, interest on a policy loan will not be deductible. A limited exception to this rule exists for certain interest paid in connection with certain "key person" insurance. You should consult a tax adviser to determine whether you qualify under this exception.

Moreover, the tax consequences associated with a preferred loan available in the policy are uncertain. Before taking out a policy loan, you should consult a tax adviser as to the tax consequences.

If a loan from a policy is outstanding when the policy is surrendered or lapses, then the amount of the outstanding indebtedness will be added to the amount treated as a distribution from the policy and will be taxed accordingly.

Accelerated Death Benefit Rider

We believe that payments under the accelerated death benefit rider should be fully excludable from the gross income of the beneficiary if the beneficiary is the insured under the policy, or is an individual who has no business or financial connection with the insured. (**See Automatic Rider Benefits - Accelerated Death Benefit Rider, page 35, for more information about this rider.**) However, you should consult a qualified tax adviser about the consequences of adding this rider to a policy or requesting payment under this rider.

Continuation of a Policy

The tax consequences of continuing the policy after the insured person reaches age 95 are unclear. For example, in certain situations it is possible that after the insured person reaches age 95, the IRS could treat you as being in constructive receipt of the policy value if the policy value becomes equal to the death benefit. If this happens, an amount equal to the excess of the policy value over the investment in the policy would be includible in your income at that time. Because we believe the policy will continue to constitute life insurance at that time and the IRS has not issued any guidance on this issue, we do not intend to tax report any earnings due to the possibility of constructive receipt in this circumstance. You should consult a tax adviser if you intend to keep the policy in force after the insured person reaches age 95.

Section 1035 Exchanges

Internal Revenue Code Section 1035 provides, in certain circumstances, that no gain or loss will be recognized on the exchange of one life insurance policy for another life insurance policy or an endowment or annuity contract. We accept 1035 exchanges with outstanding loans. Special rules and procedures apply to 1035 exchanges. These rules can be complex, and if you wish to take advantage of Section 1035, you should consult your tax adviser.

Tax-exempt Policy Owners

Special rules may apply to a policy that is owned by a tax-exempt entity. Tax-exempt entities should consult their tax adviser regarding the consequences of purchasing and owning a policy. These consequences could include an effect on the tax-exempt status of the entity and the possibility of the unrelated business income tax.

Tax Law Changes

Although the likelihood of legislative action is uncertain, there is always the possibility that the tax treatment of the policy could be changed by legislation or otherwise. You should consult a tax adviser with respect to legislative developments and their effect on the policy.

Policy Changes to Comply with the Law

So that your policy continues to qualify as life insurance under the Internal Revenue Code, we reserve the right to refuse to accept all or part of your premium payments or to change your death benefit. We may refuse to allow you to make partial withdrawals that would cause your policy to fail to qualify as life insurance. We also may make changes to your policy or its riders or make distributions from your policy to the degree that we deem necessary to qualify your policy as life insurance for tax purposes.

If we make any change of this type, it applies the same way to all affected policies.

Any increase in your death benefit will cause an increase in your cost of insurance charges.

Policy Availability and Qualified Plans

The policy is not available for sale to and cannot be acquired with funds that are assets of (i) an employee benefit plan as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and that is subject to Title I of ERISA; (ii) a plan described in Section 4975(e)(1) of the Internal Revenue Code; or (iii) an entity whose underlying assets include plan assets by reason of the investment by an employee benefit plan or other plan in such entity within the meaning of 29 C.F.R. Section 2510.3-101 or otherwise.

Policy owners may use the policy in various other arrangements, including:
- Non-qualified deferred compensation or salary continuance plans;
- Split dollar insurance plans;
- Executive bonus plans;
- Retiree medical benefit plans; and
- Other plans.

The tax consequences of these plans may vary depending on the particular facts and circumstances of each arrangement. If you want to use your policy with any of these various arrangements, you should consult a qualified tax adviser regarding the tax issues of your particular arrangement.

Life Insurance Owned by Businesses

In recent years, Congress has adopted new rules relating to life insurance owned by businesses. For example, in the case of a policy issued to a nonnatural taxpayer, or held for the benefit of such an entity, a portion of the taxpayer's otherwise deductible interest expenses may not be deductible as a result of ownership of a policy even if no loans are taken under the policy. (An exception to this rule is provided for certain life insurance contracts which cover the life of an individual who is a 20% owner, or an officer, director, or employee of a trade or business.) As another example, special rules apply if you are subject to the alternative minimum tax. Any business contemplating the purchase of a new policy or a change in an existing policy should consult a tax adviser.

Income Tax Withholding

The IRS requires us to withhold income taxes from any portion of the amounts individuals receive in a taxable transaction. We do not withhold income taxes if you elect in writing not to have withholding apply. If the amount withheld for you is insufficient to cover income taxes, you will have to pay income taxes and possibly penalties later.

Policy Transfers

The transfer of the policy or designation of a beneficiary may have federal, state and/or local transfer and inheritance tax consequences, including the imposition of gift, estate and generation-skipping transfer taxes. The individual situation of each policy owner or beneficiary will determine the extent, if any, to which federal, state and local transfer and inheritance taxes may be imposed and how ownership or receipt of policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation skipping and other taxes.

You should consult qualified legal or tax advisers for complete information on federal, state, local and other tax considerations.

ADDITIONAL INFORMATION

General Policy Provisions

Your Policy

The policy is a contract between you and us and is the combination of:
- Your policy;
- A copy of your original application and applications for benefit increases or decreases;
- Your riders;
- Your endorsements;
- Your policy schedule pages; and
- Your reinstatement applications.

If you make a change to your coverage, we give you a copy of your changed application and new policy schedules. If you send your policy to us, we attach these items to your policy and return it to you. Otherwise, you need to attach them to your policy.

Unless there is fraud, we consider all statements made in an application to be representations and not guarantees. We use no statement to deny a claim, unless it is in an application.

A president or other officer of our company and our secretary or assistant secretary must sign all changes or amendments to your policy. No other person may change its terms or conditions.

Age

We issue your policy at the insured person's age (stated in your policy schedule) based on the nearest birthday to the policy date. On the policy date, the insured person can generally be no more than age 85.

We often use age to calculate rates, charges and values. We determine the insured person's age at a given time by adding the number of completed policy years to the age calculated at issue and shown in the schedule.

Ownership

The original owner is the person named as the owner in the policy application. The owner can exercise all rights and receive benefits during the life of the insured person. These rights include the right to change the owner, beneficiaries or the method designated to pay death benefit proceeds.

As a matter of law, all rights of ownership are limited by the rights of any person who has been assigned rights under the policy and any irrevocable beneficiaries.

You may name a new owner by giving us written notice. The effective date of the change to the new owner is the date the prior owner signs the notice. However, we will not be liable for any action we take before a change is recorded at our customer service center. A change in ownership may cause the prior owner to recognize taxable income on gain under the policy.

Beneficiaries

You, as owner, name the beneficiaries when you apply for your policy. The primary beneficiaries who survive the insured person receive the death benefit proceeds. Other surviving beneficiaries receive death benefit proceeds only if there is no surviving primary beneficiaries. If more than one beneficiary survives the insured person, they share the death benefit proceeds equally, unless you specify otherwise. If none of your policy beneficiaries has survived the insured person, we pay the death benefit proceeds to you or to your estate, as owner.

You may name new beneficiaries during the insured person's lifetime. We pay death benefit proceeds to the beneficiaries whom you have most recently named according to our records. We do not make payments to multiple sets of beneficiaries. **The designation of certain beneficiaries may have tax consequences. See TAX CONSIDERATIONS -** *Other Tax Matters,* **page 49.**

Collateral Assignment

You may assign your policy by sending written notice to us. After we record the assignment, your rights as owner and the beneficiaries' rights (unless the beneficiaries were made irrevocable beneficiaries under an earlier assignment) are subject to the assignment. It is your responsibility to make sure the assignment is valid. **The transfer or assignment of a policy may have tax consequences. See TAX CONSIDERATIONS -** *Other Tax Matters,* **page 49.**

Incontestability

After your policy has been in force and the insured person is alive for two years from your policy date and from the effective date of any new coverage segment, an increase in any other benefit or reinstatement, we will not question the validity of statements in your applicable application.

> In the policy form the "policy date" is referred to as the "Issue Date."

Misstatements of Age or Gender

Notwithstanding the Incontestability provision above, if the insured person's age or gender has been misstated, we adjust the death benefit to the amount which would have been purchased for the insured person's correct age and gender. We base the adjusted death benefit on the cost of insurance charges deducted from your policy value on the last monthly processing date before the insured person's death, or as otherwise required by law.

Suicide

If the insured person commits suicide within two years of your policy date, unless otherwise required by law, we limit death benefit proceeds to:
- The total premium we receive to the time of death; minus
- Outstanding loan account value; minus
- Partial withdrawals taken.

We make a limited payment to the beneficiaries for a new coverage segment or other increase if the insured person commits suicide within two years of the effective date of a new coverage segment or within two years of an increase in any other benefit, unless otherwise required by law. The limited payment is equal to the cost of insurance charges which were deducted for the increase.

Anti-Money Laundering

In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of the USA PATRIOT Act. Among other things, this program requires us, our agents and customers to comply with certain procedures and standards that serve to assure that our customers' identities are properly verified and that premiums are not derived from improper sources.

Under our anti-money laundering program, we may require policy owners, insured persons and/or beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

We may also refuse to accept certain forms of premium payments or loan repayments (travelers cheques, for example) or restrict the amount of certain forms of premium payments or loan repayments (money orders totaling more than $5,000, for example). In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in your policy entering a 61-day grace period during which you must make a sufficient payment, in an acceptable form, to keep your policy from lapsing. **See Premium Payments - Premium Payments Affect Your Coverage, page 21.**

Our anti-money laundering program is subject to change without notice to take account of changes applicable in laws or regulations and our ongoing assessment of our exposure to illegal activity.

Transaction Processing

Generally, within seven days of when we receive all information required to process a payment, we pay:
- Death benefit proceeds;
- Surrender value;
- Partial withdrawals; and
- Loan proceeds.

We may delay processing these transactions if:
- The New York Stock Exchange is closed for trading;
- Trading on the New York Stock Exchange is restricted by the SEC;
- There is an emergency so that it is not reasonably possible to sell securities in the sub-accounts or to determine the value of a sub-account's assets; and
- A governmental body with jurisdiction over the variable account allows suspension by its order.

SEC rules and regulations generally determine whether or not these conditions exist.

We execute transfers among the sub-accounts as of the valuation date of our receipt of your request at our customer service center.

We determine the death benefit as of the date of the insured person's death. The death benefit proceeds are not affected by subsequent changes in the value of the sub-accounts.

We may delay payment from our fixed account for up to six months, unless law requires otherwise, of surrender proceeds, withdrawal amounts or loan amounts. If we delay payment more than 30 days, we pay interest at our declared rate (or at a higher rate if required by law) from the date we receive your complete request.

Notification and Claims Procedures

Except for certain authorized telephone requests, we must receive in writing any election, designation, change, assignment or request made by the owner.

You must use a form acceptable to us. We are not liable for actions taken before we receive and record the written notice. We may require you to return your policy for policy changes or if you surrender it.

If the insured person dies while your policy is in force, please let us know as soon as possible. We will send you instructions on how to make a claim. As proof of the insured person's death, we may require proof of the deceased insured person's age and a certified copy of the death certificate.

The beneficiaries and the deceased insured person's next of kin may need to sign authorization forms. These forms allow us to get information such as medical records of doctors and hospitals used by the deceased insured person.

Telephone Privileges

Telephone privileges are automatically provided to you and your agent/registered representative, unless you decline it on the application or contact our customer service center. Telephone privileges allow you or your agent/registered representative to call our customer service center to:
- Make transfers;
- Change premium allocations;
- Change your dollar cost averaging and automatic rebalancing programs;
- Request partial withdrawals; and
- Request a loan.

Our customer service center uses reasonable procedures to make sure that instructions received by telephone are genuine. These procedures may include:
- Requiring some form of personal identification;
- Providing written confirmation of any transactions; and
- Tape recording telephone calls.

By accepting telephone privileges, you authorize us to record your telephone calls with us. If we use reasonable procedures to confirm instructions, we are not liable for losses from unauthorized or fraudulent instructions. We may discontinue or limit this privilege at any time. **See Transfers - Limits on Frequent or Disruptive Transfers, page 41.**

Telephone and facsimile privileges may not always be available. Telephone or fax systems, whether yours, your service provider's or your agent's, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may prevent or delay our receipt of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your transfer request by written request.

Non-participation

Your policy does not participate in the surplus earnings of ReliaStar Life Insurance Company of New York.

Advertising Practices and Sales Literature

We may use advertisements and sales literature to promote this product, including:
- Articles on variable life insurance and other information published in business or financial publications;
- Indices or rankings of investment securities; and
- Comparisons with other investment vehicles, including tax considerations.

We may use information regarding the past performance of the sub-accounts and funds. Past performance is not indicative of future performance of the sub-accounts or funds and is not reflective of the actual investment experience of policy owners.

We may feature certain sub-accounts, the underlying funds and their managers, as well as describe asset levels and sales volumes. We may refer to past, current, or prospective economic trends and investment performance or other information we believe may be of interest to our customers.

Settlement Options

You may elect to take the surrender value in other than one lump-sum payment. Likewise, you may elect to have the beneficiaries receive the death benefit proceeds other than in one lump-sum payment, if you make this election during the insured person's lifetime. If you have not made this election, the beneficiaries may do so within 60 days after we receive proof of the insured person's death.

The investment performance of the sub-accounts does not affect payments under these settlement options. Instead, interest accrues at a fixed rate based on the option you choose. Payment options are subject to our rules at the time you make your selection. Currently, a periodic payment must be at least $25 and the total proceeds must be at least $2,500.

The following settlement options are available:

- **Option 1 -** The proceeds are left with us to earn interest. Withdrawals and any changes are subject to our approval;
- **Option 2 -** The proceeds and interest are paid in equal installments of a specified amount until the proceeds and interest are all paid;
- **Option 3** - The proceeds and interest are paid in equal installments for a specified period until the proceeds and interest are all paid;
- **Option 4 -** The proceeds provide an annuity payment with a specified number of months. The payments are continued for the life of the primary payee. If the primary payee dies before the certain period is over, the remaining payments are paid to a contingent payee; and
- **Option 5** - The proceeds provide a life income for two payees. When one payee dies, the surviving payee receives two-thirds of the amount of the joint monthly payment for life**.**

Interest on Settlement Options. We base the interest rate for proceeds applied under Options 1 and 2 on the interest rate we declare on money that we consider to be in the same classification based on the option, restrictions on withdrawal and other factors. The interest rate will never be less than an effective annual rate of 2.00%.

In determining amounts we pay under Options 3 and 4, we assume interest at an effective annual rate of 2.00%. Also, for Option 3 and periods certain under Option 4, we credit any excess interest we may declare on money that we consider to be in the same classification based on the option, restrictions on withdrawal and other factors.

If none of these settlement options have been elected, your surrender value or the death benefit proceeds will be paid in one lump-sum payment.

Unless you request otherwise, death benefit proceeds generally will be paid into an interest bearing account which is backed by our general account and can be accessed by the beneficiary through a checkbook feature. The beneficiary may access the death benefit proceeds at any time without penalty. Interest earned on this account may be less than interest paid on other settlement options.

Reports

Annual Statement. We will send you an annual statement once each year free of charge showing the amount of insurance coverage under your policy as well as your policy's death benefit, policy and surrender values, the amount of premiums you have paid, the amounts you have withdrawn, borrowed or transferred and the fees and charges we have imposed since the last statement.

Additional statements are available upon request. We may make a charge not to exceed $50 for each additional annual statement you request. **See Transaction Fees and Charges - Excess Annual Report Fee, page 24.**

We send semi-annual reports with financial information on the funds, including a list of investment holdings of each fund.

We send confirmation notices to you throughout the year for certain policy transactions such as transfers between investment options, partial withdrawals and loans. You are responsible for reviewing the confirmation notices to verify that the transactions are being made as requested.

Illustrations. To help you better understand how your policy values will vary over time under different sets of assumptions, we will provide you with a personalized illustration projecting future results based on the age and risk classification of the insured person and other factors such as the amount of insurance coverage, death benefit option, premiums and rates of return (within limits) you specify. We may make a charge not to exceed $50 for each illustration you request after the first in a policy year. **See Transaction Fees and Charges - Excess Illustration Fee, page 24.**

Other Reports. We will mail to you at your last known address of record at least annually a report containing such information as may be required by any applicable law. To reduce expenses, only one copy of most financial reports and prospectuses, including reports and prospectuses for the investment Funds, will be mailed to your household, even if you or other persons in your household have more than one policy issued by us or an affiliate. Call our customer service center at 1-877-253-5050 if you need additional copies of financial reports, prospectuses, historical account information or annual or semi-annual reports or if you would like to receive one copy for each policy in all future mailings.

Trading - Industry Developments

As with many financial services companies, the company and affiliates of the company have received requests for information from various governmental and self-regulatory agencies in connection with investigations related to trading in investment company shares. In each case, full cooperation and responses are being provided. The company is also reviewing its policies and procedures in this area.

Legal Proceedings

We are not aware of any pending legal proceedings which involve the variable account as a party.

We are, or may be in the future, a defendant in various legal proceedings in connection with the normal conduct of our insurance operations. Some of these cases may seek class action status and may include a demand for punitive damages as well as for compensatory damages. In the opinion of management, the ultimate resolution of any existing legal proceeding is not likely to have a material adverse affect on our ability to meet our obligations under the policy.

ING America Equities, Inc., the principal underwriter and distributor of the policy, is not involved in any legal proceeding which, in the opinion of management, is likely to have a material adverse affect on its ability to distribute the policy.

Financial Statements

Financial statements of the variable account and the company are contained in the Statement of Additional Information. To request a free Statement of Additional Information, please contact our customer service center at the address or telephone number on the back of this prospectus.

APPENDIX A
Definition of Life Insurance Factors

Guideline Premium Test Factors

Attained Age	Factor	Attained Age	Factor	Attained Age	Factor	Attained Age	Factor	Attained Age	Factor
0-40	2.50	49	1.91	58	1.38	67	1.18	91	1.04
41	2.43	50	1.85	59	1.34	68	1.17	92	1.03
42	2.36	51	1.78	60	1.30	69	1.16	93	1.02
43	2.29	52	1.71	61	1.28	70	1.15	94	1.01
44	2.22	53	1.64	62	1.26	71	1.13	95 +	1.00
45	2.15	54	1.57	63	1.24	72	1.11		
46	2.09	55	1.50	64	1.22	73	1.09		
47	2.03	56	1.46	65	1.20	74	1.07		
48	1.97	57	1.42	66	1.19	75 - 90	1.05		

APPENDIX B

Funds Available Through the Variable Account

The following chart lists the funds, the investment advisers and subadvisers to the funds and summary information regarding the investment objective of each fund. For information about each fund's expenses, see the Fund Expense Table beginning on page 12 of this prospectus. More detailed information about the funds can be found in the current prospectus and Statement of Additional Information for each fund.

There is no assurance that the stated objectives and policies of any of the funds will be achieved. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the 1940 Act.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
AIM V.I. Dent Demographic Trends Fund (Series I Shares)	Investment Adviser: A I M Advisors, Inc. Subadviser: H.S. Dent Advisors, Inc.	Seeks long-term growth of capital.
Alger American Growth Portfolio (Class O Shares)	Investment Adviser: Fred Alger Management, Inc.	Seeks long-term capital appreciation.
Alger American Leveraged AllCap Portfolio (Class O Shares)	Investment Adviser: Fred Alger Management, Inc.	Seeks long-term capital appreciation.
Alger American MidCap Growth Portfolio (Class O Shares)	Investment Adviser: Fred Alger Management, Inc.	Seeks long-term capital appreciation.
Alger American Small Capitalization Portfolio (Class O Shares)	Investment Adviser: Fred Alger Management, Inc.	Seeks long-term capital appreciation.
American Funds Insurance Series - Growth Fund (Class 2)	Investment Adviser: Capital Research and Management Company	Seeks growth of capital.
American Funds Insurance Series - Growth-Income Fund (Class 2)	Investment Adviser: Capital Research and Management Company	Seeks capital growth and income over time.
American Funds Insurance Series - International Fund (Class 2)	Investment Adviser: Capital Research and Management Company	Seeks growth of capital over time.
Fidelity® VIP Contrafund® Portfolio (Initial Class)	Investment Adviser: Fidelity Management & Research Company Subadvisers: Fidelity Management & Research (U.K.) Inc.; Fidelity Management & Research (Far East) Inc.; Fidelity Investments Japan Limited; FMR Co., Inc.	Seeks long-term capital appreciation.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
Fidelity® VIP Equity-Income Portfolio (Initial Class)	<u>Investment Adviser</u>: Fidelity Management & Research Company <u>Subadviser</u>: FMR Co., Inc.	Seeks reasonable income.
Fidelity® VIP Growth Portfolio (Initial Class)	<u>Investment Adviser</u>: Fidelity Management & Research Company <u>Subadviser</u>: FMR Co., Inc.	Seeks to achieve capital appreciation.
Fidelity® VIP High Income Portfolio (Initial Class)	<u>Investment Adviser</u>: Fidelity Management & Research Company <u>Subadvisers</u>: Fidelity Management & Research (U.K.) Inc.; Fidelity Management & Research (Far East) Inc.; Fidelity Investments Japan Limited; FMR Co., Inc.	Seeks a high level of current income while also considering growth of capital.
Fidelity® VIP Index 500 Portfolio (Initial Class)	<u>Investment Adviser</u>: Fidelity Management & Research Company <u>Subadviser</u>: Geode Capital Management, LLC (Geode)	Seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the Standard & Poor's 500 Index^{SM} (S&P 500®).
Fidelity® VIP Investment Grade Bond Portfolio (Initial Class)	<u>Investment Adviser</u>: Fidelity Management & Research Company <u>Subadviser</u>: Fidelity Investments Money Management, Inc.	Seeks as high a level of current income as is consistent with the preservation of capital.
Fidelity® VIP Money Market Portfolio (Initial Class)	<u>Investment Adviser</u>: Fidelity Management & Research Company <u>Subadviser</u>: Fidelity Investments Money Management, Inc.	Seeks as high a level of current income as is consistent with preservation of capital and liquidity.
ING Hard Assets Portfolio (Class I Shares))	<u>Investment Adviser</u>: Directed Services, Inc. <u>Subadviser</u>: Baring International Investment Limited	A *nondiversified* portfolio that seeks long-term capital appreciation.
ING JPMorgan Small Cap Equity Portfolio (Class I Shares)	<u>Investment Adviser</u>: Directed Services, Inc. <u>Subadviser</u>: J. P. Morgan Investment Management Inc.	A *nondiversified* Portfolio that seeks capital growth over the long term.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING Legg Mason Value Portfolio (Class I Shares)	Investment Adviser: Directed Services, Inc. Subadviser: Legg Mason Funds Management, Inc.	Seeks long-term growth of capital.
ING Limited Maturity Bond Portfolio (Class S Shares)	Investment Adviser: Directed Services, Inc. Subadviser: Aeltus Investment Management, Inc.	Seeks highest current income consistent with low risk to principal and liquidity and secondarily, seeks to enhance its total return through capital appreciation when market factors indicate that capital appreciation may be available without significant risk to principal.
ING Liquid Assets Portfolio (Class I Shares)	Investment Adviser: Directed Services, Inc. Subadviser: Aeltus Investment Management, Inc.	Seeks high level of current income consistent with the preservation of capital and liquidity.
ING MFS Mid Cap Growth Portfolio (Class S Shares)	Investment Adviser: Directed Services, Inc. Subadviser: Massachusetts Financial Services Company	Seeks long-term growth of capital.
ING MFS Total Return Portfolio (Class I Shares)	Investment Adviser: Directed Services, Inc. Subadviser: Massachusetts Financial Services Company	Seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital.
ING Mercury Focus Value Portfolio (Class I Shares)	Investment Adviser: Directed Services, Inc. Subadviser: Mercury Advisors	Seeks long-term growth of capital.
ING Salomon Brothers Investors Portfolio (Class I Shares)	Investment Adviser: Directed Services, Inc. Subadviser: Salomon Brothers Asset Management Inc.	Seeks long-term growth of capital.
ING Stock Index Portfolio (Class I Shares)	Investment Adviser: Directed Services, Inc. Subadviser: Aeltus Investment Management, Inc.	Seeks total return.
ING T. Rowe Price Capital Appreciation Portfolio (Class I Shares)	Investment Adviser: Directed Services, Inc. Subadviser: T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and prudent investment risk.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING Van Kampen Equity Growth Portfolio (Class I Shares)	<u>Investment Adviser</u>: Directed Services, Inc. <u>Subadviser</u>: Van Kampen	Seeks long-term capital appreciation.
ING Van Kampen Real Estate Portfolio (Class I Shares)	<u>Investment Adviser</u>: Directed Services, Inc. <u>Subadviser</u>: Van Kampen	A *nondiversified* portfolio that seeks capital appreciation and secondarily seeks current income.
ING JPMorgan Mid Cap Value Portfolio (Initial Class)	<u>Investment Adviser</u>: ING Life Insurance and Annuity Company <u>Subadviser</u>: J. P. Morgan Investment Management Inc.	Seeks growth from capital appreciation.
ING UBS U.S. Allocation Portfolio (Initial Class)	<u>Investment Adviser</u>: ING Life Insurance and Annuity Company <u>Sub-Adviser</u>: UBS Global Asset Management (US) Inc.	Seeks total return, consisting of long-term capital appreciation and current income.
ING Van Kampen Comstock Portfolio (Initial Class)	<u>Investment Adviser</u>: ING Life Insurance and Annuity Company <u>Sub-Adviser</u>: Van Kampen	Seeks capital growth and income.
ING VP Bond Portfolio (Class I Shares)	<u>Investment Adviser</u>: ING Investments, LLC <u>Sub-Adviser</u>: Aeltus Investment Management, Inc.	Seeks to maximize total return as is consistent with reasonable risk.
ING VP Index Plus LargeCap Portfolio (Class I Shares)	<u>Investment Adviser</u>: ING Investments, LLC <u>Sub-Adviser</u>: Aeltus Investment Management, Inc.	Seeks to outperform the total return performance of the Standard & Poor's 500 Composite Index (S&P 500), while maintaining a market level of risk.
ING VP Index Plus MidCap Portfolio (Class I Shares)	<u>Investment Adviser</u>: ING Investments, LLC <u>Sub-Adviser</u>: Aeltus Investment Management, Inc.	Seeks to outperform the total return performance of the Standard & Poor's MidCap 400 Index (S&P 400), while maintaining a market level of risk.
ING VP Index Plus SmallCap Portfolio (Class I Shares)	<u>Investment Adviser</u>: ING Investments, LLC <u>Sub-Adviser</u>: Aeltus Investment Management, Inc.	Seeks to outperform the total return performance of the Standard and Poor's SmallCap 600 Index (S&P 600), while maintaining a market level of risk.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING VP Disciplined LargeCap Portfolio (Class I Shares)	Investment Adviser: ING Investments, LLC Sub-Adviser: Aeltus Investment Management, Inc.	Seeks capital appreciation.
ING VP High Yield Bond Portfolio (Class I Shares)	Investment Adviser: ING Investments, LLC Sub-Adviser: Aeltus Investment Management, Inc.	Seeks to provide investors with a high level of current income and total return.
ING VP International Value Portfolio (Class I Shares)	Investment Adviser: ING Investments, LLC Sub-Adviser: Aeltus Investment Management, Inc.	Seeks long term capital appreciation.
ING VP MagnaCap Portfolio (Class I Shares)	Investment Adviser: ING Investments, LLC Sub-Adviser: Aeltus Investment Management, Inc.	Seeks growth of capital, with dividend income as a secondary consideration.
ING VP MidCap Opportunities Portfolio (Class I Shares)	Investment Adviser: ING Investments, LLC Sub-Adviser: Aeltus Investment Management, Inc.	Seeks long-term capital appreciation.
ING VP SmallCap Opportunities Portfolio (Class I Shares)	Investment Adviser: ING Investments, LLC Sub-Adviser: Aeltus Investment Management, Inc.	Seeks long-term capital appreciation.
Janus Aspen Growth Portfolio (Institutional Shares)	Investment Adviser: Janus Capital	Seeks long-term growth of capital in a manner consistent with the preservation of capital.
Janus Aspen International Growth Portfolio (Institutional Shares)	Investment Adviser: Janus Capital	Seeks long-term growth of capital.
Janus Aspen Mid Cap Growth Portfolio (Institutional Shares)	Investment Adviser: Janus Capital	Seeks long-term growth of capital..
Janus Aspen Worldwide Growth Portfolio (Institutional Shares)	Investment Adviser: Janus Capital	Seeks long-term growth of capital in a manner consistent with the preservation of capital.
Neuberger Berman AMT Limited Maturity Bond Portfolio (Class I Shares)	Investment Adviser: Neuberger Berman Management Inc. Sub-Adviser: Neuberger Berman, LLC	Seeks the highest available current income consistent with liquidity and low risk to principal; total return is secondary goal.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
Neuberger Berman AMT Partners Portfolio (Class I Shares)	Investment Adviser: Neuberger Berman Management Inc. Sub-Adviser: Neuberger Berman, LLC	Seeks growth of capital.
Neuberger Berman AMT Socially Responsive Portfolio (Class I Shares)	Investment Adviser: Neuberger Berman Management Inc. Sub-Adviser: Neuberger Berman, LLC	Seeks long-term growth of capital by investing primarily in securities of companies that meet the fund's financial criteria and social policy.
OpCap Equity Portfolio	Investment Adviser: OpCap Advisors LLC	Seeks long term capital appreciation.
OpCap Global Equity Portfolio	Investment Adviser: OpCap Advisors LLC	Seeks long term capital appreciation.
OpCap Managed Portfolio	Investment Adviser: OpCap Advisors LLC Subadviser: Pacific Investment Management Company LLC	Seeks growth of capital over time.
OpCap Small Cap Portfolio	Investment Adviser: OpCap Advisors LLC	Seeks capital appreciation.
Pioneer Mid Cap Value VCT Portfolio (Class I Shares)	Investment Adviser: Pioneer Investment Management, Inc.	Seeks capital appreciation by investing in a diversified portfolio of securities consisting primarily of common stocks.
Pioneer Small Cap Value VCT Portfolio (Class I Shares)	Investment Adviser: Pioneer Investment Management, Inc.	Seeks capital growth by investing in a diversified portfolio of securities consisting primarily of equity securities of small companies.
Putnam VT Growth and Income Fund (Class IA Shares)	Investment Adviser: Putnam Investment Management, LLC	Seeks capital growth and current income.
Putnam VT New Opportunities Fund (Class IA Shares)	Investment Adviser: Putnam Investment Management, LLC	Seeks long-term capital appreciation.
Putnam VT Small Cap Value Fund (Class IA Shares)	Investment Adviser: Putnam Investment Management, LLC	Seeks capital appreciation.
Putnam VT Voyager Fund (Class IA Shares)	Investment Adviser: Putnam Investment Management, LLC	Seeks capital appreciation.

MORE INFORMATION IS AVAILABLE

If you would like more information about us, the variable account or the policy, the following documents are available free upon request:

- **Statement of Additional Information ("SAI")** - The SAI contains more specific information about the variable account and the policy, as well as the financial statements of the variable account and the company. The SAI is incorporated by reference into (made legally part of) this prospectus. The following is the Table of Contents for the SAI:

- **A personalized illustration of policy benefits** - A personalized illustration can help you understand how the policy works, given the policy's fees and charges along with the investment options, features and benefits and optional benefits you select. A personalized illustration can also help you compare the policy's death benefits, policy value and surrender value with other life insurance policies based on the same or similar assumptions. We reserve the right to assess a fee of up to $50 for each personalized illustration you request after the first each policy year. **See Transaction Fees and Charges - Excess Illustration Fee, page 24.**

To request a free SAI or personalized illustration of policy benefits or to make other inquiries about the policy, please contact us at our:

Customer Service Center
P.O. Box 5033
2000 21st Avenue N.W.
Minot, North Dakota 58703
1-877-253-5050
www.servicecenter@reliastar.com

Additional information about us, the variable account or the policy (including the SAI) can be reviewed and copied from the SEC's Internet website (www.sec.gov) or at the SEC's Public Reference Room in Washington, DC. Copies of this additional information may also be obtained, upon payment of a duplicating fee, by writing the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549-0102. More information about operation of the SEC's Public Reference Room can be obtained by calling 202-942-8090.

1940 Act File No. 811-03427
1933 Act file No. 333-52358

PART B
INFORMATION REQUIRED IN A STATEMENT OF ADDITIONAL INFORMATION

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
OF
RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK

Statement of Additional Information dated May 1, 2004

SELECT★LIFE NY II
Variable Universal Life Insurance Policy

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current ING Select★Life NY II prospectus dated May 1, 2004. The policy offered in connection with the prospectus is a flexible premium variable universal life insurance policy funded through the ReliaStar Life Insurance Company of New York Variable Life Separate Account I.

A free prospectus is available upon request by contacting the ReliaStar Life Insurance Company of New York's customer service center at P.O. Box 5033, 2000 21st Avenue N.W., Minot, North Dakota 58703, by calling 1-877-253-5050 or by accessing the SEC's website at www.sec.gov.

Read the prospectus before you invest. Unless otherwise indicated, terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.

TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY

ReliaStar Life Insurance Company of New York (the "company," "we," "us," "our") issues the policy described in the prospectus and is responsible for providing each policy's insurance benefits. We are a stock life insurance company incorporated in 1917 under the laws of the State of New York and an indirect, wholly owned subsidiary of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. ING is headquartered in Amsterdam, The Netherlands. We are engaged in the business of issuing insurance policies. Our home office is located at 1000 Woodbury Road, Suite 208, P.O. Box 9004, Woodbury, New York 11797.

We established the ReliaStar Life Insurance Company of New York Variable Life Separate Account I (the "variable account") on March 23, 1982, under the laws of the State of New York for the purpose of funding variable life insurance policies issued by us. The variable account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. Premium payments may be allocated to one or more of the available sub-accounts of the variable account. Each sub-account invests in shares of a corresponding fund at net asset value. We may make additions to, deletions from or substitutions of available funds as permitted by law and subject to the conditions of the policy.

Other than the policy owner fees and charges described in the prospectus, all expenses incurred in the operations of the variable account are borne by the company. We do, however, receive compensation for certain recordkeeping, administration or other services from the funds or affiliates of the funds available through the policies. **See "Fees and Charges," page 23, in the prospectus.**

The company maintains custody of the assets of the variable account. As custodian, the company holds cash balances for the variable account pending investment in the funds or distribution. The funds in whose shares the assets of the sub-accounts of the variable account are invested each have custodians, as discussed in the respective fund prospectuses.

DISTRIBUTION OF THE POLICIES

The company's affiliate, ING America Equities, Inc., serves as the principal underwriter (distributor) for the policies. ING America Equities, Inc. was organized under the laws of the State of Colorado on September 27, 1993, and is registered as a broker/dealer with the SEC and the National Association of Securities Dealers, Inc. We pay ING America Equities, Inc. under a distribution agreement dated May 1, 2002. ING America Equities, Inc.'s principal office is located at 1290 Broadway, Denver, Colorado 80203-5699.

ING America Equities, Inc. offers the securities under the policies on a continuous basis. For the years ended December 31, 2003 and 2002, the aggregate amount paid to ING America Equities, Inc. under our distribution agreement was $782,199 and $1,618,471, respectively.

Prior to May 1, 2002, Washington Square Securities, Inc. ("WSSI"), a Minnesota corporation and an affiliate of ours, was the principal underwriter (distributor) for the policies. We paid WSSI under a distribution agreement. For the year ended December 31, 2001, the aggregate amount paid to WSSI under our distribution agreement was $2,717,758.

Effective January 1, 2004, WSSI merged with Locust Street Securities, Inc. and changed its name to ING Financial Partners, Inc.

We sell our policies through licensed insurance agents who are registered representatives of affiliated and unaffiliated broker/dealers. A description of the manner in which the policies are purchased may be found in the prospectus under the section entitled "Purchasing a Policy."

All broker/dealers who sell this policy have entered into selling agreements with us. Under these selling agreements, we pay a distribution allowance to broker/dealers, who in turn pay commissions to their agents/registered representatives who sell this policy.

Commissions generally will be no more than 55% of the premiums paid up to the annualized extended minimum monthly premium for the first policy year, plus 3.50% of additional premiums for the first policy year and lower thereafter.

We will pay corresponding commissions upon a requested increase in insurance coverage. In addition, we may pay a commission of 0.40% of the net policy value during each policy year. Further, agents/registered representatives may be eligible to receive certain overrides and other benefits based on the amount of earned commissions.

In addition to these distribution allowances/commissions, we may also pay other amounts to broker/dealers and/or their agents/registered representatives. These amounts may include:

- Loans or advances of commissions in anticipation of future receipt of premiums (a form of lending to agents/registered representatives). These loans may have advantageous terms, such as reduction or elimination or the interest charged on the loan and/or forgiveness of the principal amount of the loan, which may be conditioned on insurance sales;
- Wholesaler fees and marketing allowances based on aggregate commissions paid during the year;
- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our own expense;
- Sponsor payments or reimbursements for broker/dealers to use in sales contests for their agents/registered representatives. We do not hold contests directly based on sales of this product; and
- Certain overrides and other benefits, which may include cash compensation, based on the amount of earned commissions, agent/representative recruiting, and other activities that promote the sale of policies.

We pay dealer concessions, wholesaling fees, overrides, other allowances and benefits and the costs of all other incentives or training programs from our resources which include sales charges.

PERFORMANCE REPORTING AND ADVERTISING

Information regarding the past, or historical, performance of the sub-accounts of the variable account and the funds available for investment through the sub-accounts of the variable account may appear in advertisements, sales literature or reports to policy owners or prospective purchasers. SUCH PERFORMANCE INFORMATION FOR THE SUB-ACCOUNTS WILL REFLECT THE DEDUCTION OF ALL FUND FEES AND CHARGES, INCLUDING INVESTMENT MANAGEMENT FEES, DISTRIBUTION (12B-1) FEES AND OTHER EXPENSES BUT WILL NOT REFLECT DEDUCTIONS FOR ANY POLICY FEES AND CHARGES. IF THE POLICY'S PREMIUM EXPENSE, COST OF INSURANCE, ADMINISTRATIVE AND MORTALITY AND EXPENSE RISK CHARGES AND THE OTHER TRANSACTION, PERIODIC OR OPTIONAL BENEFITS FEES AND CHARGES WERE DEDUCTED, THE PERFORMANCE SHOWN WOULD BE SIGNIFICANTLY LOWER.

With respect to performance reporting it is important to remember that past performance does not guarantee future results. Current performance may be higher or lower than the performance shown and actual investment returns and principal values will fluctuate so that shares and/or units, at redemption, may be worth more or less than their original cost.

Performance history of the sub-accounts of the variable account and the corresponding funds is measured by comparing the value at the beginning of the period to the value at the end of the period. Performance is usually calculated for periods of one month, three months, year-to-date, one year, three years, five years, ten years (if the fund has been in existence for these periods) and since the inception date of the fund (if the fund has been in existence for less than ten years). We may provide performance information showing average annual total returns for periods prior to the date a sub-account commenced operation. We will calculate such performance information based on the assumption that the sub-accounts were in existence for the same periods as those indicated for the funds, with the level of charges at the variable account level that were in effect at the inception of the sub-accounts. Performance information will be specific to the class of fund shares offered through the policy, however, for periods prior to the date a class of fund shares commenced operations, performance information may be based on a different class of shares of the same fund. In this case, performance for the periods prior to the date a class of fund shares commenced operations will be adjusted by the fund fees and expenses associated with the class of fund shares offered through the policy.

We may compare performance of the sub-accounts and/or the funds as reported from time to time in advertisements and sales literature to other variable life insurance issuers in general; to the performance of particular types of variable life insurance policies investing in mutual funds; or to investment series of mutual funds with investment objectives similar to each of the sub-accounts, whose performance is reported by Lipper Analytical Services, Inc. ("Lipper") and Morningstar. Inc. ("Morningstar") or reported by other series, companies, individuals or other industry or financial publications of general interest, such as *Forbes, Money, The Wall Street Journal, Business Week, Barron's, Kiplinger's and Fortune*. Lipper and Morningstar are independent services which monitor and rank the performances of variable life insurance issuers in each of the major categories of investment objectives on an industry-wide basis.

Lipper's and Morningstar's rankings include variable annuity issuers as well as variable life insurance issuers. The performance analysis prepared by Lipper and Morningstar ranks such issuers on the basis of total return, assuming reinvestment of distributions, but does not take sales charges, redemption fees or certain expense deductions at the separate account level into consideration. We may also compare the performance of each sub-account in advertising and sales literature to the Standard & Poor's Index of 500 common stocks and the Dow Jones Industrials, which are widely used measures of stock market performance. We may also compare the performance of each sub-account to other widely recognized indices. Unmanaged indices may assume the reinvestment of dividends, but typically do not reflect any "deduction" for the expense of operating or managing an investment portfolio.

To help you better understand how your policy's death benefits, policy value and surrender value will vary over time under different sets of assumptions, we encourage you to obtain a personalized illustration. Personalized illustrations will assume deductions for fund expenses and policy and variable account charges. We will base these illustrations on the age and risk classification of the insured person and other factors such as the amount of insurance coverage, death benefit option, premiums and rates of return (within limits) you specify. These personalized illustrations will be based on either a hypothetical investment return of the funds of 0% and other percentages not to exceed 12% or on the actual historical experience of the funds as if the sub-accounts had been in existence and a policy issued for the same periods as those indicated for the funds. Subject to regulatory approval, personalized illustrations may be based upon a weighted average of fund expenses rather than an arithmetic average. A personalized illustration is available upon request by contacting our customer service center at P.O. Box 5011, 2000 21st Avenue NY, Minot, ND 58703 or by calling 1-877-253-5050.

EXPERTS

The statement of assets and liabilities of the ReliaStar Life Insurance Company of New York Variable Life Separate Account I as of December 31, 2003, and the related statement of operations for the year then ended, and the statements of changes in net assets for each of the two years in the period then ended, and the financial statements of ReliaStar Life Insurance Company of New York as of December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, appearing in this Statement of Additional Information, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance on such reports given on the authority of such firm as experts in accounting and auditing.

FINANCIAL STATEMENTS

The financial statements of the variable account reflect the operations of the variable account as of and for the year ended December 31, 2003,and have been audited by Ernst & Young LLP, independent auditors.

The financial statements of the company as of December 31, 2003 and 2002, and for the three years in the period ended December 31, 2003, have been audited by Ernst & Young LLP, independent auditors. The financial statements of the company should be distinguished from the financial statements of the variable account and should be considered only as bearing upon the ability of the company to meet its obligations under the policies. They should not be considered as bearing on the investment performance of the assets held in the variable account. The financial statements of the company as of December 31, 2003 and 2002, and for the three years in the period ended December 31, 2003, have been prepared on the basis of accounting principles generally accepted in the United States.

The primary business address of Ernst & Young LLP is Suite 2800, 600 Peachtree Street, Atlanta, GA 30308-2215.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Financial Statements
Year ended December 31, 2003

Contents

Report of Independent Auditors

The Board of Directors and Participants
ReliaStar Life Insurance Company of New York

We have audited the accompanying statements of assets and liabilities of ReliaStar Life Insurance Company of New York Variable Life Separate Account I (the "Account") as of December 31, 2003, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. The Account is comprised of the following Divisions:

AIM Variable Insurance Funds:
  AIM VI Dent Demographic Trends
The Alger American Fund:
  Alger American Growth Portfolio
  Alger American Leveraged AllCap Portfolio
  Alger American MidCap Growth Portfolio
  Alger American Small Capitalization Portfolio
American Funds Insurance Series:
  American Funds Growth Fund - Class 2
  American Funds Growth Income Fund - Class 2
  American Funds International Fund - Class 2
Fidelity® Variable Insurance Products Fund:
  Fidelity® VIP Contrafund® Portfolio - Initial Class
  Fidelity® VIP Equity-Income Portfolio - Initial Class
  Fidelity® VIP Growth Portfolio - Initial Class
  Fidelity® VIP High Income Portfolio - Income Class
  Fidelity® VIP High Income SC2 Portfolio - Initial Class
  Fidelity® VIP Index 500 Portfolio - Initial Class
  Fidelity® VIP Investment Grade Bond Portfolio - Initial Class
  Fidelity® VIP Money Market Portfolio - Initial Class

ING Investors Trust:
  ING Limited Maturity Bond Portfolio - Service Class
  ING MFS Mid-Cap Growth Portfolio - Service Class
  ING MFS Total Return Portfolio - Institutional Class
  ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class
  ING Van Kampen Real Estate Portfolio - Institutional Class
ING Income Shares:
  ING VP Bond Portfolio-Class R
ING Partners Inc:
  ING UBS Tactical Asset Allocation Portfolio - Initial Class
  ING Van Kampen Comstock Portfolio - Initial Class
ING Variable Portfolios Inc:
  ING VP Index Plus LargeCap Portfolio - Class R
  ING VP Index Plus Mid Cap Portfolio - Class R
  ING VP Index Plus SmallCap Portfolio - Class R

ING Variable Products Trust:
  ING VP Disciplined LargeCap Portfolio
  ING VP Growth Opportunities Portfolio - Class R
  ING VP Growth + Value Portfolio
  ING VP High Yield Bond Portfolio
  ING VP International Value Portfolio - Class R
  ING VP MagnaCap Portfolio - Class R
  ING VP MidCap Opportunities Portfolio - Class R
  ING VP SmallCap Opportunities Portfolio - Class R
Janus Aspen Series:
  Janus Aspen Growth Portfolio - Institutional Shares
  Janus Aspen International Growth Portfolio -
    Institutional Shares
  Janus Aspen Mid Cap Growth Portfolio - Institutional
    Shares
  Janus Aspen Worldwide Growth Portfolio -
    Institutional Shares
Neuberger Berman Advisors Management Trust:
  Neuberger Berman AMT Limited Maturity Bond
    Portfolio
  Neuberger Berman AMT Partners Portfolio
  Neuberger Berman AMT Socially Responsive
    Portfolio

PIMCO Accumulation Trust:
  OpCap Equity Portfolio
  OpCap Global Equity Portfolio
  OpCap Managed Portfolio
  OpCap Small Cap Portfolio
Pioneer Variable Contracts Trust:
  Pioneer Mid Cap Value VCT Portfolio - Class I
  Pioneer Small Cap Value VCT Portfolio - Class I
Putnam Variable Trust:
  Putnam VT Diversified Income Fund - Class IA
    Shares
  Putnam VT Growth and Income Fund - Class IA
    Shares
  Putnam VT New Opportunities Fund - Class IA
    Shares
  Putnam VT Small Cap Value Fund - Class IA Shares
  Putnam VT Voyager Fund - Class IA Shares

We conducted our audits in accordance with auditing standards generally accepted in the United States.   Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.   An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2003, by correspondence with the transfer agents.   An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.   We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the Divisions comprising the ReliaStar Life Insurance Company of New York Variable Life Separate Account I at December 31, 2003, and the results of their operations and changes in their net assets for the periods disclosed in the financial statements, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 15, 2003

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Statements of Assets and Liabilities
December 31, 2003
(Dollars in thousands except for unit data)

	AIM VI Dent Demographic Trends	Alger American Growth	Alger American Leveraged AllCap	Alger American MidCap Growth	Alger American Small Capitalization
Assets					
Investments in mutual funds at fair value	$ 18	$ 1,435	$ 136	$ 569	$ 468
Total assets	18	1,435	136	569	468
Net assets	$ 18	$ 1,435	$ 136	$ 569	$ 468
Number of units outstanding	3,509.272	108,064 007	24,118 787	31,716 719	52,021 203
Value per unit	$ 5.00	$ 13 28	$ 5 65	$ 17 94	$ 8 99
Total number of mutual fund shares	3,368	43,109	4,851	30,924	26,909
Cost of mutual fund shares	$ 17	$ 1,550	$ 121	$ 426	$ 457

The accompanying notes are an integral part of these financial statements.

S-4

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Statements of Assets and Liabilities
December 31, 2003
(Dollars in thousands, except for unit data)

	American Funds Growth	American Funds Growth Income	American Funds International	Fidelity® VIP Contrafund®	Fidelity® VIP Equity-Income
Assets					
Investments in mutual funds at fair value	$ 28	$ -	$ -	$ 1,613	$ 875
Total assets	28	-	-	1,613	875
Net assets	$ 28	$ -	$ -	$ 1,613	$ 875
Number of units outstanding	2,239.110	18.087	18.515	56,903.751	31,346.855
Value per unit	$ 12.60	$ 12.65	$ 13.55	$ 28.35	$ 27.91
Total number of mutual fund shares	620	7	19	69,746	37,743
Cost of mutual fund shares	$ 27	$ -	$ -	$ 1,375	$ 755

The accompanying notes are an integral part of these financial statements.

S-5

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Statements of Assets and Liabilities
December 31, 2003
(Dollars in thousands, except for unit data)

	Fidelity® VIP Growth	Fidelity® VIP High Income	Fidelity® VIP High Income SC2	Fidelity® VIP Index 500	Fidelity® VIP Investment Grade Bond
Assets					
Investments in mutual funds at fair value	$ 566	$ 135	$ -	$ 2,807	$ 1,556
Total assets	566	135	-	2,807	1,556
Net assets	$ 566	$ 135	$ -	$ 2,807	$ 1,556
Number of units outstanding	22,645.534	9,155.214	-	101,140.590	81,361.047
Value per unit	$ 25.00	$ 14.73	$ -	$ 27.75	$ 19.13
Total number of mutual fund shares	18,239	19,404	-	22,252	114,025
Cost of mutual fund shares	$ 589	$ 116	$ -	$ 2,577	$ 1,491

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Statements of Assets and Liabilities
December 31, 2003
(Dollars in thousands, except for unit data)

	Fidelity® VIP Money Market	ING Limited Maturity Bond	ING MFS Mid-Cap Growth	ING MFS Total Return	ING T. Rowe Price Capital Appreciation
Assets					
Investments in mutual funds at fair value	$ 1,811	$ 1	$ 44	$ -	$ 1,023
Total assets	1,811	1	44	-	1,023
Net assets	$ 1,811	$ 1	$ 44	$ -	$ 1,023
Number of units outstanding	116,916.707	125.722	7,893.687	23.011	79,643.599
Value per unit	$ 15.49	$ 10.13	$ 5.57	$ 11.40	$ 12.84
Total number of mutual fund shares	1,811,040	109	4,353	15	47,898
Cost of mutual fund shares	$ 1,811	$ 1	$ 35	$ -	$ 908

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Statements of Assets and Liabilities
December 31, 2003
(Dollars in thousands, except for unit data)

	ING Van Kampen Real Estate	ING VP Bond	ING UBS Tactical Asset Allocation	ING Van Kampen Comstock	ING VP Index Plus Large Cap
Assets					
Investments in mutual funds at fair value	$ 1	$ 16	$ 19	$ 12	$ 10
Total assets	1	16	19	12	10
Net assets	$ 1	$ 16	$ 19	$ 12	$ 10
Number of units outstanding	45.357	1,418.087	1,790.402	1,101.238	936.258
Value per unit	$ 12.98	$ 11.43	$ 10.36	$ 10.91	$ 10.40
Total number of mutual fund shares	29	1,145	611	1,133	719
Cost of mutual fund shares	$ 1	$ 16	$ 15	$ 10	$ 9

The accompanying notes are an integral part of these financial statements.

S-8

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Statements of Assets and Liabilities
December 31, 2003
(Dollars in thousands, except for unit data)

	ING VP Index Plus Mid Cap	ING VP Index Plus Small Cap	ING VP Disciplined LargeCap	ING VP Growth Opportunities	ING VP Growth + Value
Assets					
Investments in mutual funds at fair value	$ 10	$ 9	$ 13	$ 90	$ 533
Total assets	10	9	13	90	533
Net assets	$ 10	$ 9	$ 13	$ 90	$ 533
Number of units outstanding	926.423	845.370	1,110.796	18,025.666	41,816.882
Value per unit	$ 10.82	$ 10.74	$ 11.57	$ 5.00	$ 12.74
Total number of mutual fund shares	641	671	3,521	18,062	39,201
Cost of mutual fund shares	$ 8	$ 7	$ 12	$ 77	$ 617

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Statements of Assets and Liabilities
December 31, 2003
(Dollars in thousands, except for unit data)

	ING VP High Yield Bond	ING VP International Value	ING VP Magna Cap	ING VP Mid Cap Opportunities	ING VP Small Cap Opportunities
Assets					
Investments in mutual funds at fair value	$ 77	$ 576	$ 61	$ 51	$ 453
Total assets	77	576	61	51	453
Net assets	$ 77	$ 576	$ 61	$ 51	$ 453
Number of units outstanding	7,376.240	32,347.532	6,613.655	8,253.471	17,830.250
Value per unit	$ 10.46	$ 17.82	$ 9.21	$ 6.16	$ 25.38
Total number of mutual fund shares	24,588	52,355	6,891	8,267	30,659
Cost of mutual fund shares	$ 75	$ 491	$ 52	$ 43	$ 549

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Statements of Assets and Liabilities
December 31, 2003
(Dollars in thousands, except for unit data)

	Janus Aspen Growth	Janus Aspen International Growth	Janus Aspen Mid Cap Growth	Janus Aspen Worldwide Growth	Neuberger Berman AMT Limited Maturity Bond
Assets					
Investments in mutual funds at fair value	$ 664	$ 354	$ 815	$ 762	$ 259
Total assets	664	354	815	762	259
Net assets	$ 664	$ 354	$ 815	$ 762	$ 259
Number of units outstanding	53,591.271	26,603.634	61,128.790	60,449.402	19,038.854
Value per unit	$ 12.39	$ 13.32	$ 13.33	$ 12.60	$ 13.61
Total number of mutual fund shares	34,529	15,367	38,077	29,499	19,630
Cost of mutual fund shares	$ 709	$ 355	$ 976	$ 788	$ 262

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Statements of Assets and Liabilities
December 31, 2003
(Dollars in thousands, except for unit data)

	Neuberger Berman AMT Partners	Neuberger Berman AMT Socially Responsive	OpCap Equity	OpCap Global Equity	OpCap Managed
Assets					
Investments in mutual funds at fair value	$ 433	$ 26	$ 168	$ 126	$ 235
Total assets	433	26	168	126	235
Net assets	$ 433	$ 26	$ 168	$ 126	$ 235
Number of units outstanding	37,360.524	2,224.628	13,200.696	9,428.756	19,447.438
Value per unit	$ 11.59	$ 11.69	$ 12.74	$ 13.38	$ 12.09
Total number of mutual fund shares	28,117	2,106	5,181	8,979	6,009
Cost of mutual fund shares	$ 401	$ 21	$ 137	$ 122	$ 203

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Statements of Assets and Liabilities
December 31, 2003
(Dollars in thousands, except for unit data)

	OpCap Small Cap	Pioneer Mid Cap Value VCT	Pioneer Small Cap Value VCT	Putnam VT Diversified Income	Putnam VT Growth and Income
Assets					
Investments in mutual funds at fair value	$ 313	$ 8	$ 3	$ 26	$ 474
Total assets	313	8	3	26	474
Net assets	$ 313	$ 8	$ 3	$ 26	$ 474
Number of units outstanding	19,599.659	663.779	243.466	1,470.684	18,543.608
Value per unit	$ 15.99	$ 11.52	$ 10.31	$ 17.70	$ 25.56
Total number of mutual fund shares	10,215	374	201	2,793	20,264
Cost of mutual fund shares	$ 247	$ 6	$ 2	$ 27	$ 441

The accompanying notes are an integral part of these financial statements.

S-13

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Statements of Assets and Liabilities
December 31, 2003
(Dollars in thousands, except for unit data)

	Putnam VT New Opportunities	Putnam VT Small Cap Value	Putnam VT Voyager
Assets			
Investments in mutual funds at fair value	$ 159	$ 113	$ 987
Total assets	159	113	987
Net assets	$ 159	$ 113	$ 987
Number of units outstanding	8,607.076	8,322.660	40,898.928
Value per unit	$ 18.45	$ 13.53	$ 24.13
Total number of mutual fund shares	10,298	6,177	37,812
Cost of mutual fund shares	$ 160	$ 80	$ 1,157

The accompanying notes are an integral part of these financial statements.

S-14

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Statements of Operations
December 31, 2003
(Dollars in thousands)

	AIM VI Dent Demographic Trends	Alger American Growth	Alger American Leveraged AllCap	Alger American MidCap Growth	Alger American Small Capitalization
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ -	$ -	$ -
Total investment income	-	-	-	-	-
Expenses:					
Mortality and expense risk and other charges	-	7	1	3	2
Total expenses	-	7	1	3	2
Net investment income (loss)	-	(7)	(1)	(3)	(2)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(2)	(207)	(7)	(57)	(62)
Capital gains distributions	-	-	-	-	-
Net realized gain (loss) on investments and capital gains distributions	(2)	(207)	(7)	(57)	(62)
Net unrealized appreciation (depreciation) of investments	7	587	38	298	185
Net increase (decrease) in net assets resulting from operations	$ 5	$ 373	$ 30	$ 238	$ 121

The accompanying notes are an integral part of these financial statements.

S-15

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Statements of Operations
December 31, 2003
(Dollars in thousands)

	American Funds Growth	American Funds Growth Income	American Funds International	Fidelity® VIP Contrafund®	Fidelity® VIP Equity-Income
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ -	$ 6	$ 13
Total investment income	-	-	-	6	13
Expenses:					
Mortality and expense risk and other charges	-	-	-	7	4
Total expenses	-	-	-	7	4
Net investment income (loss)	-	-	-	(1)	9
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	-	-	(150)	(75)
Capital gains distributions	-	-	-	-	-
Net realized gain (loss) on investments and capital gains distributions	-	-	-	(150)	(75)
Net unrealized appreciation (depreciation) of investments	1	-	-	448	264
Net increase (decrease) in net assets resulting from operations	$ 1	$ -	$ -	$ 297	$ 198

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Statements of Operations
December 31, 2003
(Dollars in thousands)

	Fidelity® VIP Growth	Fidelity® VIP High Income	Fidelity® VIP High Income SC2	Fidelity® VIP Index 500	Fidelity® VIP Investment Grade Bond
Net investment income (loss)					
Income:					
Dividends	$ 1	$ 7	$ -	$ 28	$ 30
Total investment income	1	7	-	28	30
Expenses:					
Mortality and expense risk and other charges	3	1	-	13	8
Total expenses	3	1	-	13	8
Net investment income (loss)	(2)	6	-	15	22
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(56)	(4)	-	(154)	11
Capital gains distributions	-	-	-	-	11
Net realized gain (loss) on investments and capital gains distributions	(56)	(4)	-	(154)	22
Net unrealized appreciation (depreciation) of investments	185	24	-	706	3
Net increase (decrease) in net assets resulting from operations	$ 127	$ 26	$ -	$ 567	$ 47

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Statements of Operations
December 31, 2003
(Dollars in thousands)

	Fidelity® VIP Money Market	ING Limited Maturity Bond	ING MFS Mid-Cap Growth	ING MFS Total Return	ING T. Rowe Price Capital Appreciation
Net investment income (loss)					
Income:					
Dividends	$ 19	$ -	$ -	$ -	$ 5
Total investment income	19	-	-	-	5
Expenses:					
Mortality and expense risk and other charges	11	-	-	-	3
Total expenses	11	-	-	-	3
Net investment income (loss)	8	-	-	-	2
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	-	1	-	24
Capital gains distributions	-	-	-	-	1
Net realized gain (loss) on investments and capital gains distributions	-	-	1	-	25
Net unrealized appreciation (depreciation) of investments	-	-	9	-	119
Net increase (decrease) in net assets resulting from operations	$ 8	$ -	$ 10	$ -	$ 146

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Statements of Operations
December 31, 2003
(Dollars in thousands)

	ING Van Kampen Real Estate	ING VP Bond	ING UBS Tactical Asset Allocation	ING Van Kampen Comstock	ING VP Index Plus Large Cap
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ -	$ -	$ -
Total investment income	-	-	-	-	-
Expenses:					
Mortality and expense risk and other charges	-	-	-	-	-
Total expenses	-	-	-	-	-
Net investment income (loss)	-	-	-	-	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	-	-	-	-
Capital gains distributions	-	-	-	-	-
Net realized gain (loss) on investments and capital gains distributions	-	-	-	-	-
Net unrealized appreciation (depreciation) of investments	-	1	4	2	1
Net increase (decrease) in net assets resulting from operations	$ -	$ 1	$ 4	$ 2	$ 1

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Statements of Operations
December 31, 2003
(Dollars in thousands)

	ING VP Index Plus Mid Cap	ING VP Index Plus Small Cap	ING VP Disciplined LargeCap	ING VP Growth Opportunities	ING VP Growth + Value
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ -	$ -	$ -
Total investment income	-	-	-	-	-
Expenses:					
Mortality and expense risk and other charges	-	-	-	-	3
Total expenses	-	-	-	-	3
Net investment income (loss)	-	-	-	-	(3)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	-	-	(7)	(133)
Capital gains distributions	-	-	-	-	-
Net realized gain (loss) on investments and capital gains distributions	-	-	-	(7)	(133)
Net unrealized appreciation (depreciation) of investments	2	2	3	24	284
Net increase (decrease) in net assets resulting from operations	$ 2	$ 2	$ 3	$ 17	$ 148

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Statements of Operations
December 31, 2003
(Dollars in thousands)

	ING VP High Yield Bond	ING VP International Value	ING VP Magna Cap	ING VP Mid Cap Opportunities	ING VP Small Cap Opportunities
Net investment income (loss)					
Income:					
Dividends	$ 5	$ 5	$ -	$ -	$ -
Total investment income	5	5	-	-	-
Expenses:					
Mortality and expense risk and other charges	-	2	-	-	2
Total expenses	-	2	-	-	2
Net investment income (loss)	5	3	-	-	(2)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(1)	(17)	(2)	(2)	(109)
Capital gains distributions	-	-	-	-	-
Net realized gain (loss) on investments and capital gains distributions	(1)	(17)	(2)	(2)	(109)
Net unrealized appreciation (depreciation) of investments	8	124	13	12	239
Net increase (decrease) in net assets resulting from operations	$ 12	$ 110	$ 11	$ 10	$ 128

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Statements of Operations
December 31, 2003
(Dollars in thousands)

	Janus Aspen Growth	Janus Aspen International Growth	Janus Aspen Mid Cap Growth	Janus Aspen Worldwide Growth	Neuberger Berman AMT Limited Maturity Bond
Net investment income (loss)					
Income:					
Dividends	$ 1	$ 3	$ -	$ 7	$ 11
Total investment income	1	3	-	7	11
Expenses:					
Mortality and expense risk and other charges	3	2	4	4	1
Total expenses	3	2	4	4	1
Net investment income (loss)	(2)	1	(4)	3	10
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(95)	(21)	(191)	(166)	-
Capital gains distributions	-	-	-	-	-
Net realized gain (loss) on investments and capital gains distributions	(95)	(21)	(191)	(166)	-
Net unrealized appreciation (depreciation) of investments	257	105	402	307	(6)
Net increase (decrease) in net assets resulting from operations	$ 160	$ 85	$ 207	$ 144	$ 4

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Statements of Operations
December 31, 2003
(Dollars in thousands)

	Neuberger Berman AMT Partners	Neuberger Berman AMT Socially Responsive	OpCap Equity	OpCap Global Equity	OpCap Managed
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ 2	$ 1	$ 2
Total investment income	-	-	2	1	2
Expenses:					
Mortality and expense risk and other charges	2	-	1	1	1
Total expenses	2	-	1	1	1
Net investment income (loss)	(2)	-	1	-	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(54)	-	(7)	(13)	(6)
Capital gains distributions	-	-	-	-	-
Net realized gain (loss) on investments and capital gains distributions	(54)	-	(7)	(13)	(6)
Net unrealized appreciation (depreciation) of investments	170	7	40	40	46
Net increase (decrease) in net assets resulting from operations	$ 114	$ 7	$ 34	$ 27	$ 41

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Statements of Operations
December 31, 2003
(Dollars in thousands)

	OpCap Small Cap	Pioneer Mid Cap Value VCT	Pioneer Small Cap Value VCT	Putnam VT Diversified Income	Putnam VT Growth and Income
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ -	$ 2	$ 9
Total investment income	-	-	-	2	9
Expenses:					
Mortality and expense risk and other charges	1	-	-	-	2
Total expenses	1	-	-	-	2
Net investment income (loss)	(1)	-	-	2	7
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(9)	-	-	-	(47)
Capital gains distributions	-	-	-	-	-
Net realized gain (loss) on investments and capital gains distributions	(9)	-	-	-	(47)
Net unrealized appreciation (depreciation) of investments	96	2	1	3	141
Net increase (decrease) in net assets resulting from operations	$ 86	$ 2	$ 1	$ 5	$ 101

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Statements of Operations
December 31, 2003
(Dollars in thousands)

	Putnam VT New Opportunities	Putnam VT Small Cap Value	Putnam VT Voyager
Net investment income (loss)			
Income:			
Dividends	$ -	$ -	$ 6
Total investment income	-	-	6
Expenses:			
Mortality and expense risk and other charges	1	-	5
Total expenses	1	-	5
Net investment income (loss)	(1)	-	1
Realized and unrealized gain (loss) on investments			
Net realized gain (loss) on investments	(27)	-	(193)
Capital gains distributions	-	-	-
Net realized gain (loss) on investments and capital gains distributions	(27)	-	(193)
Net unrealized appreciation (depreciation) of investments	65	33	391
Net increase (decrease) in net assets resulting from operations	$ 37	$ 33	$ 199

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Statements of Changes in Net Assets
December 31, 2003
(Dollars in thousands)

	AIM VI Dent Demographic Trends	Alger American Growth	Alger American Leveraged AllCap	Alger American MidCap Growth
Net assets at January 1, 2002	$ 20	$ 1,209	$ 67	$ 339
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(7)	-	(3)
Net realized gain (loss) on investments				
and capital gains distributions	(8)	(180)	(9)	(52)
Net unrealized appreciation (depreciation) of investments	1	(301)	(21)	(94)
Net increase (decrease) in net assets from operations	(7)	(488)	(30)	(149)
Changes from principal transactions:				
Net premiums	6	484	41	193
Surrenders and other withdrawals	(2)	(32)	(6)	(15)
Annuity benefits	-	-	-	-
Death benefits	-	-	-	(4)
Transfers between Divisions (including fixed account), net	(5)	51	18	203
Policy loans	-	(9)	(7)	-
Contract charges	(3)	(172)	(14)	(64)
Increase (decrease) in net assets derived from				
principal transactions	(4)	322	32	313
Total increase (decrease)	(11)	(166)	2	164
Net assets at December 31, 2002	9	1,043	69	503
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(7)	(1)	(3)
Net realized gain (loss) on investments				
and capital gains distributions	(2)	(207)	(7)	(57)
Net unrealized appreciation (depreciation) of investments	7	587	38	298
Net increase (decrease) in net assets from operations	5	373	30	238
Changes from principal transactions:				
Net premiums	8	382	42	197
Surrenders and other withdrawals	-	(82)	(4)	(37)
Transfers between Divisions (including fixed account), net	(1)	(120)	12	(267)
Policy loans	-	(9)	-	(2)
Contract charges	(3)	(152)	(13)	(63)
Increase (decrease) in net assets derived from				
principal transactions	4	19	37	(172)
Total increase (decrease)	9	392	67	66
Net assets at December 31, 2003	$ 18	$ 1,435	$ 136	$ 569

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Statements of Changes in Net Assets
December 31, 2003
(Dollars in thousands)

	Alger American Small Capitalization	American Funds Growth	American Funds Growth Income	American Funds International
Net assets at January 1, 2002	$ 267	$ -	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	-	-	-
Net realized gain (loss) on investments				
and capital gains distributions	(27)	-	-	-
Net unrealized appreciation (depreciation) of investments	(54)	-	-	-
Net increase (decrease) in net assets from operations	(83)	-	-	-
Changes from principal transactions:				
Net premiums	123	-	-	-
Surrenders and other withdrawals	(3)	-	-	-
Annuity benefits	-	-	-	-
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	4	-	-	-
Policy loans	(12)	-	-	-
Contract charges	(33)	-	-	-
Increase (decrease) in net assets derived from				
principal transactions	79	-	-	-
Total increase (decrease)	(4)	-	-	-
Net assets at December 31, 2002	263	-	-	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	-	-	-
Net realized gain (loss) on investments				
and capital gains distributions	(62)	-	-	-
Net unrealized appreciation (depreciation) of investments	185	1	-	-
Net increase (decrease) in net assets from operations	121	1	-	-
Changes from principal transactions:				
Net premiums	111	5	-	-
Surrenders and other withdrawals	(11)	-	-	-
Transfers between Divisions (including fixed account), net	19	25	-	-
Policy loans	-	-	-	-
Contract charges	(35)	(3)	-	-
Increase (decrease) in net assets derived from				
principal transactions	84	27	-	-
Total increase (decrease)	205	28	-	-
Net assets at December 31, 2003	$ 468	$ 28	$ -	$ -

The accompanying notes are an integral part of these financial statements.

S-27

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Statements of Changes in Net Assets
December 31, 2003
(Dollars in thousands)

	Fidelity® VIP Contrafund®	Fidelity® VIP Equity-Income	Fidelity® VIP Growth	Fidelity® VIP High Income
Net assets at January 1, 2002	$ 804	$ 606	$ 433	$ 64
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	6	(2)	6
Net realized gain (loss) on investments				
and capital gains distributions	(34)	(38)	(82)	(9)
Net unrealized appreciation (depreciation) of investments	(67)	(103)	(76)	5
Net increase (decrease) in net assets from operations	(101)	(135)	(160)	2
Changes from principal transactions:				
Net premiums	443	237	198	25
Surrenders and other withdrawals	(17)	(24)	(11)	(7)
Annuity benefits	-	(4)	-	-
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	148	61	(45)	16
Policy loans	(20)	(17)	(3)	(2)
Contract charges	(97)	(78)	(57)	(11)
Increase (decrease) in net assets derived from				
principal transactions	457	175	82	21
Total increase (decrease)	356	40	(78)	23
Net assets at December 31, 2002	1,160	646	355	87
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	9	(2)	6
Net realized gain (loss) on investments				
and capital gains distributions	(150)	(75)	(56)	(4)
Net unrealized appreciation (depreciation) of investments	448	264	185	24
Net increase (decrease) in net assets from operations	297	198	127	26
Changes from principal transactions:				
Net premiums	297	177	148	27
Surrenders and other withdrawals	(21)	(40)	(27)	(10)
Transfers between Divisions (including fixed account), net	(10)	(23)	15	20
Policy loans	(6)	(4)	(1)	(2)
Contract charges	(104)	(79)	(51)	(13)
Increase (decrease) in net assets derived from				
principal transactions	156	31	84	22
Total increase (decrease)	453	229	211	48
Net assets at December 31, 2003	$ 1,613	$ 875	$ 566	$ 135

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Statements of Changes in Net Assets
December 31, 2003
(Dollars in thousands)

	Fidelity® VIP High Income SC2	Fidelity® VIP Index 500	Fidelity® VIP Investment Grade Bond	Fidelity® VIP Money Market
Net assets at January 1, 2002	$ -	$ 2,523	$ 618	$ 1,576
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	16	21	17
Net realized gain (loss) on investments				
and capital gains distributions	-	(352)	4	-
Net unrealized appreciation (depreciation) of investments	-	(262)	38	-
Net increase (decrease) in net assets from operations	-	(598)	63	17
Changes from principal transactions:				
Net premiums	-	720	104	1,474
Surrenders and other withdrawals	-	(51)	(9)	(186)
Annuity benefits	-	-	-	-
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	-	(544)	84	(835)
Policy loans	-	(28)	-	6
Contract charges	-	(323)	(89)	(189)
Increase (decrease) in net assets derived from				
principal transactions	-	(226)	90	270
Total increase (decrease)	-	(824)	153	287
Net assets at December 31, 2002	-	1,699	771	1,863
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	15	22	8
Net realized gain (loss) on investments				
and capital gains distributions	-	(154)	22	-
Net unrealized appreciation (depreciation) of investments	-	706	3	-
Net increase (decrease) in net assets from operations	-	567	47	8
Changes from principal transactions:				
Net premiums	1	614	208	803
Surrenders and other withdrawals	(1)	(82)	(24)	(137)
Transfers between Divisions (including fixed account), net	-	253	668	(540)
Policy loans	-	(9)	(2)	(1)
Contract charges	-	(235)	(112)	(185)
Increase (decrease) in net assets derived from				
principal transactions	-	541	738	(60)
Total increase (decrease)	-	1,108	785	(52)
Net assets at December 31, 2003	$ -	$ 2,807	$ 1,556	$ 1,811

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Statements of Changes in Net Assets
December 31, 2003
(Dollars in thousands)

	ING Limited Maturity Bond	ING MFS Mid-Cap Growth	ING MFS Total Return	ING T. Rowe Price Capital Appreciation
Net assets at January 1, 2002	$ -	$ -	$ -	$ 13
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	-	9
Net realized gain (loss) on investments				
and capital gains distributions	-	(17)	-	(2)
Net unrealized appreciation (depreciation) of investments	-	-	-	(4)
Net increase (decrease) in net assets from operations	-	(17)	-	3
Changes from principal transactions:				
Net premiums	-	18	-	114
Surrenders and other withdrawals	-	-	-	-
Annuity benefits	-	-	-	-
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	-	19	-	284
Policy loans	-	-	-	-
Contract charges	-	(7)	-	(22)
Increase (decrease) in net assets derived from				
principal transactions	-	30	-	376
Total increase (decrease)	-	13	-	379
Net assets at December 31, 2002	-	13	-	392
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	-	2
Net realized gain (loss) on investments				
and capital gains distributions	-	1	-	25
Net unrealized appreciation (depreciation) of investments	-	9	-	119
Net increase (decrease) in net assets from operations	-	10	-	146
Changes from principal transactions:				
Net premiums	-	4	-	231
Surrenders and other withdrawals	-	-	-	(1)
Transfers between Divisions (including fixed account), net	1	19	-	317
Policy loans	-	-	-	-
Contract charges	-	(2)	-	(62)
Increase (decrease) in net assets derived from				
principal transactions	1	21	-	485
Total increase (decrease)	1	31	-	631
Net assets at December 31, 2003	$ 1	$ 44	$ -	$ 1,023

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Statements of Changes in Net Assets
December 31, 2003
(Dollars in thousands)

	ING Van Kampen Real Estate	ING VP Bond	ING UBS Tactical Asset Allocation	ING Van Kampen Comstock
Net assets at January 1, 2002	$ -	$ -	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	-	-
Net realized gain (loss) on investments and capital gains distributions	-	-	-	-
Net unrealized appreciation (depreciation) of investments	-	-	-	-
Net increase (decrease) in net assets from operations	-	-	-	-
Changes from principal transactions:				
Net premiums	-	-	-	1
Surrenders and other withdrawals	-	-	-	-
Annuity benefits	-	-	-	-
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	-	13	3	-
Policy loans	-	-	-	-
Contract charges	-	-	-	-
Increase (decrease) in net assets derived from principal transactions	-	13	3	1
Total increase (decrease)	-	13	3	1
Net assets at December 31, 2002	-	13	3	1
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	-	-
Net realized gain (loss) on investments and capital gains distributions	-	-	-	-
Net unrealized appreciation (depreciation) of investments	-	1	4	2
Net increase (decrease) in net assets from operations	-	1	4	2
Changes from principal transactions:				
Net premiums	1	3	-	5
Surrenders and other withdrawals	-	-	-	-
Transfers between Divisions (including fixed account), net	-	-	12	6
Policy loans	-	-	-	-
Contract charges	-	(1)	-	(2)
Increase (decrease) in net assets derived from principal transactions	1	2	12	9
Total increase (decrease)	1	3	16	11
Net assets at December 31, 2003	$ 1	$ 16	$ 19	$ 12

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Statements of Changes in Net Assets
December 31, 2003
(Dollars in thousands)

	ING VP Index Plus Large Cap	ING VP Index Plus Mid Cap	ING VP Index Plus Small Cap	ING VP Disciplined LargeCap
Net assets at January 1, 2002	$ -	$ -	$ -	$ 5
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	-	-
Net realized gain (loss) on investments and capital gains distributions	-	-	(1)	(1)
Net unrealized appreciation (depreciation) of investments	-	-	-	(1)
Net increase (decrease) in net assets from operations	-	-	(1)	(2)
Changes from principal transactions:				
Net premiums	-	-	1	3
Surrenders and other withdrawals	-	-	-	-
Annuity benefits	-	-	-	-
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	1	-	-	2
Policy loans	-	-	-	-
Contract charges	-	-	-	-
Increase (decrease) in net assets derived from principal transactions	1	-	1	5
Total increase (decrease)	1	-	-	3
Net assets at December 31, 2002	1	-	-	8
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	-	-
Net realized gain (loss) on investments and capital gains distributions	-	-	-	-
Net unrealized appreciation (depreciation) of investments	1	2	2	3
Net increase (decrease) in net assets from operations	1	2	2	3
Changes from principal transactions:				
Net premiums	9	8	7	3
Surrenders and other withdrawals	-	-	-	-
Transfers between Divisions (including fixed account), net	-	1	-	-
Policy loans	-	-	-	-
Contract charges	(1)	(1)	-	(1)
Increase (decrease) in net assets derived from principal transactions	8	8	7	2
Total increase (decrease)	9	10	9	5
Net assets at December 31, 2003	$ 10	$ 10	$ 9	$ 13

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Statements of Changes in Net Assets
December 31, 2003
(Dollars in thousands)

	ING VP Growth Opportunities	ING VP Growth + Value	ING VP High Yield Bond	ING VP International Value
Net assets at January 1, 2002	$ 30	$ 606	$ 28	$ 126
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(3)	6	1
Net realized gain (loss) on investments				
and capital gains distributions	(6)	(175)	(1)	(14)
Net unrealized appreciation (depreciation) of investments	(5)	(72)	(6)	(24)
Net increase (decrease) in net assets from operations	(11)	(250)	(1)	(37)
Changes from principal transactions:				
Net premiums	22	252	15	93
Surrenders and other withdrawals	-	(3)	(5)	(1)
Annuity benefits	-	-	-	-
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	1	(146)	36	101
Policy loans	-	(1)	-	-
Contract charges	(6)	(65)	(7)	(30)
Increase (decrease) in net assets derived from				
principal transactions	17	37	39	163
Total increase (decrease)	6	(213)	38	126
Net assets at December 31, 2002	36	393	66	252
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(3)	5	3
Net realized gain (loss) on investments				
and capital gains distributions	(7)	(133)	(1)	(17)
Net unrealized appreciation (depreciation) of investments	24	284	8	124
Net increase (decrease) in net assets from operations	17	148	12	110
Changes from principal transactions:				
Net premiums	20	132	10	126
Surrenders and other withdrawals	-	(12)	-	(3)
Transfers between Divisions (including fixed account), net	23	(84)	-	133
Policy loans	-	-	-	-
Contract charges	(6)	(44)	(11)	(42)
Increase (decrease) in net assets derived from				
principal transactions	37	(8)	(1)	214
Total increase (decrease)	54	140	11	324
Net assets at December 31, 2003	$ 90	$ 533	$ 77	$ 576

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Statements of Changes in Net Assets
December 31, 2003
(Dollars in thousands)

	ING VP Magna Cap	ING VP Mid Cap Opportunities	ING VP Small Cap Opportunities	Janus Aspen Growth
Net assets at January 1, 2002	$ 14	$ 9	$ 583	$ 724
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	(3)	(4)
Net realized gain (loss) on investments				
and capital gains distributions	(1)	(3)	(147)	(147)
Net unrealized appreciation (depreciation) of investments	(4)	(1)	(133)	(51)
Net increase (decrease) in net assets from operations	(5)	(4)	(283)	(202)
Changes from principal transactions:				
Net premiums	20	16	184	277
Surrenders and other withdrawals	-	-	(2)	(50)
Annuity benefits	-	-	-	-
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	11	3	(104)	(140)
Policy loans	-	-	(2)	(15)
Contract charges	(5)	(3)	(42)	(93)
Increase (decrease) in net assets derived from				
principal transactions	26	16	34	(21)
Total increase (decrease)	21	12	(249)	(223)
Net assets at December 31, 2002	35	21	334	501
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	(2)	(2)
Net realized gain (loss) on investments				
and capital gains distributions	(2)	(2)	(109)	(95)
Net unrealized appreciation (depreciation) of investments	13	12	239	257
Net increase (decrease) in net assets from operations	11	10	128	160
Changes from principal transactions:				
Net premiums	23	7	64	194
Surrenders and other withdrawals	-	-	(6)	(43)
Transfers between Divisions (including fixed account), net	(2)	16	(40)	(84)
Policy loans	-	-	-	(2)
Contract charges	(6)	(3)	(27)	(62)
Increase (decrease) in net assets derived from				
principal transactions	15	20	(9)	3
Total increase (decrease)	26	30	119	163
Net assets at December 31, 2003	$ 61	$ 51	$ 453	$ 664

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Statements of Changes in Net Assets
December 31, 2003
(Dollars in thousands)

	Janus Aspen International Growth	Janus Aspen Mid Cap Growth	Janus Aspen Worldwide Growth	Neuberger Berman AMT Limited Maturity Bond
Net assets at January 1, 2002	$ 228	$ 800	$ 886	$ 69
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	(4)	2	5
Net realized gain (loss) on investments				
and capital gains distributions	(30)	(264)	(201)	(1)
Net unrealized appreciation (depreciation) of investments	(29)	27	(34)	3
Net increase (decrease) in net assets from operations	(58)	(241)	(233)	7
Changes from principal transactions:				
Net premiums	97	326	318	68
Surrenders and other withdrawals	(3)	(11)	(12)	(3)
Annuity benefits	-	-	-	-
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	(39)	(185)	(203)	112
Policy loans	-	(15)	(20)	-
Contract charges	(32)	(91)	(96)	(27)
Increase (decrease) in net assets derived from				
principal transactions	23	24	(13)	150
Total increase (decrease)	(35)	(217)	(246)	157
Net assets at December 31, 2002	193	583	640	226
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	(4)	3	10
Net realized gain (loss) on investments				
and capital gains distributions	(21)	(191)	(166)	-
Net unrealized appreciation (depreciation) of investments	105	402	307	(6)
Net increase (decrease) in net assets from operations	85	207	144	4
Changes from principal transactions:				
Net premiums	107	230	227	72
Surrenders and other withdrawals	(2)	(50)	(18)	(2)
Transfers between Divisions (including fixed account), net	2	(76)	(146)	(7)
Policy loans	-	(10)	(13)	-
Contract charges	(31)	(69)	(72)	(34)
Increase (decrease) in net assets derived from				
principal transactions	76	25	(22)	29
Total increase (decrease)	161	232	122	33
Net assets at December 31, 2003	$ 354	$ 815	$ 762	$ 259

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Statements of Changes in Net Assets
December 31, 2003
(Dollars in thousands)

	Neuberger Berman AMT Partners	Neuberger Berman AMT Socially Responsive	OpCap Equity	OpCap Global Equity
Net assets at January 1, 2002	$ 421	$ -	$ 57	$ 84
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	-	(1)
Net realized gain (loss) on investments				
and capital gains distributions	(25)	-	(18)	(3)
Net unrealized appreciation (depreciation) of investments	(82)	(2)	(7)	(15)
Net increase (decrease) in net assets from operations	(107)	(2)	(25)	(19)
Changes from principal transactions:				
Net premiums	82	6	62	25
Surrenders and other withdrawals	(1)	-	(2)	(1)
Annuity benefits	-	-	-	-
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	(19)	15	30	12
Policy loans	(18)	-	-	-
Contract charges	(32)	(2)	(15)	(5)
Increase (decrease) in net assets derived from				
principal transactions	12	19	75	31
Total increase (decrease)	(95)	17	50	12
Net assets at December 31, 2002	326	17	107	96
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	-	1	-
Net realized gain (loss) on investments				
and capital gains distributions	(54)	-	(7)	(13)
Net unrealized appreciation (depreciation) of investments	170	7	40	40
Net increase (decrease) in net assets from operations	114	7	34	27
Changes from principal transactions:				
Net premiums	64	7	58	26
Surrenders and other withdrawals	(18)	(2)	(4)	(1)
Transfers between Divisions (including fixed account), net	(12)	-	(6)	(12)
Policy loans	(10)	-	-	(2)
Contract charges	(31)	(3)	(21)	(8)
Increase (decrease) in net assets derived from				
principal transactions	(7)	2	27	3
Total increase (decrease)	107	9	61	30
Net assets at December 31, 2003	$ 433	$ 26	$ 168	$ 126

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Statements of Changes in Net Assets
December 31, 2003
(Dollars in thousands)

	OpCap Managed	OpCap Small Cap	Pioneer Mid Cap Value VCT	Pioneer Small Cap Value VCT
Net assets at January 1, 2002	$ 58	$ 130	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	(1)	-	-
Net realized gain (loss) on investments				
and capital gains distributions	(3)	(11)	-	-
Net unrealized appreciation (depreciation) of investments	(13)	(39)	-	-
Net increase (decrease) in net assets from operations	(15)	(51)	-	-
Changes from principal transactions:				
Net premiums	55	77	1	-
Surrenders and other withdrawals	(2)	(4)	-	-
Annuity benefits	-	-	-	-
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	22	45	4	-
Policy loans	(3)	-	-	-
Contract charges	(14)	(28)	(1)	-
Increase (decrease) in net assets derived from				
principal transactions	58	90	4	-
Total increase (decrease)	43	39	4	-
Net assets at December 31, 2002	101	169	4	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	(1)	-	-
Net realized gain (loss) on investments				
and capital gains distributions	(6)	(9)	-	-
Net unrealized appreciation (depreciation) of investments	46	96	2	1
Net increase (decrease) in net assets from operations	41	86	2	1
Changes from principal transactions:				
Net premiums	77	63	3	3
Surrenders and other withdrawals	(13)	(10)	-	-
Transfers between Divisions (including fixed account), net	55	32	-	-
Policy loans	-	(1)	-	-
Contract charges	(26)	(26)	(1)	(1)
Increase (decrease) in net assets derived from				
principal transactions	93	58	2	2
Total increase (decrease)	134	144	4	3
Net assets at December 31, 2003	$ 235	$ 313	$ 8	$ 3

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Statements of Changes in Net Assets
December 31, 2003
(Dollars in thousands)

	Putnam VT Diversified Income	Putnam VT Growth and Income	Putnam VT New Opportunities	Putnam VT Small Cap Value
Net assets at January 1, 2002	$ 24	$ 421	$ 146	$ 9
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	5	(1)	-
Net realized gain (loss) on investments				
and capital gains distributions	-	(17)	(50)	(18)
Net unrealized appreciation (depreciation) of investments	-	(73)	8	-
Net increase (decrease) in net assets from operations	2	(85)	(43)	(18)
Changes from principal transactions:				
Net premiums	-	128	73	22
Surrenders and other withdrawals	-	(12)	-	-
Annuity benefits	-	-	-	-
Death benefits	-	-	-	-
Transfers between Divisions (including fixed account), net	-	(10)	(51)	41
Policy loans	-	(17)	-	-
Contract charges	(2)	(41)	(19)	(5)
Increase (decrease) in net assets derived from				
principal transactions	(2)	48	3	58
Total increase (decrease)	-	(37)	(40)	40
Net assets at December 31, 2002	24	384	106	49
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	7	(1)	-
Net realized gain (loss) on investments				
and capital gains distributions	-	(47)	(27)	-
Net unrealized appreciation (depreciation) of investments	3	141	65	33
Net increase (decrease) in net assets from operations	5	101	37	33
Changes from principal transactions:				
Net premiums	-	125	54	27
Surrenders and other withdrawals	-	(25)	-	-
Transfers between Divisions (including fixed account), net	-	(60)	(20)	13
Policy loans	(1)	(8)	-	-
Contract charges	(2)	(43)	(18)	(9)
Increase (decrease) in net assets derived from				
principal transactions	(3)	(11)	16	31
Total increase (decrease)	2	90	53	64
Net assets at December 31, 2003	$ 26	$ 474	$ 159	$ 113

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Statements of Changes in Net Assets
December 31, 2003
(Dollars in thousands)

	Putnam VT Voyager
Net assets at January 1, 2002	$ 1,020
Increase (decrease) in net assets	
Operations:	
Net investment income (loss)	2
Net realized gain (loss) on investments	
and capital gains distributions	(209)
Net unrealized appreciation (depreciation) of investments	(80)
Net increase (decrease) in net assets from operations	(287)
Changes from principal transactions:	
Net premiums	350
Surrenders and other withdrawals	(18)
Annuity benefits	-
Death benefits	-
Transfers between Divisions (including fixed account), net	(120)
Policy loans	(26)
Contract charges	(108)
Increase (decrease) in net assets derived from	
principal transactions	78
Total increase (decrease)	(209)
Net assets at December 31, 2002	811
Increase (decrease) in net assets	
Operations:	
Net investment income (loss)	1
Net realized gain (loss) on investments	
and capital gains distributions	(193)
Net unrealized appreciation (depreciation) of investments	391
Net increase (decrease) in net assets from operations	199
Changes from principal transactions:	
Net premiums	277
Surrenders and other withdrawals	(61)
Transfers between Divisions (including fixed account), net	(138)
Policy loans	(7)
Contract charges	(94)
Increase (decrease) in net assets derived from	
principal transactions	(23)
Total increase (decrease)	176
Net assets at December 31, 2003	$ 987

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Notes to Financial Statements

1.   **Organization**

ReliaStar Life Insurance Company of New York Variable Life Separate Account I (the "Account") was established by ReliaStar Life Insurance Company of New York ("ReliaStar NY" or the "Company") to support the operations of variable life insurance policies ("Policies"). ReliaStar NY is an indirect, wholly-owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"), an insurance holding company domiciled in the State of Delaware. ING AIH is a wholly-owned subsidiary of ING Groep N.V., a global financial services holding company based in The Netherlands.

The Account is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. ReliaStar NY provides for variable accumulation and benefits under the Policies by crediting premium payments to one or more divisions within the Account or the fixed separate account, which is not part of the Account, as directed by the Policyholders. The portion of the Account's assets applicable to Policies will not be charged with liabilities arising out of any other business ReliaStar NY may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of ReliaStar NY. The assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of ReliaStar NY.

At December 31, 2003, the Account had, under Select*Life NY and Estate Design Policies, fifty-three investment divisions (the "Divisions"), thirty-four of which invest in an independently managed mutual fund portfolio and nineteen of which invest in a mutual fund portfolio managed by an affiliate, either ING Investments, LLC, or ING Life Insurance and Annuity Company. The assets in each Division are invested in shares of a designated fund ("Fund") of various investment trusts (the "Trusts").   Investment Divisions at December 31, 2003 and related Trusts are as follows:

AIM Variable Insurance Funds:
  AIM VI Dent Demographic Trends
The Alger American Fund:
  Alger American Growth Portfolio
  Alger American Leveraged AllCap Portfolio
  Alger American MidCap Growth Portfolio
  Alger American Small Capitalization Portfolio
American Funds Insurance Series:
  American Funds Growth Fund - Class 2**
  American Funds Growth Income Fund - Class 2**
  American Funds International Fund - Class 2**

Fidelity® Variable Insurance Products Fund:
  Fidelity® VIP Contrafund® Portfolio - Initial Class
  Fidelity® VIP Equity-Income Portfolio - Initial Class
  Fidelity® VIP Growth Portfolio - Initial Class
  Fidelity® VIP High Income Portfolio - Income Class
  Fidelity® VIP High Income SC2 Portfolio - Initial Class**
  Fidelity® VIP Index 500 Portfolio - Initial Class
  Fidelity® VIP Investment Grade Bond Portfolio - Initial Class
  Fidelity® VIP Money Market Portfolio - Initial Class

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Notes to Financial Statements

ING Investors Trust:
  ING Limited Maturity Bond Portfolio - Service Class**
  ING MFS Mid-Cap Growth Portfolio - Service Class**
  ING MFS Total Return Portfolio - Institutional Class**
  ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class
  ING Van Kampen Real Estate Portfolio - Institutional Class**
ING Income Shares:
  ING VP Bond Portfolio-Class R*
ING Partners Inc:
  ING UBS Tactical Asset Allocation Portfolio - Initial Class*
  ING Van Kampen Comstock Portfolio - Initial Class*
ING Variable Portfolios Inc:
  ING VP Index Plus LargeCap Portfolio - Class R*
  ING VP Index Plus Mid Cap Portfolio - Class R**
  ING VP Index Plus SmallCap Portfolio - Class R*
ING Variable Products Trust:
  ING VP Disciplined LargeCap Portfolio
ING Variable Products Trust (continued):
  ING VP Growth Opportunities Portfolio - Class R
  ING VP Growth + Value Portfolio
  ING VP High Yield Bond Portfolio
  ING VP International Value Portfolio - Class R
  ING VP MagnaCap Portfolio - Class R
  ING VP MidCap Opportunities Portfolio - Class R
  ING VP SmallCap Opportunities Portfolio - Class R

Janus Aspen Series:
  Janus Aspen Growth Portfolio - Institutional Shares
  Janus Aspen International Growth Portfolio - Institutional Shares
  Janus Aspen Mid Cap Growth Portfolio - Institutional Shares
  Janus Aspen Worldwide Growth Portfolio - Institutional Shares
Neuberger Berman Advisors Management Trust:
  Neuberger Berman AMT Limited Maturity Bond Portfolio
  Neuberger Berman AMT Partners Portfolio
  Neuberger Berman AMT Socially Responsive Portfolio*
PIMCO Accumulation Trust:
  OpCap Equity Portfolio
  OpCap Global Equity Portfolio
  OpCap Managed Portfolio
  OpCap Small Cap Portfolio
Pioneer Variable Contracts Trust:
  Pioneer Mid Cap Value VCT Portfolio - Class I*
  Pioneer Small Cap Value VCT Portfolio - Class I*
Putnam Variable Trust:
  Putnam VT Diversified Income Fund - Class IA Shares
  Putnam VT Growth and Income Fund - Class IA Shares
  Putnam VT New Opportunities Fund - Class IA Shares
  Putnam VT Small Cap Value Fund - Class IA Shares
  Putnam VT Voyager Fund - Class IA Shares

* Investment Division was added in 2002
** Investment Division was added in 2003

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Notes to Financial Statements

The names of certain Divisions and Trusts were changed during 2003. The following is a summary of current and former names for those Divisions and Trusts:

Current Name	Former Name
Fidelity® Variable Insurance Products Fund:	Fidelity® Variable Insurance Products Fund II:
Fidelity® VIP Contrafund®	Fidelity® VIP II Contrafund®
Fidelity® VIP Index 500	Fidelity® VIP II Index 500
Fidelity® VIP Investment Grade Bond	Fidelity® VIP II Investment Grade Bond
ING Investors Trust:	The GCG Trust:
ING T. Rowe Price Capital Appreciation	GCG Trust Fully Managed
ING MFS Mid-Cap Growth	GCG Trust Mid-Cap Growth
ING Variable Products Trust:	ING Variable Products Trust:
ING VP Disciplined LargeCap	ING VP Research Enhanced Index
Janus Aspen Series:	Janus Aspen Series:
Janus Aspen Mid Cap Growth	Janus Aspen Aggressive Growth
PIMCO Accumulation Trust:	OCC Accumulation Trust:
OpCap Equity	OCC Accumulation Trust Equity
OpCap Global Equity	OCC Accumulation Trust Global Equity
OpCap Managed	OCC Accumulation Trust Managed
OpCap Small Cap	OCC Accumulation Trust Small Cap

2.   Significant Accounting Policies

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments

Investments are made in shares of a Fund and are recorded at fair value, determined by the net asset value per share of the respective Fund. Investment transactions in each Fund are recorded on the trade date. Distributions of net investment income and capital gains from each Fund are recognized on the ex–dividend date. Realized gains and losses on redemptions of the shares of the Fund are determined by specific identification. The difference between cost and current market value on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Notes to Financial Statements

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of ReliaStar NY, which is taxed as a life insurance company under the Internal Revenue Code. Earnings and realized capital gains of the Account attributable to the Policyholders are excluded in the determination of the federal income tax liability of ReliaStar NY.

Policyholder Reserves

Policyholder reserves are presented as net assets on the Statement of Assets and Liabilities and are equal to the aggregate account values of the Policyholders invested in the Account Divisions. To the extent that benefits to be paid to the Policyholders exceed their account values, ReliaStar NY will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to ReliaStar NY.

3.   **Charges and Fees**

Under the terms of the Policies, certain charges are allocated to the Policies to cover ReliaStar NY's expenses in connection with the issuance and administration of the Policies. Following is a summary of these charges:

Mortality and Expense Risk and Other Charges

The monthly deduction includes a cost of insurance charge, a monthly administrative charge, a monthly variable accumulation value charge, a monthly amount charge, and any charges for optional insurance benefits.

The cost of insurance charge varies based on the insured's sex, issue age, policy year, rate class, and the face amount of the contract. ReliaStar NY currently deducts this charge at an annual rate of 0.40% of the accumulation value of the Policy, in accordance with the terms of the Policy.

ReliaStar NY deducts a premium charge of 4.75% of each premium payment in Policy years one to ten and 4% after the tenth Policy year.

The monthly administrative charge is currently $7.50 per month.

The monthly amount charge and charges for optional insurance benefits vary based on a number of factors and are defined in the Policy.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Notes to Financial Statements

Surrender and Lapse Charges

As defined in the Policy, ReliaStar NY assesses a surrender charge if the Policy lapses or is surrendered before a specified period.

Other Contract Charges

A transfer charge of $25 will be imposed on each transfer between Divisions in excess of twenty-four in any one calendar year. Charges for partial withdrawals are also imposed in accordance with the terms of the Policies.

4.   Related Party Transactions

During the year ended December 31, 2003, management fees were paid to ING Investments, LLC, in its capacity as investment manager to the ING Income Shares, ING Variable Portfolios, Inc. and the ING Variable Products Trust. The Fund's advisory agreement provided for a fee at annual rates ranging from 0.35% to 0.75% of the average net assets of each respective Fund of the Trusts. Management fees also were paid to ING Life Insurance and Annuity Company, in its capacity as investment manager to ING Partners, Inc. The Fund's advisory agreement provided for a fee at annual rates ranging from 0.60% to 0.90% of the average net assets of each respective Fund of the Trust.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Notes to Financial Statements

5. Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments follow:

| | Year ended December 31 | | | |
| | 2003 | | 2002 | |
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
AIM Variable Insurance Funds:				
AIM VI Dent Demographic Trends	$ 6	$ 2	$ 5	$ 9
The Alger American Fund:				
Alger American Growth	289	277	542	227
Alger American Leveraged AllCap	57	21	60	29
Alger American MidCap Growth	240	415	422	112
Alger American Small Capitalization	155	73	114	37
American Funds Insurance Series:				
American Funds Growth	28	1	-	-
American Funds Growth Income	-	-	-	-
American Funds International	-	-	-	-
Fidelity® Variable Insurance Products Fund:				
Fidelity® VIP Contrafund®	748	593	602	146
Fidelity® VIP Equity-Income	291	251	366	173
Fidelity® VIP Growth	159	77	192	113
Fidelity® VIP High Income	53	25	58	31
Fidelity® VIP High Income SC2	-	-	-	-
Fidelity® VIP Index 500	1,006	450	857	1,067
Fidelity® VIP Investment Grade Bond	920	149	227	116
Fidelity® VIP Money Market	889	941	2,010	1,724
ING Investors Trust:				
ING Limited Maturity Bond	1	-	-	-
ING MFS Mid-Cap Growth	32	11	76	46
ING MFS Total Return	-	-	-	-
ING T. Rowe Price Capital Appreciation	994	506	421	36
ING Van Kampen Real Estate	1	-	-	-
ING Income Shares:				
ING VP Bond	3	1	27	13
ING Partners Inc:				
ING UBS Tactical Asset Allocation	12	-	3	-
ING Van Kampen Comstock	16	7	1	-

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Notes to Financial Statements

	Year ended December 31			
	2003		2002	
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
ING Variable Portfolios Inc:				
ING VP Index Plus LargeCap	$ 8	$ -	$ 1	$ -
ING VP Index Plus Mid Cap	8	-	-	-
ING VP Index Plus SmallCap	7	-	13	12
ING Variable Products Trust:				
ING VP Disciplined LargeCap	3	1	7	2
ING VP Growth Opportunities	51	14	33	15
ING VP Growth + Value	110	121	230	195
ING VP High Yield Bond	13	9	65	20
ING VP International Value	289	72	219	55
ING VP MagnaCap	22	7	30	4
ING VP MidCap Opportunities	24	4	23	6
ING VP SmallCap Opportunities	82	93	188	158
Janus Aspen Series:				
Janus Aspen Growth	154	153	215	241
Janus Aspen International Growth	107	30	88	63
Janus Aspen Mid Cap Growth	192	171	236	217
Janus Aspen Worldwide Growth	203	222	330	343
Neuberger Berman Advisors Management Trust:				
Neuberger Berman AMT Limited Maturity Bond	92	53	216	61
Neuberger Berman AMT Partners	148	157	86	74
Neuberger Berman AMT Socially Responsive	8	6	22	5
PIMCO Accumulation Trust:				
OpCap Equity	59	31	136	62
OpCap Global Equity	27	24	37	7
OpCap Managed	136	42	74	15
OpCap Small Cap	84	27	188	101
Pioneer Variable Contracts Trust:				
Pioneer Mid Cap Value VCT	6	4	4	-
Pioneer Small Cap Value VCT	2	-	-	-
Putnam Variable Trust:				
Putnam VT Diversified Income	1	2	2	2
Putnam VT Growth and Income	138	142	144	92
Putnam VT New Opportunities	45	30	63	61
Putnam VT Small Cap Value	42	11	146	88
Putnam VT Voyager	203	225	347	266

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Notes to Financial Statements

6.   Changes in Units

The net changes in units outstanding follow:

	Year ended December 31	
	2003	**2002**
	Net Units	**Net Units**
	Issued (Redeemed)	**Issued (Redeemed)**
AIM Variable Insurance Funds:		
AIM VI Dent Demographic Trends	980	(1,123)
The Alger American Fund:		
Alger American Growth	1,959	23,710
Alger American Leveraged AllCap	7,562	6,067
Alger American MidCap Growth	(9,714)	21,727
Alger American Small Capitalization	10,382	10,515
American Funds Insurance Series:		
American Funds Growth	2,239	-
American Funds Growth Income	19	-
American Funds International	18	-
Fidelity® Variable Insurance Products Fund:		
Fidelity® VIP Contrafund®	4,362	19,495
Fidelity® VIP Equity-Income	1,182	6,647
Fidelity® VIP Growth	3,774	2,775
Fidelity® VIP High Income	1,623	1,811
Fidelity® VIP High Income SC2	-	-
Fidelity® VIP Index 500	22,521	(12,134)
Fidelity® VIP Investment Grade Bond	38,991	4,901
Fidelity® VIP Money Market	(4,587)	16,989
ING Investors Trust:		
ING Limited Maturity Bond	126	-
ING MFS Mid-Cap Growth	4,566	3,327
ING MFS Total Return	23	-
ING T. Rowe Price Capital Appreciation	41,391	37,015
ING Van Kampen Real Estate	45	-
ING Income Shares:		
ING VP Bond	166	1,252
ING Partners Inc:		
UBS Tactical Asset Allocation	1,381	410
Van Kampen Comstock	1,030	72
ING Variable Portfolios Inc:		
ING Index Plus Large Cap	853	83
ING Index Plus Mid Cap	926	-
ING Index Plus Small Cap	845	-

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Notes to Financial Statements

	Year ended December 31	
	2003	**2002**
	Net Units Issued (Redeemed)	**Net Units Issued (Redeemed)**
ING Variable Products Trust:		
ING VP Disciplined LargeCap	295	379
ING VP Growth Opportunities	8,436	4,133
ING VP Growth + Value	(687)	1,476
ING VP High Yield Bond	(14)	4,284
ING VP International Value	13,990	10,610
ING VP MagnaCap	1,680	3,376
ING VP MidCap Opportunities	3,588	3,175
ING VP SmallCap Opportunities	(408)	298
Janus Aspen Series:		
Janus Aspen Growth	292	(3,270)
Janus Aspen International Growth	7,027	2,419
Janus Aspen Mid Cap Growth	2,046	645
Janus Aspen Worldwide Growth	(2,501)	(1,983)
Neuberger Berman Advisors Management Trust:		
Neuberger Berman AMT Limited Maturity Bond	2,027	11,535
Neuberger Berman AMT Partners	(610)	764
Neuberger Berman AMT Socially Responsive	273	1,903
PIMCO Accumulation Trust:		
OpCap Equity	2,396	6,284
OpCap Global Equity	18	2,572
OpCap Managed	9,261	5,356
OpCap Small Cap	4,552	5,949
Pioneer Variable Contracts Trust:		
Pioneer Mid Cap Value VCT	177	487
Pioneer Small Cap Value VCT	213	30
Putnam Variable Trust:		
Putnam VT Diversified Income	(151)	(133)
Putnam VT Growth and Income	(625)	2,090
Putnam VT New Opportunities	1,003	282
Putnam VT Small Cap Value	2,844	4,633
Putnam VT Voyager	(1,147)	3,074

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Notes to Financial Statements

7.   **Financial Highlights**

A summary of unit values and units outstanding for variable life Policies, expense ratios, excluding expenses of underlying Funds, investment income ratios, and total return for the years ended December 31, 2003, 2002 and 2001, along with units outstanding and unit values for the year ended December 31, 2000, follows:

Division	Units (000's)	Unit Fair Value	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B]	Total Return[C]
AIM VI Dent Demographic Trends						
2003	4	$5.00	$ 18	- %	0.00%	37.36%
2002	3	$3.64	9	-	0.00%	-32.20%
2001	4	$5.36	20	-	0.00%	-32.94%
2000	1	$8.00	9	*	*	*
Alger American Growth						
2003	108	$13.28	1,435	-	0.00%	35.10%
2002	106	$9.83	1,043	0.04	0.00%	-32.99%
2001	82	$14.67	1,209	0.34	0.00%	-11.81%
2000	56	$16.63	938	*	*	*
Alger American Leveraged AllCap						
2003	24	$5.65	136	-	0.00%	34.84%
2002	17	$4.19	69	0.01	0.00%	-33.91%
2001	10	$6.35	67	-	0.00%	-20.66%
2000	3	$8.00	24	*	*	*
Alger American MidCap Growth						
2003	32	$17.94	569	-	0.00%	47.78%
2002	41	$12.14	503	-	0.00%	-29.54%
2001	20	$17.23	339	-	0.00%	-6.52%
2000	11	$18.43	205	*	*	*

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B]	Total Return[C]
Alger American Small Capitalization						
2003	52	$8.99	$ 468	- %	0.00%	*****
2002	42	$6.32	263	-	0.00%	-26.22%
2001	31	$8.56	267	0.07	0.00%	-29.51%
2000	22	$12.15	273	*	*	*
American Funds Growth						
2003	2	$12.60	28	****	0.00%	****
2002	****	****	****	****	****	****
2001	****	****	****	****	****	****
2000	****	****	****	****	****	****
American Funds Growth Income						
2003	-	$12.65	-	****	0.00%	****
2002	****	****	****	****	****	****
2001	****	****	****	****	****	****
2000	****	****	****	****	****	****
American Funds International						
2003	-	$13.55	-	****	0.00%	****
2002	****	****	****	****	****	****
2001	****	****	****	****	****	****
2000	****	****	****	****	****	****
Fidelity® VIP Contrafund®						
2003	57	$28.35	1,613	0.43	0.00%	28.45%
2002	53	$22.07	1,160	0.60	0.00%	-9.35%
2001	33	$24.34	804	1.15	0.00%	-12.24%
2000	21	$27.74	582	*	*	*

Division	Units (000's)	Unit Fair Value	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B]	Total Return[C]
Fidelity® VIP Equity-Income						
2003	31	$27.91	$ 875	1.71 %	0.00%	30.36%
2002	30	$21.41	646	1.48	0.00%	-16.95%
2001	24	$25.78	606	2.24	0.00%	-4.96%
2000	19	$27.13	506	*	*	*
Fidelity® VIP Growth						
2003	23	$25.00	566	0.22	0.00%	32.84%
2002	19	$18.82	355	0.23	0.00%	-30.10%
2001	16	$23.93	433	0.10	0.00%	-17.65%
2000	12	$32.70	377	*	*	*
Fidelity® VIP High Income						
2003	9	$14.73	135	6.31	0.00%	27.31%
2002	8	$11.57	87	8.03	0.00%	3.44%
2001	6	$15.08	64	14.43	0.00%	18.96%
2000	4	$12.67	51	*	*	*
Fidelity® VIP High Income SC2						
2003	-	****	-	****	0.00%	****
2002	****	****	****	****	****	****
2001	****	****	****	****	****	****
2000	****	****	****	****	****	****
Fidelity® VIP Index 500						
2003	101	$27.75	2,807	1.24	0.00%	28.41%
2002	79	$21.61	1,699	1.30	0.00%	-22.25%
2001	91	$27.80	2,523	1.05	0.00%	-12.10%
2000	42	$31.62	1,330	*	*	*

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B]	Total Return[C]
Fidelity® VIP Investment Grade Bond						
2003	81	$19.13	$ 1,556	2.58 %	0.00%	5.17%
2002	42	$18.19	771	3.82	0.00%	10.34%
2001	37	$16.48	618	1.61	0.00%	8.46%
2000	7	$15.19	105	*	*	*
Fidelity® VIP Money Market						
2003	117	$15.49	1,811	1.03	0.00%	1.04%
2002	122	$15.33	1,863	1.65	0.00%	1.69%
2001	105	$15.08	1,576	4.66	0.00%	4.19%
2000	36	$14.47	522	*	*	*
ING Limited Maturity Bond						
2003	-	$10.13	1	****	0.00%	****
2002	****	****	****	****	****	****
2001	****	****	****	****	****	****
2000	****	****	****	****	****	****
ING MFS Mid-Cap Growth						
2003	8	$5.57	44	-	0.00%	39.25%
2002	3	$4.00	13	-	0.00%	0.00%
2001	-	$7.82	-	**	0.00%	**
2000	**	**	**	**	**	**
ING MFS Total Return						
2003	-	$11.40	-	****	0.00%	****
2002	****	****	****	****	****	****
2001	****	****	****	****	****	****
2000	****	****	****	****	****	****

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B]	Total Return[C]
ING T. Rowe Price Capital Appreciation						
2003	80	$12.84	$ 1,023	0.71 %	0.00%	22.99%
2002	38	$10.24	392	6.00	0.00%	0.48%
2001	1	$10.19	13	**	0.00%	**
2000	**	**	**	**	**	**
ING Van Kampen Real Estate						
2003	-	$12.98	1	****	0.00%	****
2002	****	****	****	****	****	****
2001	****	****	****	****	****	****
2000	****	****	****	****	****	****
ING VP Bond						
2003	1	$11.43	16	-	0.00%	6.33%
2002	1	$10.75	13	***	0.00%	***
2001	***	***	***	***	***	***
2000	***	***	***	***	***	***
UBS Tactical Asset Allocation						
2003	2	$10.36	19	-	0.00%	27.43%
2002	-	$8.13	3	***	0.00%	***
2001	***	***	***	***	***	***
2000	***	***	***	***	***	***
Van Kampen Comstock						
2003	1	$10.91	12	-	0.00%	29.88%
2002	-	$8.40	1	***	0.00%	***
2001	***	***	***	***	***	***
2000	***	***	***	***	***	***

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B]	Total Return[C]
ING Index Plus Large Cap						
2003	1	$10.40	$ 10	- %	0.00%	26.06%
2002	-	$8.25	1	***	0.00%	***
2001	***	***	***	***	***	***
2000	***	***	***	***	***	***
ING Index Plus Mid Cap						
2003	1	$10.82	10	****	0.00%	****
2002	****	****	****	****	****	****
2001	****	****	****	****	****	****
2000	****	****	****	****	****	****
ING Index Plus Small Cap						
2003	1	$10.74	9	****	0.00%	****
2002	****	****	****	****	****	****
2001	****	****	****	****	****	****
2000	****	****	****	****	****	****
ING VP Disciplined LargeCap						
2003	1	$11.57	13	-	0.00%	25.08%
2002	1	$9.25	8	1.58	0.00%	-22.08%
2001	-	$11.87	5	0.94	0.00%	-12.23%
2000	-	$13.52	4	*	*	*
ING VP Growth Opportunities						
2003	18	$5.00	90	-	0.00%	32.98%
2002	10	$3.76	36	-	0.00%	-31.57%
2001	5	$5.49	30	-	0.00%	-38.56%
2000	2	$8.94	17	*	*	*

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B]	Total Return[C]
ING VP Growth + Value						
2003	42	$12.74	$ 533	- %	0.00%	37.73%
2002	43	$9.25	393	-	0.00%	-37.33%
2001	41	$14.76	606	-	0.00%	-30.99%
2000	24	$21.39	507	*	*	*
ING VP High Yield Bond						
2003	7	$10.46	77	6.99	0.00%	17.40%
2002	7	$8.91	66	11.27	0.00%	-1.14%
2001	3	$9.01	28	15.33	0.00%	0.69%
2000	1	$8.95	7	*	*	*
ING VP International Value						
2003	32	$17.82	576	1.21	0.00%	29.88%
2002	18	$13.72	252	0.96	0.00%	-15.37%
2001	8	$16.21	126	2.25	0.00%	-11.67%
2000	5	$18.35	98	*	*	*
ING VP MagnaCap						
2003	7	$9.21	61	-	0.00%	31.01%
2002	5	$7.03	35	1.23	0.00%	-22.76%
2001	2	$9.10	14	**	0.00%	**
2000	**	**	**	**	**	**
ING VP MidCap Opportunities						
2003	8	$6.16	51	-	0.00%	36.59%
2002	5	$4.51	21	-	0.00%	-25.86%
2001	1	$6.08	9	0.02	0.00%	-32.92%
2000	1	$9.06	7	*	*	*

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B]	Total Return[C]
ING VP SmallCap Opportunities						
2003	18	$25.38	$ 453	- %	0.00%	38.54%
2002	18	$18.32	334	-	0.00%	-43.59%
2001	18	$32.47	583	-	0.00%	-29.15%
2000	12	$45.83	545	*	*	*
Janus Aspen Growth						
2003	54	$12.39	664	0.17	0.00%	31.81%
2002	53	$9.40	501	-	0.00%	-26.51%
2001	57	$12.80	724	0.11	0.00%	-24.82%
2000	35	$17.02	585	*	*	*
Janus Aspen International Growth						
2003	27	$13.32	354	1.10	0.00%	34.82%
2002	20	$9.88	193	0.88	0.00%	-25.58%
2001	17	$13.27	228	1.64	0.00%	-35.47%
2000	11	$20.57	190	*	*	*
Janus Aspen Mid Cap Growth						
2003	61	$13.33	815	-	0.00%	35.06%
2002	59	$9.87	583	-	0.00%	-27.93%
2001	58	$13.69	800	-	0.00%	-39.45%
2000	39	$22.61	889	*	*	*
Janus Aspen Worldwide Growth						
2003	60	$12.60	762	1.00	0.00%	24.02%
2002	63	$10.16	640	0.87	0.00%	-25.50%
2001	65	$13.64	886	0.79	0.00%	-22.44%
2000	47	$17.59	817	*	*	*

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B]	Total Return[C]
Neuberger Berman AMT Limited Maturity Bond						
2003	19	$13.61	$ 259	4.54 %	0.00%	2.41%
2002	17	$13.29	226	3.95	0.00%	5.34%
2001	5	$12.62	69	3.25	0.00%	8.78%
2000	1	$11.60	14	*	*	*
Neuberger Berman AMT Partners						
2003	37	$11.59	433	-	0.00%	35.08%
2002	38	$8.58	326	0.51	0.00%	-24.14%
2001	37	$11.31	421	0.53	0.00%	2.83%
2000	32	$11.63	369	*	*	*
Neuberger Berman AMT Socially Responsive						
2003	2	$11.69	26	-	0.00%	34.37%
2002	2	$8.70	17	-	0.00%	-14.75%
2001	49	$10.20	-	-	0.00%	-3.58%
2000	12	$10.58	-	*	*	*
OpCap Equity						
2003	13	$12.74	168	1.45	0.00%	28.56%
2002	11	$9.91	107	0.62	0.00%	-21.41%
2001	4	$12.61	57	0.54	0.00%	-7.02%
2000	1	$13.56	16	*	*	*
OpCap Global Equity						
2003	9	$13.38	126	0.90	0.00%	31.56%
2002	9	$10.17	96	0.45	0.00%	-17.41%
2001	7	$12.31	84	-	0.00%	-13.82%
2000	6	$14.28	86	*	*	*

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B]	Total Return[C]
OpCap Managed						
2003	19	$12.09	$ 235	1.19 %	0.00%	21.75%
2002	10	$9.93	101	1.41	0.00%	-16.88%
2001	5	$11.94	58	2.42	0.00%	-4.91%
2000	3	$12.56	35	*	*	*
OpCap Small Cap						
2003	20	$15.99	313	-	0.00%	42.64%
2002	15	$11.21	169	0.06	0.00%	-21.64%
2001	9	$14.30	130	1.11	0.00%	8.33%
2000	6	$13.20	77	*	*	*
Pioneer Mid Cap Value VCT						
2003	1	$11.52	8	-	0.00%	37.47%
2002	-	$8.38	4	***	0.00%	***
2001	***	***	***	***	***	***
2000	***	***	***	***	***	***
Pioneer Small Cap Value VCT						
2003	-	$10.31	3	-	0.00%	35.30%
2002	-	$7.62	-	-	0.00%	0.00%
2001	***	***	***	***	***	***
2000	***	***	***	***	***	***
Putnam VT Diversified Income						
2003	1	$17.70	26	8.00	0.00%	20.24%
2002	2	$14.72	24	8.71	0.00%	6.20%
2001	2	$13.86	24	11.03	0.00%	3.82%
2000	2	$13.35	25	*	*	*

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B]	Total Return[C]
Putnam VT Growth and Income						
2003	19	$25.56	$ 474	2.10 %	0.00%	27.74%
2002	19	$20.01	384	1.68	0.00%	-18.79%
2001	17	$24.64	421	2.20	0.00%	-6.16%
2000	13	$26.26	331	*	*	*
Putnam VT New Opportunities						
2003	9	$18.45	159	-	0.00%	32.64%
2002	8	$13.91	106	-	0.00%	-30.29%
2001	7	$19.95	146	-	0.00%	-29.99%
2000	4	$28.49	105	*	*	*
Putnam VT Small Cap Value						
2003	8	$13.53	113	-	0.00%	50.00%
2002	5	$9.02	49	0.20	0.00%	-18.06%
2001	1	$11.01	9	**	0.00%	**
2000	**	**	**	**	**	**
Putnam VT Voyager						
2003	41	$24.13	987	0.67	0.00%	25.16%
2002	42	$19.28	811	0.81	0.00%	-26.34%
2001	39	$26.17	1,020	0.16	0.00%	-22.24%
2000	28	$33.65	943	*	*	*

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B]	Total Return[C]

*	Not provided for 2000
**	As this Division was not offered until 2001, this data is not meaningful and is therefore not presented.
***	As this Division was not offered until 2002, this data is not meaningful and is therefore not presented.
****	As this Division was not offered until 2003, this data is not meaningful and is therefore not presented.
*****	As prior Contracts were replaced in 2003, this data is not meaningful and is therefore not presented.

A	The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions, divided by the average net assets. The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.
B	The Expense Ratio considers only the expenses borne directly by the Account and is equal to the mortality and expense charge, plus the annual administrative charge, as defined in Note 3. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.
C	Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

ReliaStar Life Insurance Company of New York

Index to Financial Statements

Report of Independent Auditors

The Board of Directors
ReliaStar Life Insurance Company of New York

We have audited the accompanying balance sheets of ReliaStar Life Insurance Company of New York as of December 31, 2003 and 2002 and the related income statements, statements of changes in shareholder's equity, and statements of cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ReliaStar Life Insurance Company of New York as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the financial statements, the Company changed its accounting for goodwill and other intangible assets effective January 1, 2002.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 22, 2004

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
(A wholly-owned subsidiary of ReliaStar Life Insurance Company)
Income Statements
(Millions)

	Year ended December 31, 2003		Year ended December 31, 2002*		Year ended December 31, 2001	
Revenues:						
Premiums	$	61.8	$	55.0	$	60.2
Fee income		94.7		98.2		90.4
Net investment income		124.4		133.1		142.3
Net realized capital gains (losses)		10.6		(3.2)		10.6
Other income		4.0		5.5		7.6
Total revenue		295.5		288.6		311.1
Benefits, losses and expenses:						
Benefits:						
Interest credited and other benefits						
to policyholders		147.5		176.3		158.6
Underwriting, acquisition, and insurance expenses:						
General expenses		36.9		29.3		51.5
Amortization:						
Deferred policy acquisition costs and value						
of business acquired		30.9		32.6		26.5
Goodwill		-		-		22.6
Total benefits, losses and expenses		215.3		238.2		259.2
Income before income taxes		80.2		50.4		51.9
Income tax expense		26.3		17.8		26.1
Income before cumulative effect of change						
in accounting principle		53.9		32.6		25.8
Cumulative effect of change in accounting principle		-		(865.0)		-
Net income (loss)	$	53.9	$	(832.4)	$	25.8

* See Note 1.

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
(A wholly-owned subsidiary of ReliaStar Life Insurance Company)
Balance Sheets
(Millions)

	As of December 31,	
	2003	2002
Assets		
Investments:		
Fixed maturities, available for sale, at fair value		
(amortized cost of $1,642.8 at 2003 and $1,523.0 at 2002)	$ 1,718.0	$ 1,601.5
Equity securities, at fair value (cost of $4.4 at 2003 and 2002)	4.2	4.4
Mortgage loans on real estate	209.7	243.6
Policy loans	86.6	85.2
Short-term investments	2.1	55.6
Other investments	12.8	11.9
Securities pledged to creditors (amortized cost of $1.9 at 2003 and $0.9 at 2002)	1.9	0.9
Total investments	2,035.3	2,003.1
Cash and cash equivalents	10.4	2.4
Accrued investment income	18.9	19.3
Accounts and notes receivable	13.1	6.9
Reinsurance recoverable	67.8	54.6
Deferred policy acquisition costs	74.6	61.3
Value of business acquired	36.5	48.2
Receivable for securities sold	7.1	0.5
Deferred income taxes	20.2	26.1
Other assets	10.2	4.7
Assets held in separate accounts	523.1	429.4
Total assets	$ 2,817.2	$ 2,656.5
Liabilities and Shareholder's Equity		
Policy liabilities and accruals:		
Future policy benefits and claims reserves	$ 1,614.3	$ 1,580.5
Unearned premiums	0.3	0.2
Other policy claims, policyholders' and benefits payable	37.4	41.7
Other policyholder's funds	25.3	23.3
Total policy liabilities and accruals	1,677.3	1,645.7
Current income taxes	3.7	12.3
Other borrowed money	103.4	74.2
Other liabilities	55.1	69.1
Liabilities related to separate accounts	523.1	429.4
Total liabilities	2,362.6	2,230.7
Shareholder's equity:		
Common stock (1,377,863 shares authorized, issued and outstanding,		
$2.00 per share par value)	2.8	2.8
Additional paid-in capital	1,200.1	1,225.6
Accumulated other comprehensive income	35.8	35.4
Retained deficit	(784.1)	(838.0)
Total shareholder's equity	454.6	425.8
Total liabilities and shareholder's equity	$ 2,817.2	$ 2,656.5

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
(A wholly-owned subsidiary of ReliaStar Life Insurance Company)
Statements of Changes in Shareholder's Equity
(Millions)

	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income	Retained Earnings (Deficit)	Total Shareholder's Equity
Balance at December 31, 2000	$ 2.8	$ 1,194.6	$ 9.4	$ 1.0	$ 1,207.8
Dividends to Shareholder	-	-	-	(18.0)	(18.0)
Comprehensive income:					
Net income	-	-	-	25.8	25.8
Other comprehensive income, net of tax:					
Unrealized (loss) on securities ($(4.5) pretax)	-	-	(2.9)	-	(2.9)
Comprehensive income					22.9
Balance at December 31, 2001	2.8	1,194.6	6.5	8.8	1,212.7
Capital contribution	-	31.4	-	-	31.4
Other	-	(0.4)	-	-	(0.4)
Dividends to Shareholder	-	-	-	(14.4)	(14.4)
Comprehensive income:					
Net loss	-	-	-	(832.4)	(832.4)
Other comprehensive income, net of tax:					
Unrealized gain on securities ($45.1 pretax)	-	-	28.9	-	28.9
Comprehensive loss					(803.5)
Balance at December 31, 2002	2.8	1,225.6	35.4	(838.0)	425.8
Dividends to Shareholder	-	(25.5)	-	-	(25.5)
Comprehensive income:					
Net income	-	-	-	53.9	53.9
Other comprehensive income, net of tax:					
Unrealized gain on securities ($0.6 pretax)	-	-	0.4	-	0.4
Comprehensive income					54.3
Balance at December 31, 2003	$ 2.8	$ 1,200.1	$ 35.8	$ (784.1)	$ 454.6

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
(A wholly-owned subsidiary of ReliaStar Life Insurance Company)
Statements of Cash Flows
(Millions)

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
Cash Flows from Operating Activities:			
Net income (loss)	$ 53.9	$ (832.4)	$ 25.8
Adjustments to reconcile net income to net cash provided by operating activities:			
Interest credited to insurance	42.5	45.5	43.0
Future policy benefits	(62.7)	(75.3)	(77.9)
Net realized capital (gains) losses	(10.6)	2.7	(10.6)
Increase (decrease) in receivables and payables	(5.0)	(29.1)	28.9
(Increase) decrease in deferred policy acquisition costs	(13.3)	(19.7)	(34.1)
(Increase) decrease in value of business acquired	11.7	16.7	26.5
Amounts due to related parties	(43.8)	49.9	(58.4)
Provision for deferred income taxes	5.4	3.5	2.4
Impairment of goodwill	-	865.0	-
Amortization of goodwill	-	-	22.6
Other	10.0	(1.6)	(30.9)
Net cash provided by (used for) operating activities	(11.9)	25.2	(62.7)
Cash Flows from Investing Activities:			
Proceeds from the sale, maturity or repayment of:			
Fixed maturities available for sale	2,767.9	2,248.5	1,354.5
Equity securities	0.1	-	1.0
Mortgages	32.3	21.9	10.2
Short-term investments	53.5	-	-
Acquisition of investments:			
Fixed maturities available for sale	(2,879.3)	(2,290.5)	(1,371.2)
Equity securities	-	(0.8)	-
Short-term investments	-	(35.1)	(2.1)
Mortgages	(10.0)	-	(29.5)
Decrease in policy loans	(1.4)	(0.2)	(0.6)
Other, net	(0.9)	(5.1)	(1.8)
Net cash used for investing activities	(37.8)	(61.3)	(39.5)
Cash Flows from Financing Activities:			
Deposits and interest credited for investment contracts	151.0	149.0	145.2
Maturities and withdrawals from insurance contracts	(97.0)	(83.2)	(130.9)
Increase in borrowed money	29.2	(1.2)	-
Dividends to shareholder	(25.5)	(14.4)	(18.0)
Increase in borrowed money	-	-	90.5
Net cash provided by financing activities	57.7	50.2	86.8
Net increase (decrease) in cash and cash equivalents	8.0	14.1	(15.4)
Cash received from First Golden	-	5.8	-
Cash and cash equivalents, beginning of period	2.4	(17.5)	(2.1)
Cash and cash equivalents, end of period	$ 10.4	$ 2.4	$ (17.5)
Supplemental cash flow information:			
Income taxes paid, net	$ 29.5	$ 2.7	$ 28.1

The accompanying notes are an integral part of these financial statements.

F-6

1. Significant Accounting Policies

Principles of Consolidation

Until October 1, 2003, ReliaStar Life Insurance Company of New York ("RLNY" or the "Company") was a wholly-owned subsidiary of Security-Connecticut Life Insurance Company ("Security-Connecticut Life"), a Minnesota domiciled insurance company, which provides financial products and services in the United States. Effective October 1, 2003, Security-Connecticut merged with and into ReliaStar Life Insurance Company ("ReliaStar Life") causing the Company to be a direct subsidiary of ReliaStar Life. ReliaStar Life is a wholly-owned subsidiary of Lion Connecticut Holdings, Inc. ("Lion"), a Connecticut holding and management company. Lion's ultimate parent is ING Groep, N.V. ("ING"), a global financial services company based in The Netherlands.

On September 1, 2000, ING America Insurance Holdings, Inc. ("ING AIH"), an indirect, wholly-owned subsidiary of ING, acquired ReliaStar Financial Corp. ("ReliaStar"), of which the Company is part, for approximately $6 billion. The purchase price was comprised of approximately $5.1 billion in cash and the assumption of $917 million of outstanding debt and other net liabilities.

On April 1, 2002, ReliaStar Life acquired First Golden American Life Insurance Company of New York ("First Golden"), an affiliated entity, for a purchase price of $27.7 million in cash and $0.2 million in receivables. The purchase price was based on First Golden's statutory-basis book value. ReliaStar Life contributed First Golden to Security-Connecticut at GAAP book value. Security-Connecticut contributed First Golden to RLNY and First Golden was dissolved into RLNY at GAAP book value. The contribution of First Golden to RLNY was recorded as an increase to stockholder's equity of $31.4 million which equaled First Golden's April 1, 2002 GAAP book value. Approval for the merger was obtained from the insurance departments of the states of New York and Delaware.

Statement of Financial Accounting Standards ("FAS") No. 141 *Business Combinations* excludes transfers of net assets or exchanges of shares between entities under common control and is therefore covered by Accounting Principles Board ("APB") Opinion No. 16 *Business Combinations*. In accordance with Opinion No. 16, the statement of financial position and other financial information is presented as of the beginning of the period being presented in the financial statements. The Company has recorded amounts as though the assets and liabilities had been transferred at January 1, 2002 on a combined basis. The 2001 information was not restated due to the immateriality of the First Golden amounts to the prior periods.

Description of Business

The Company is principally engaged in the business of providing life insurance and related financial services products. The Company provides and distributes individual life insurance and annuities; employee benefit products and services and retirement plans. The Company operates primarily in the United States and is authorized to conduct business in all 50 states and the District of Columbia.

Recently Adopted Accounting Standards

Accounting for Goodwill and Intangible Assets

During 2002, the Company adopted Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("FAS") No. 142, *Goodwill and Other Intangible Asset* ("FAS No. 142"). The adoption of this standard resulted in an impairment loss of $865.0 million. The Company, in accordance with FAS No. 142, recorded the impairment loss retroactive to the first quarter of 2002; prior quarters of 2002 were restated accordingly. This impairment loss represented the entire carrying amount of goodwill, net of accumulated amortization. This impairment charge was shown as a change in accounting principle on the December 31, 2002 Consolidated Income Statement.

Application of the nonamortization provision (net of tax) of the standard resulted in an increase in net income of $22.6 million for the year ended December 31, 2001. Had the Company been accounting for goodwill under FAS No. 142 for the period presented, the Company's net income would have been as follows:

	Year ended December 31, 2001
(Millions)	
Reported net income after tax	$ 25.8
Add back goodwill amortization, net of tax	22.6
Adjusted net income after tax	$ 48.4

Accounting for Derivative Instruments and Hedging Activities

In June 1998, the FASB issued FAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended and interpreted by FAS No. 137, *Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement 133*, FAS No. 138, *Accounting for Certain Derivative Instruments and Certain*

Hedging Activities - an Amendment of FAS No. 133, and certain FAS No.133 implementation issues. This Standard, as amended, requires companies to record all derivatives on the balance sheet as either assets or liabilities and measure those instruments at fair value. The manner in which companies are to record gains or losses resulting from changes in the fair values of those derivatives depends on the use of the derivative and whether it qualifies for hedge accounting. FAS No. 133 was effective for the Company's financial statements beginning January 1, 2001.

Adoption of FAS No. 133 did not have a material effect on the Company's financial position or results of operations given the Company's limited derivative holdings and embedded derivative holdings.

The Company occasionally purchases a financial instrument that contains a derivative that is "embedded" in the instrument. In addition, the Company's insurance products are reviewed to determine whether they contain an embedded derivative. The Company assesses whether the economic characteristics of the embedded derivative are clearly and closely related to the economic characteristics of the remaining component of the financial instrument or insurance product (i.e., the host contract) and whether a separate instrument with the same terms as the embedded instrument would meet the definition of a derivative instrument. When it is determined that the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract and that a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is separated from the host contract and carried at fair value. However, in cases where the host contract is measured at fair value, with changes in fair value reported in current period earnings or the Company is unable to reliably identify and measure the embedded derivative for separation from its host contracts, the entire contract is carried on the balance sheet at fair value and is not designated as a hedging instrument. The Company did not have embedded derivatives at December 31, 2003 or 2002.

The Derivative Implementation Group ("DIG") responsible for issuing guidance on behalf of the FASB for implementation of FAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* recently issued Statement Implementation Issue No. B36, *Embedded Derivatives.* Modified Coinsurance Arrangements and Debt Instruments That Incorporate Credit Risk Exposures That Are Unrelated or Only Partially Related to the Credit Worthiness of the Obligor under Those Instruments" ("DIG B36"). Under this interpretation, modified coinsurance and coinsurance with funds withheld reinsurance agreements as well as other types of receivables and payables where interest is determined by reference to a pool of fixed maturity assets or total return debt index may be determined to contain embedded derivatives that are required to be bifurcated. The required date of adoption of DIG B36 for the Company is October 1, 2003. The Company has completed its evaluation of DIG B36 and determined that it has no investment or insurance products that are applicable to require implementation of the guidance, and therefore, the guidance had no impact on the Company's financial position, results of operations or cash flows.

Guarantees

In November 2002, the FASB issued Interpretation No. 45 ("FIN 45"), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, to clarify accounting and disclosure requirements relating to a guarantor's issuance of certain types of guarantees. FIN 45 requires entities to disclose additional information about certain guarantees, or groups of similar guarantees, even if the likelihood of the guarantor's having to make any payments under the guarantee is remote. The disclosure provisions are effective for financial statements for fiscal years ended after December 15, 2002. For certain guarantees, the interpretation also requires that guarantors recognize a liability equal to the fair value of the guarantee upon its issuance. This initial recognition and measurement provision is to be applied only on a prospective basis to guarantees issued or modified after December 31, 2002. The Company has performed an assessment of its guarantees and believes that all of its significant guarantees are excluded from the scope of this interpretation.

Variable Interest Entities

In January 2003, the FASB issued FASB Interpretation 46, *Consolidation of Variable Interest Entities, an Interpretation of ARB No.51* (FIN 46). In December 2003, the FASB modified FIN 46 to make certain technical corrections and address certain implementation issues that had arisen. FIN 46 provides a new framework for identifying variable interest entities (VIEs) and determining when a company should include the assets, liabilities, noncontrolling interests and results of activities of a VIE in its consolidated financial statements.

In general, a VIE is a corporation, partnership, limited-liability corporation, trust, or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations.

FIN 46 requires a VIE to be consolidated if a party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) is obligated to absorb a majority of the risk of loss from the VIE's activities, is entitled to receive a majority of the VIE's residual returns (if no party absorbs a majority of the VIE's losses), or both. A variable interest holder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE's assets, liabilities and noncontrolling interests at fair value and subsequently account for the VIE as if it were consolidated based on majority voting interest. FIN 46 also requires disclosures about VIEs that the variable interest holder is not required to consolidate but in which it has a significant variable interest.

At December 31, 2003, the Company held the following investments that, for purposes of FIN 46, were evaluated and determined that the investments do not require consolidation in the Company's financial statements:

Asset Type	Purpose	Book Value [1]	Market Value
Private Corporate Securities - synthetic leases; project financings; credit tenant leases	Investment Holdings	$ 220.6	$ 235.6
Foreign Securities - US VIE subsidiaries of foreign companies	Investment Holdings	23.3	24.2
Commercial Mortgage Obligations (CMO)	Investment Holdings and/or Collateral Manager	403.9	406.5
Collateralized Debt Obligations (CDO)	Investment Holdings	20.3	21.4
Asset-Backed Securities (ABS)	Investment Holdings	70.3	75.6
Commercial Mortgage Backed Securities (CMBS)	Investment Holdings	106.1	115.4

[1] Represents maximum exposure to loss except for those structures for which the Company also reserves asset management fees.

New Accounting Pronouncements

In July 2003, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 03-1, *Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts*, which the Company intends to adopt during first quarter 2004. The impact on the financial statements is not known at this time.

Reclassifications and Changes to Prior Year Presentation

Certain reclassifications have been made to prior year financial information to conform to the current year classifications.

During 2003, certain changes were made to the 2002 Income Statement presentation to reflect the correct balances. These changes had no impact on net income or net shareholder's equity of the Company. The following summarizes the corrections to each financial statement line item (in millions):

	Previously Reported 2002	Adjustments	Restated 2002
Revenues			
Premiums	$ 66.2	$ (11.2)	$ 55.0
Fee income	94.3	3.9	98.2
Net investment income	130.8	2.3	133.1
Net realized capital gains	(2.7)	(0.5)	(3.2)
Other	11.7	(6.2)	5.5
Total revenue	$ 300.3	$ (11.7)	$ 288.6
Benefits, losses and expenses:			
Interest credited and other benefits to policyholders	$ 181.1	$ (4.8)	$ 176.3
General expenses	36.2	(6.9)	29.3
Amortization of DAC/VOBA	32.6	-	32.6
Total expenses	$ 249.9	$ (11.7)	$ 238.2

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, money market instruments and other debt issues with a maturity of 90 days or less when purchased.

Investments

All of the Company's fixed maturity and equity securities are currently designated as available-for-sale. Available-for-sale securities are reported at fair value and unrealized gains and losses on these securities are included directly in shareholder's equity, after adjustment for related charges in deferred policy acquisition costs, value of business acquired, and deferred income taxes.

The Company analyzes the general account investments to determine whether there has been an other than temporary decline in fair value below the amortized cost basis in accordance with FAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*. Management considers the length of the time and the extent to which the fair value has been less than cost; the financial condition and near-term prospects of the issuer; future economic conditions and market forecasts; and the Company's intent and ability to retain the investment in the issuer for a period of time sufficient to allow for recovery in fair value. If it is probable that all amounts due according to the contractual terms of a debt security will not be collected, an other than temporary impairment is considered to have occurred.

In addition, the Company invests in structured securities that meet the criteria of Emerging Issues Task Force ("EITF") Issue No. 99-20 *Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets*. Under EITF Issue No. 99-20, a determination of the required impairment is based on credit risk and the possibility of significant prepayment risk that restricts the Company's ability to recover the investment. An impairment is recognized if the fair value of the security is less than book value and there has been an adverse change in cash flow since the last remeasurement date.

When a decline in fair value is determined to be other than temporary, the individual security is written down to fair value and the loss accounted for as a realized loss.

Realized capital gains and losses on investments are included in the income statement. Unrealized capital gains and losses on investments are reflected in shareholder's equity, net of related income taxes.

Purchases and sales of fixed maturities and equity securities (excluding private placements) are recorded on the trade date. Purchases and sales of private placements and mortgage loans are recorded on the closing date.

The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions for short periods of time. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned domestic securities. The collateral is deposited by the borrower with a lending agent, and retained and invested by the lending agent according to the Company's guidelines to generate additional income.

The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the fair value of the loaned securities fluctuates.

In accordance with FAS No. 140, "*Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,*" general account securities on loan are reflected on the Balance Sheets as "securities pledged to creditors". Total securities pledged to creditors at December 31, 2003 and 2002 consisted entirely of fixed maturities.

Reverse dollar repurchase agreement and reverse repurchase agreement transactions are accounted for as collateralized borrowings, where the amount borrowed is equal to the sales price of the underlying securities. These transactions are reported in "Other Liabilities."

Mortgage loans on real estate are reported at amortized cost less impairment writedowns. If the value of any mortgage loan is determined to be impaired (i.e., when it is probable the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to the present value of expected cash flows from the loan, discounted at the loan's effective interest rate, or to the loan's observable market price, or the fair value of the underlying collateral. The carrying value of the impaired loans is reduced by establishing a permanent writedown charged to realized loss

Policy loans are carried at unpaid principal balances, net of impairment reserves.

Short-term investments, consisting primarily of money market instruments and other fixed maturity issues purchased with an original maturity of 91 days to one year, are considered available for sale and are carried at fair value, which approximates amortized cost.

The Company's use of derivatives is limited to hedging purposes. The Company enters into interest rate and currency contracts, including swaps, caps, and floors to reduce and manage risks associated with changes in value, yield, price, cash flow or exchange rates of assets or liabilities held or intended to be held. Changes in the fair value of open derivative contracts are recorded in net realized capital gains and losses.

On occasion, the Company sells call options written on underlying securities that are carried at fair value. Changes in fair value of these options are recorded in net realized capital gains or losses.

Deferred Policy Acquisition Costs and Value of Business Acquired

Deferred Policy Acquisition Costs ("DAC") is an asset, which represents certain costs of acquiring certain insurance business, which are deferred and amortized. These costs, all of which vary with and are primarily related to the production of new and renewal business, consist principally of commissions, certain underwriting and contract issuance expenses, and certain agency expenses. Value of Business Acquired ("VOBA") is an asset, which represents the present value of estimated net cash flows embedded in the Company's contracts, which existed at the time the Company was acquired by ING. DAC and VOBA are evaluated for recoverability at each balance sheet date and these assets would be reduced to the extent that gross profits are inadequate to recover the asset.

The amortization methodology varies by product type based upon two accounting standards: FAS No. 60, *Accounting and Reporting by Insurance Enterprises* ("FAS No. 60") and FAS No. 97, *Accounting and Reporting by Insurance enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments* ("FAS No. 97").

Under FAS No. 60, acquisition costs for traditional life insurance products, which primarily include whole life and term life insurance contracts, are amortized over the premium payment period in proportion to the premium revenue recognition.

Under FAS No. 97, acquisition costs for universal life and investment-type products, which include universal life policies and fixed and variable deferred annuities, are amortized over the life of the blocks of policies (usually 25 or 30 years) in relation to the emergence of estimated gross profits from surrender charges, investment margins, mortality and expense margins, asset-based fee income, and actual realized gains (losses) on investments. Amortization is adjusted retrospectively when estimates of current or future gross profits to be realized from a group of products are revised.

Activity for the years ended December 31, 2003, 2002 and 2001 within VOBA was as follows:

(Millions)		
Balance at December 31, 2000	$	93.8
Adjustment for FAS No. 115		(14.5)
Additions		8.6
Interest accrued at 5% - 7%		4.4
Amortization		(27.6)
Balance at December 31, 2001		64.7
Adjustment for FAS No. 115		(4.0)
Additions		4.5
Interest accrued at 5% - 7%		1.1
Amortization		(18.1)
Balance at December 31, 2002		48.2
Adjustment for FAS No. 115		6.8
Additions		3.5
Interest accrued at 5% - 7%		0.5
Amortization		(22.5)
Balance at December 31, 2003	$	36.5

The estimated amount of VOBA to be amortized, net of interest, over the next five years is $7.0 million, $6.2 million, $5.4 million, $4.9 million and $4.2 million for the years 2004, 2005, 2006, 2007 and 2008, respectively. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results.

As part of the regular analysis of DAC/VOBA, at the end of third quarter of 2002, the Company unlocked its long-term rate of return assumptions. The Company reset long-term assumptions for the separate account returns to 9.0% (gross before fund management fees and mortality and expense and other policy charges), as of December 31, 2002, reflecting a blended return of equity and other sub-accounts. The initial unlocking adjustment in 2002 was primarily driven by the sustained downturn in the equity markets and revised expectations for future returns. During 2002, the Company recorded an acceleration of DAC/VOBA amortization totaling $1.5 million before tax, or $1.0 million, net of $0.5 million of federal income tax benefit.

During 2003, the Company reset long-term assumptions for the separate account returns from 9.0% to 8.5% (gross before fund management fees and mortality and expense and other policy charges), as of December 31, 2003, maintaining a blended return of equity and other sub-accounts. The 2003 unlocking adjustment from the previous year was primarily driven by improved market performance. For the year ended December 31, 2003, the Company recorded an acceleration of DAC/VOBA amortization totaling $5.4 million before tax, or $3.5 million, net of $1.9 million of federal income tax benefit due to the change in the equity return assumption along with other prospective assumption changes.

Policy Liabilities and Accruals

Future policy benefits include reserves for universal life, immediate annuities with life contingent payouts and traditional life insurance contracts. Reserves for universal life products are equal to cumulative deposits less withdrawals and charges plus credited interest thereon. Reserves for traditional life insurance contracts represent the present value of future benefits to be paid to or on behalf of policyholders and related expenses less the present value of future net premiums.

Reserves for immediate annuities with life contingent payout contracts are computed on the basis of assumed investment yield, mortality, and expenses, including a margin for adverse deviations. Such assumptions generally vary by plan, year of issue and policy duration. Reserve interest rates range from 5.0% to 7.5% for all years presented. Investment yield is based on the Company's experience.

Mortality and withdrawal rate assumptions are based on relevant Company experience and are periodically reviewed against both industry standards and experience.

Other policyholders' funds include reserves for deferred annuity investment contracts and immediate annuities without life contingent payouts. Reserves on such contracts are equal to cumulative deposits less charges and withdrawals plus credited interest thereon (rates range from 3.0% to 7.5% for all years presented) net of adjustments for investment experience that the Company is entitled to reflect in future credited interest.

Revenue Recognition

For universal life and certain annuity contracts, charges assessed against policyholders' funds for the cost of insurance, surrender, expenses and other fees are recorded as revenue as charges are assessed against policyholders. Other amounts received for these contracts are reflected as deposits and are not recorded as revenue. Related policy benefits are recorded in relation to the associated premiums or gross profit so that profits are recognized over the expected lives of the contracts. When annuity payments with life contingencies begin under contracts that were initially investment contracts, the accumulated balance in the account is treated as a single premium for the purchase of an annuity and reflected as an offsetting amount in both premiums and current and future benefits in the Income Statement.

Separate Accounts

Separate Account assets and liabilities generally represent funds maintained to meet specific investment objectives of policyholders or contractholders who bear the investment risk, subject, in some cases, to minimum guaranteed rates. Investment income and investment gains and losses generally accrue directly to such policyholders or contractholders. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company.

Separate Account assets supporting variable options under universal life policies and annuity contracts are invested, as designated by the contractholder or policyholder (who bears the investment risk subject, in limited cases, to minimum guaranteed rates) in shares of mutual funds which are managed by the Company, or other selected mutual funds not managed by the Company.

Separate Account assets and liabilities are shown as separate captions in the Balance Sheets. Deposits, investment income and net realized and unrealized capital gains and losses of the Separate Accounts are not reflected in the Financial Statements (with the exception of realized and unrealized capital gains and losses on the assets supporting the guaranteed interest option). The Statements of Cash Flows do not reflect investment activity of the Separate Accounts.

Reinsurance

The Company utilizes reinsurance agreements to reduce its exposure to large losses in all aspects of its insurance business. Such reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge the primary liability of the Company as direct insurer of the risks reinsured. The Company evaluates the financial strength of potential reinsurers and continually monitors the financial condition of reinsurers. Only those reinsurance recoverable balances deemed probable of recovery are reflected as assets on the Company's Balance Sheets.

Income Taxes

The Company is taxed at regular corporate rates after adjusting income reported for financial statement purposes for certain items. Deferred income tax expenses/benefits result from changes during the year in cumulative temporary differences between the tax basis and book basis of assets and liabilities.

Deferred corporate tax is stated at the face value and is calculated for temporary valuation differences between carrying amounts of assets and liabilities in the balance sheet and tax bases based on tax rates that are expected to apply in the period when the assets are realized or the liabilities are settled.

Deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which the deductible temporary differences can be utilized. A deferred tax asset is recognized for the carryforward of unused tax losses to the extent that it is probable that future taxable profits will be available for compensation.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
(A wholly-owned subsidiary of ReliaStar Life Insurance Company)
Notes to Financial Statements

2. Investments

Fixed maturities available for sale as of December 31 were as follows:

2003	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value	
(Millions)								
U.S. government and government								
agencies and authorities	$	7.5	$	0.3	$	-	$	7.8
States, municipalities and political								
subdivisions		1.8		0.1		-		1.9
U.S. corporate securities:								
Public utilities		127.6		9.3		0.5		136.4
Other corporate securities		838.5		57.9		6.2		890.2
Total U.S. corporate securities		966.1		67.2		6.7		1,026.6
Foreign securities:								
Government		28.0		0.4		0.2		28.2
Other		141.2		6.9		2.8		145.3
Total foreign securities		169.2		7.3		3.0		173.5
Mortgage-backed securities		399.8		4.0		1.3		402.5
Other asset-backed securities		100.3		8.6		1.3		107.6
Total fixed maturities, including								
fixed maturities pledged to creditors		1,644.7		87.5		12.3		1,719.9
Less: Fixed maturities pledged to								
creditors		1.9		-		-		1.9
Fixed maturities	$	1,642.8	$	87.5	$	12.3	$	1,718.0

2002	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
(Millions)				
U.S. government and government agencies and authorities	$ 96.6	$ 1.8	$ -	$ 98.4
States, municipalities and political subdivisions	1.7	0.1	-	1.8
U.S. corporate securities:				
Public utilities	104.3	8.0	1.1	111.2
Other corporate securities	805.3	67.7	10.5	862.5
Total U.S. corporate securities	909.6	75.7	11.6	973.7
Foreign securities:				
Government	3.4	0.4	-	3.8
Total foreign securities	3.4	0.4	-	3.8
Mortgage-backed securities	367.4	8.2	0.1	375.5
Other asset-backed securities	145.2	9.0	5.0	149.2
Total fixed maturities, including fixed maturities pledged to creditors	1,523.9	95.2	16.7	1,602.4
Less: fixed maturities pledged to creditors	0.9	-	-	0.9
Fixed maturities	$ 1,523.0	$ 95.2	$ 16.7	$ 1,601.5

At December 31, 2003 and 2002, net unrealized appreciation of $75.2 million and $78.5 million, respectively, on available-for-sale fixed maturities.

The aggregate unrealized losses and related fair value of investments with unrealized losses as of December 31, 2003, are shown below by duration:

(Millions)	Unrealized Loss	Fair Value
Duration category:		
Less than six months below cost	$ 3.1	$ 238.6
More than six months and less than twelve months below cost	5.1	165.6
More than twelve months below cost	4.1	23.2
Fixed maturities	$ 12.3	$ 427.4

Of the losses more than 6 months and less than 12 months in duration of $5.1 million, there were $2.0 million in unrealized losses that are primarily related to interest rate movement or spread widening for other than credit-related reasons. Business and operating fundamentals are performing as expected. The remaining losses of $3.1 million as of December 31, 2003 included the following items:

- $0.8 million of unrealized losses related to securities reviewed for impairment under the guidance prescribed by EITF 99-20. This category includes U.S. government-backed securities, principal protected securities and structured securities which did not have an adverse change in cash flows for which the carrying amount was $13.0 million.

- $0.7 million of unrealized losses relating to the energy/utility industry, for which the carrying amount was $14.6 million. During 2003, the energy sector recovered due to a gradually improving economic picture and the lack of any material accounting irregularities similar to those experienced in the prior two years. The Company's year-end analysis indicates that it can expect the debt to be serviced in accordance with the contractual terms.

- $1.3 million of unrealized losses relating to non-domestic issues, with no unrealized loss exposure per country in excess of $1.5 million for which the carrying amount was $28.2 million. The Company's credit exposures are well-diversified in these markets including metals and beverage companies.

- The remaining unrealized losses totaling $0.3 million relate to a carrying amount of $9.8 million.

An analysis of the losses more than 12 months in duration of $4.1 million follows. There were $0.9 million in unrealized losses that are primarily related to interest rate movement or spread widening for other than credit-related reasons. Business and operating fundamentals are performing as expected. The remaining losses of $3.5 million as of December 31, 2003 included the following significant items:

- $1.9 million of unrealized losses relating to the airline industries, for which the carrying amount was $11.9 million. During 2003, the airline industry continued to suffer from decreased passenger volumes and a gradually improving economy. The majority of our airline investments are comprised of Enhanced Equipment Trust Certificates ("EETC"). The analysis at year-end indicates the specific collateral backing our EETC investments predominantly is represented by newer models that are expected to be retained as individual airlines reduce their fleets.

- $0.7 million of unrealized losses related to securities reviewed for impairment under the guidance prescribed by EITF 99-20. This category includes U.S. government-backed securities, principal protected securities and structured securities which did not have an adverse change in cash flows for which the carrying amount was $2.5 million.

- The remaining unrealized losses totaling $0.6 million relate to a carrying amount of $4.4 million.

The amortized cost and fair value of total fixed maturities for the year-ended December 31, 2003 are shown below by contractual maturity. Actual maturities may differ from contractual maturities because securities may be restructured, called, or prepaid.

(Millions)	Amortized Cost		Fair Value	
Due to mature:				
One year or less	$	33.1	$	34.1
After one year through five years		419.8		441.8
After five years through ten years		377.1		401.4
After ten years		208.6		217.2
Mortgage-backed securities		505.8		517.8
Other asset-backed securities		100.3		107.6
Less: fixed maturities securities pledged to creditor		1.9		1.9
Fixed maturities	$	1,642.8	$	1,718.0

At December 31, 2003 and 2002, fixed maturities with carrying values of $6.1 million and $5.7 million, respectively, were on deposit as required by regulatory authorities.

Beginning in April 2001, the Company entered into reverse dollar repurchase agreement and reverse repurchase agreement transactions to increase its return on investments and improve liquidity. These transactions involve a sale of securities and an agreement to repurchase substantially the same securities as those sold. The dollar rolls and reverse repurchase agreements are accounted for as short-term collateralized financings and the repurchase obligation is reported as a component of other borrowed money on the Balance Sheets.

The repurchase obligation totaled $101.3 and $73.1 million at December 31, 2003 and 2002, respectively. The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments, an amount that was not material at December 31, 2003 or 2002. The Company believes the counterparties to the dollar roll and reverse repurchase agreements are financially responsible and that the counterparty risk is immaterial.

During 2003, the Company determined that eight fixed maturities had other than temporary impairments. As a result, at December 31, 2003, the Company recognized a pre-tax loss of $4.7 million to reduce the carrying value of the fixed maturities to their combined fair value of $7.5 million. During 2002, the Company determined that twenty two fixed maturities had other than temporary impairments. As a result, at December 31, 2002, the Company recognized a pre-tax loss of $11.4 million to reduce the carrying value of the fixed maturities to their combined fair value of $25.9 million. During 2001, the Company determined that ten fixed maturities had other than temporary impairments. As a result, at December 31, 2001, the Company recognized a pre-tax loss of $0.9 million to reduce the carrying value of the fixed maturities to their fair value of $11.4 million.

3. Financial Instruments

Estimated Fair Value

The following disclosures are made in accordance with the requirements of FAS No. 107, *Disclosures about Fair Value of Financial Instruments*. FAS No. 107 requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates, in many cases, could not be realized in immediate settlement of the instrument.

FAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Fixed maturities: The fair values for the actively traded marketable bonds are determined based upon the quoted market prices. The fair values for marketable bonds without an active market are obtained through several commercial pricing services which provide the estimated fair values. Fair values of privately placed bonds are determined using a matrix-based pricing model. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer and cash flow characteristics of the security. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bonds. Fair values for privately placed bonds are determined through consideration of factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees and the Company's evaluation of the borrower's ability to compete in their relevant market.

Equity securities: Fair values of these securities are based upon quoted market value. For equity securities not actively traded, estimated fair values are based upon values of issues of comparable yield and quality or conversion value where applicable.

Mortgage loans on real estate: The fair values for mortgage loans on real estate are estimated using discounted cash flow analyses and rates currently being offered in the marketplace for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations.

Cash, short-term investments and policy loans: The carrying amounts for these assets approximate the assets' fair values.

Assets held in separate accounts: Assets held in separate accounts are reported at the quoted fair values of the individual securities in the separate accounts.

Other financial instruments reported as assets: The carrying amounts for these financial instruments (primarily premiums and other accounts receivable and accrued investment income) approximate those assets' fair values.

Investment contract liabilities: The fair values for deferred annuities are estimated to be the amount payable on demand at the reporting date, as those investment contracts have no defined maturity and are similar to a deposit liability. The amount payable at the reporting date was calculated as the account balance less applicable surrender charges.

The fair values for supplementary contracts without life contingencies and immediate annuities were estimated using discounted cash flow analyses. The discount rate was based upon treasury rates plus a pricing margin.

The carrying amounts reported for other investment contracts, which includes retirement plan deposits, approximate those liabilities' fair value.

Claim and other deposit funds: The carrying amounts for claim and other deposit funds approximate the liabilities' fair values.

Other financial instruments reported as liabilities: The carrying amounts for other financial instruments (primarily normal payables of a short-term nature) approximate those liabilities' fair values.

The carrying values and estimated fair values of certain of the Company's financial instruments at December 31, 2003 and 2002 were as follows:

	2003		2002	
	Carrying Value	Fair Value	Carrying Value	Fair Value
(Millions)				
Assets:				
Fixed maturity securities	$ 1,718.0	$ 1,718.0	$ 1,601.5	$ 1,601.5
Equity securities	4.2	4.2	4.4	4.4
Mortgage loans on real estate	209.7	235.1	243.6	275.6
Policy loans	86.6	86.6	85.2	85.2
Cash and short-term investments	12.5	12.5	58.0	58.0
Assets held in separate accounts	523.1	523.1	429.4	429.4
Liabilities:				
Investment contract liabilities:				
Deferred annuities	382.9	307.6	411.3	409.6
Supplementary contracts and immediate annuities	13.3	13.3	13.1	13.1
Liabilities related to separate accounts	523.1	523.1	429.4	429.4

Fair value estimates are made at a specific point in time, based on available market information and judgments about various financial instruments, such as estimates of timing and amounts of future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instruments. In evaluating the Company's management of interest rate, price and liquidity risks, the fair values of all assets and liabilities should be taken into consideration, not only those presented above.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
(A wholly-owned subsidiary of ReliaStar Life Insurance Company)
Notes to Financial Statements

4. Net Investment Income

Sources of net investment income were as follows:

(Millions)	Year ended December 31, 2003		Year ended December 31, 2002		Year ended December 31, 2001	
Fixed maturities	$	102.2	$	108.7	$	116.2
Equity securities		-		0.5		0.1
Mortgage loans		18.7		20.7		21.4
Policy loans		5.8		5.9		6.4
Short term investments and cash equivalents		0.2		0.3		1.4
Other		(0.9)		(0.7)		1.2
Gross investment income		126.0		135.4		146.7
Less: investment expense		(1.6)		(2.3)		(4.4)
Net investment income	$	124.4	$	133.1	$	142.3

Dividend Restrictions and Shareholder's Equity

The Company paid $25.5 and $14.4 million in cash dividends to its Parent in 2003 and 2002, respectively.

The Company did not receive capital contributions in 2003. The Company did receive capital contributions in 2002. The amount contributed was $31.4 million from Security-Connecticut related to the First Golden merger (refer to Note 1).

The Company's ability to pay cash dividends to its parent is restricted by law or subject to approval of the insurance regulatory authorities of the State of New York. These authorities recognize only statutory accounting practices for determining the ability of an insurer to pay dividends to its shareholders.

Under New York insurance law regulating the payment of dividends by the Company, any such payment must be paid solely from the earned surplus of the Company. Earned surplus means the earned surplus as determined in accordance with statutory accounting practices (unassigned funds), less the amount of such earned surplus which is attributable to unrealized capital gains. Further, without approval of the Superintendent, the Company may not pay in any calendar year any dividend which, when combined with other dividends paid within the preceding 12 months, exceeds the lesser of (i) 10% of the Company's statutory surplus at the prior year end or (ii) 100% of the Company's statutory net investment income for the prior calendar year.

The underlying statutory capital and surplus of the Company was $278.7 million and $267.0 million at December 31, 2003 and 2002, respectively. Statutory net income was $42.8, $18.0 million, and $11.0 million for the years ended December 31, 2003, 2002, and 2001, respectively.

As of December 31, 2003, the Company does not utilize any statutory accounting practices, which are not prescribed by state regulatory authorities that, individually or in the aggregate, materially affect statutory capital and surplus.

For 2001, the Company was required to implement statutory accounting changes ("Codification") ratified by the National Association of Insurance Commissioners ("NAIC") and state insurance departments. The cumulative effect of Codification to the Company's statutory surplus as of January 1, 2001 was a decrease of $11.9 million.

The Company maintains a $121.9 million reciprocal loan agreement with ING AIH, a perpetual $30.0 million revolving note facility with Bank of New York and a $30.0 million revolving note facility with SunTrust Bank which expires on July 30, 2004.

6. Capital Gains and Losses

Realized capital gains or losses are the difference between the carrying value and sale proceeds of specific investments sold. Net realized capital (losses) gains on investments were as follows:

(Millions)	Year ended December 31, 2003		Year ended December 31, 2002		Year ended December 31, 2001	
Fixed maturities	$	10.2	$	(2.5)	$	11.8
Equity securities		(0.1)		0.2		(0.4)
Other investments		0.5		(0.9)		(0.8)
Pretax realized capital gains (losses)	$	10.6	$	(3.2)	$	10.6
After-tax realized capital gains (losses)	$	6.9	$	(2.0)	$	6.9

Proceeds from the sale of total fixed maturities and the related gross gains and losses were as follows:

(Millions)	Year ended December 31, 2003		Year ended December 31, 2002		Year ended December 31, 2001	
Proceeds on sales	$	1,677.2	$	1,424.2	$	1,277.5
Gross gains		23.7		39.7		24.8
Gross losses		13.5		42.2		13.0

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
(A wholly-owned subsidiary of ReliaStar Life Insurance Company)
Notes to Financial Statements

Changes in shareholder's equity related to changes in accumulated other comprehensive income (unrealized capital gains and losses on securities including securities pledged to creditors) were as follows:

(Millions)	Year ended December 31, 2003		Year ended December 31, 2002		Year ended December 31, 2001	
Fixed maturities	$	(3.3)	$	33.6	$	15.7
Equity securities		(0.2)		0.1		0.1
Other investments		4.3		11.4		(20.3)
		0.8		45.1		(4.5)
Less: Increase (decrease) in deferred income taxes		0.4		16.2		(1.6)
Net changes in accumulated other comprehensive income (loss)	$	0.4	$	28.9	$	(2.9)

Shareholder's equity included the following accumulated other comprehensive income (loss):

(Millions)	As of December 31, 2003		As of December 31, 2002		As of December 31, 2001	
Net unrealized capital gains (losses):						
Fixed maturities	$	75.2	$	78.5	$	44.9
Equity securities		(0.2)		-		(0.1)
Other		(19.2)		(23.5)		(34.9)
		55.8		55.0		9.9
Less: Deferred income taxes		20.0		19.6		3.4
Net accumulated other comprehensive income (loss)	$	35.8	$	35.4	$	6.5

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
(A wholly-owned subsidiary of ReliaStar Life Insurance Company)
Notes to Financial Statements

Changes in accumulated other comprehensive income related to changes in unrealized gains (losses) on securities, including securities pledged to creditors were as follows:

(Millions)	Year ended December 31, 2003		Year ended December 31, 2002		Year ended December 31, 2001	
Unrealized holding gains (losses) arising the year [1]	$	7.3	$	30.7	$	(9.8)
Less: reclassification adjustment for gains (losses) and other items included in net income [2]		6.9		1.8		(6.9)
Net unrealized gains (losses) on securities	$	0.4	$	28.9	$	(2.9)

[1] Pretax unrealized holding gains (losses) arising during the year were $11.2, $47.1 million and $(14.9) million for the years ended December 31, 2003 2002 and 2001, respectively.
[2] Pretax reclassification adjustments for gains (losses) and other items included in net income were $10.6, $2.6 million and $(10.5) million, for the years ended December 31, 2003, 2002 and 2001, respectively

7. Unpaid Accident and Health Claims

The change in the liability for unpaid accident and health claims and claim adjustment expenses is summarized as follows:

(Millions)	2003		2002		2001	
Balance at January 1	$	17.5	$	14.5	$	14.1
Less reinsurance recoverable		14.2		13.4		11.1
Net balance at January 1		3.3		1.1		3.0
Incurred related to:						
Current year		4.0		1.1		0.6
Prior years		1.3		1.2		0.5
Total incurred		5.3		2.3		1.1
Paid related to:						
Current year		-		(0.2)		0.5
Prior years		2.6		0.3		2.5
Total Paid		2.6		0.1		3.0
Net balance at December 31		6.0		3.3		1.1
Plus reinsurance recoverables		11.0		14.2		13.4
Balance at December 31	$	17.0	$	17.5	$	14.5

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
(A wholly-owned subsidiary of ReliaStar Life Insurance Company)
Notes to Financial Statements

8. Income Taxes

The Company files a consolidated federal income tax return with ReliaStar Life Insurance Company. The Company is allocated an amount approximating the tax the member would have incurred were it not a member of a consolidated group and shall receive benefit for the use of its tax saving attributes used in the consolidated return.

Income taxes from continuing operations consist of the following:

(Millions)	Year ended December 31, 2003		Year ended December 31, 2002		Year ended December 31, 2001	
Current taxes						
Federal	$	20.9	$	14.3	$	23.7
Total current taxes		20.9		14.3		23.7
Deferred taxes						
Federal		5.4		3.5		2.4
Total deferred taxes		5.4		3.5		2.4
Total	$	26.3	$	17.8	$	26.1

Income taxes were different from the amount computed by applying the federal income tax rate to income from continuing operations before income taxes for the following reasons:

(Millions)	Year ended December 31, 2003		Year ended, December 31, 2002		Year ended, December 31, 2001	
Income from continuing operations before income taxes	$	80.2	$	50.4	$	51.9
Tax rate		35%		35%		35%
Application of the tax rate		28.1		17.6		18.2
Tax effect of:						
Goodwill amortization				-		7.9
Prior year deferred tax adjustment		(1.5)		-		-
Other		(0.3)		0.2		-
Income taxes	$	26.3	$	17.8	$	26.1

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities at December 31 are presented below:

(Millions)	2003	2002
Deferred tax assets:		
Deferred policy acquisition costs	$ 4.7	$ 4.8
Insurance reserves	47.9	53.9
Investment losses	10.2	11.7
Legal reserve	5.1	5.3
Other	1.3	4.6
Total gross assets	69.2	80.3
Deferred tax liabilities:		
Present value of future profits	(17.1)	(24.9)
Net unrealized capital gains	(26.2)	(27.6)
Other	(5.7)	(1.7)
Total gross liabilities	(49.0)	(54.2)
Net deferred tax asset	$ 20.2	$ 26.1

Net unrealized capital gains and losses are presented in shareholder's equity net of deferred taxes. As of December 31, 2003 and 2002, no valuation allowance was required for unrealized capital gains and losses.

The "Policyholders' Surplus Account," which arose under prior tax law, is generally that portion of a life insurance company's statutory income that has not been subject to taxation. As of December 31, 1983, no further additions could be made to the Policyholders' Surplus Account for tax return purposes under the Deficit Reduction Act of 1984. The balance in such account was approximately $11.3 million at December 31, 2003. This amount would be taxed only under certain conditions. No income taxes have been provided on this amount since management believes under current tax law the conditions under which such taxes would become payable are remote.

The Internal Revenue Service (the "Service") has completed examinations of the federal income tax returns of the Company for all years through 1999. There were no material adjustments made as a result of the examinations. The Service has commenced its examinations for the years 2000 and 2001.

9. Employee Benefit Plans

   Pension Plans

   The Company utilizes the employees of ING and its affiliates, primarily ReliaStar Life. Benefit charges to the Company for the years ended December 31, 2003 and 2002 were not significant. There were no pension benefit charges allocated to the Company from the ING Americas Retirement Plan for 2003. During 2003 and 2002, the Company was not allocated charges related to the ING America Supplemental Executive Retirement Plan that covers certain employees of the Company.

   ING North America sponsors the ING Savings Plan and ESOP (the "Savings Plan"). Substantially all employees of ING North America and its subsidiaries and affiliates are eligible to participate, including the Company's employees. During 2003, 2002 and 2001, the Company matching contribution charges associated with the Savings Plan were not significant.

   In addition to providing retirement plan benefits, the Company, in conjunction with ING, provides certain health care insurance benefits for retired employees and their eligible dependents. The post-retirement health care plan is contributory, with retiree contribution levels adjusted annually. The life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage. No post-retirement health care benefit charges were allocated to the Company for the years ended December 31, 2003, 2002 and 2001.

10. Related Party Transactions

   Investment Advisory

   The Company entered into an asset management agreement with ING Investment Management, LLC ("IIM"), an affiliate, January 1, 2001, under which IIM provides asset management and accounting services. Under the agreement, the Company records a fee based on the value of the assets under management. The fee is payable quarterly. For the years ended December 31, 2003, 2002, and 2001 the Company incurred fees of $1.5 million, $2.2 million, and $2.1 million, respectively, under this agreement.

   Reciprocal Loan Agreement

   RLNY maintained a reciprocal loan agreement with ING AIH, a Delaware corporation and affiliate, to facilitate the handling of unusual and/or unanticipated short-term cash requirements. Under this agreement, which expired January 30, 2004, RNLY and ING AIH could borrow up to $121.9 million from one another.

Interest on any ING AIH borrowing is charged at a rate based on the prevailing rate of U.S. commercial paper available for purchase with similar duration. Under this greement, the Company did not incur significant interest income or interest expense for the years ended December 31, 2003, 2002 and 2001. At December 31, 2003, the Company had a $26.7 million receivable from ING AIH.

11. Reinsurance

The Company utilizes excess or quota share treaties to reduce its exposure to large losses. The Company will only retain amounts not exceeding the Company's retention limits as stated below.

At December 31, 2003, RLNY had reinsurance treaties with sixty-one authorized unaffiliated reinsurers and four affiliated reinsurers covering a significant portion of the mortality risks and guaranteed death and living benefits under its contracts. The Company remains liable to the extent its reinsurers do not meet their obligations under the reinsurance agreements.

The Company's retention limit is $300,000 per insurable life for individual retail coverage. For group coverage and individual payroll deduction coverage, the retention is $500,000 per life with per occurrence limitations, subject to certain maximums. Reinsurance premiums, commissions and expense reimbursements related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Reserves are based on the terms of the reinsurance contracts and are consistent with the risk assumed. RLNY obtained letters of credit in the amount of $2.0 million from Fleet Bank, $1.1 million from JPMorgan/Chase Bank, $0.8 million from U.S. Bank, $3.8 million from Bank One and $0.5 from Mellon Bank.

The effect of reinsurance on premiums and recoveries was as follows:

(Millions)	Year ended December 31, 2003		Year ended December 31, 2002		Year ended December 31, 2001	
Direct premiums	$	93.8	$	87.5	$	87.3
Reinsurance assumed		4.0		4.0		3.3
Reinsurance ceded		(36.0)		(36.5)		(30.4)
Net premiums		61.8		55.0		60.2
Reinsurance recoveries	$	11.8	$	21.3	$	29.2

12. Commitments and Contingent Liabilities

Leases

For the year ended December 31, 2003, 2002, and 2001, rent expense for leases was $0.4 million, $0.3 million and $0.0 million. The future net minimum payments under noncancelable leases for the years ended December 31, 2004 through 2007 are estimated to be $0.1 million, $0.1 million, $0.1 million, $0.1 million, respectively, and no future net minimum payment thereafter. The Company pays substantially all expenses associated with its leased and subleased office properties. Expenses not paid directly by the Company are paid for by an affiliate and allocated back to the Company.

Commitments

Through the normal course of investment operations, the Company commits to either purchase or sell securities, commercial mortgage loans or money market instruments at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either higher or lower replacement cost. Also, there is likely to be a change in the value of the securities underlying the commitments. The Company makes investments in limited partnerships on a subscription basis. At December 31, 2003 and 2002, the Company had to fund subscriptions of $28.9 million and $26.2 million, respectively.

Litigation

The Company is a party to threatened or pending lawsuits arising from the normal conduct of business. Due to the climate in insurance and business litigation, suits against the Company sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of such lawsuits will not have a materially adverse effect on the Company's operations or financial position.

Other Regulatory Matters

Like many financial services companies, certain U.S. affiliates of ING Groep N.V. have received informal and formal requests for information since September 2003 from various governmental and self-regulatory agencies in connection with investigations related to mutual funds and variable insurance products. ING has cooperated fully with each request.

In addition to responding to regulatory requests, ING management initiated an internal review of trading in ING insurance, retirement, and mutual fund products. The goal of this review has been to identify whether there have been any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel. This internal review is being conducted by independent special counsel and auditors. Additionally, ING reviewed its controls and procedures in a continuing effort to deter improper frequent trading in ING products. ING's internal reviews related to mutual fund trading are continuing.

The internal review has identified several arrangements allowing third parties to engage in frequent trading of mutual funds within our variable insurance and mutual fund products, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Most of the identified arrangements were initiated prior to ING's acquisition of the businesses in question. In each arrangement identified, ING has terminated the inappropriate trading, taken steps to discipline or terminate employees who were involved, and modified policies and procedures to deter inappropriate activity. While the review is not completed, management believes the activity identified does not represent a systemic problem in the businesses involved.

These instances included agreements (initiated in 1998) that permitted one variable life insurance customer of Reliastar Life Insurance Company ("Reliastar") to engage in frequent trading, and to submit orders until 4pm Central Time, instead of 4pm Eastern Time. Reliastar was acquired by ING in 2000. The late trading arrangement was immediately terminated when current senior management became aware of it in 2002. ING believes that no profits were realized by the customer from the late trading aspect of the arrangement.

In addition, the review has identified five arrangements that allowed frequent trading of funds within variable insurance products issued by Reliastar and by ING USA Annuity & Life Insurance Company; and in certain ING Funds. ING entities did not receive special benefits in return for any of these arrangements, which have all been terminated. The internal review also identified two investment professionals who engaged in improper frequent trading in ING Funds.

ING will reimburse any ING Fund or its shareholders affected by inappropriate trading for any profits that accrued to any person who engaged in improper frequent trading for which ING is responsible. Management believes that the total amount of such reimbursements will not be material to ING or its U.S. business.